UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2014

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

Registration Form – 2014 – CPFL ENERGIA S.A.                                                            Version: 3

Summary

Registration data
General information	02
Address	04
Marketable securities	05
Auditor information	06
Share register	07
Investor Relations Officer	08
Shareholders’ Department	09

Registration Form – 2014 – CPFL ENERGIA S.A.                                                            Version: 3

1 - General information
Company Name:	CPFL ENERGIA S.A.
Initial Company name:	08/06/2002
Type of participant:	Publicly quoted corporation
Previous company name:	Draft II Participações S.A
Date of Incorporation:	03/20/1998
CNPJ (Federal Tax ID):	02.429.144/0001-93
CVM CODE:	1866-0
Registration Date CVM:	05/18/2000
State of CVM Registration:	Active
Starting date of situation:	05/18/2000
Country:	Brazil
Country in which the
marketable securities
are held in custody:	Brazil
Foreign countries in
which the marketable
securities are accepted
for trading
	Country	Date of admission
	United States	09/29/2004
Sector of activity:	Holding (Electric Energy)
Description of activity:	Holdings
Issuer’s Category:	Category A
Registration Date
on actual category:	01/01/2010
Issuer’s Situation:	Operational
Starting date
of situation:	05/18/2000
Type of share control:	Private Holding
Date of last change of
share control:	11/30/2009

Registration Form – 2014 – CPFL ENERGIA S.A.                                                            Version: 3

Date of last change of company year:
Day/Month of
year end:	12/31
Web address:	www.cpfl.com.br
Newspapers in which
issuer discloses its information:	Name of paper in which issuer discloses its information FU
Diario Oficial do Estado de São Paulo	SP
Valor Econômico	SP

Registration Form – 2014 – CPFL ENERGIA S.A.                                                            Version: 3

2 - ADDRESS

Company Address: Rua Gomes de Carvalho, 1510,  14º– Cj 2 Vila Olímpia, São Paulo, SP, Brazil, ZIP CODE: 04547-005, TELEPHONE: (019) 3756-6083, FAX: (019) 3756-6089,  E-MAIL: ri@cpfl.com.br

Company Mailing Address: Rodovia Engenheiro Miguel Noel Nascentes Burnier, 1755, Km 2,5, Parque São Quirino, Campinas, SP, Brasil, CEP 13088-140, Telephone (019) 3756-6083, Fax (019) 3756-6089, E-MAIL: ri@cpfl.com.br

Registration Form – 2014 – CPFL ENERGIA S.A.                                                            Version: 3

3 - MARKETABLE SECURITIES
Shares		Trading			Listing
Trading mkt	Managing body	Start date	End	Segment	Start date	End
Bolsa	BM&FBOVESPA	09/29/2004		Novo Mercado 9/29/2004

Debentures		Trading			Listing
Trading mkt	Managing body	Start date	End	Segment	Start date	End
Organized
Market	CETIP	05/18/2000		Traditional	05/19/2000

Registration Form – 2014 – CPFL ENERGIA S.A.                                                            Version: 3

4 - AUDITOR INFORMATION
Is there an auditor?	Yes

CVM CODE:	385-9
Type of Auditor:	Brazilian
INDEPENDENT ACCOUNTANT:	Deloitte Touche Tomatsu Auditores Independentes
CNPJ:	49.928.567/0001-11
Service Provision Period:	03/12/2012
PARTNER IN CHARGE	Service Provision Period	CPF (INDIVIDUAL TAX ID)
Marcelo Magalhães Fernandes	03/12/2012	110.931.498-17

Registration Form – 2014 – CPFL ENERGIA S.A.                                                            Version: 3

5 – SHARE REGISTRER
Do you have service provider:	Yes

Corporate Name:	Banco do Brasil

CNPJ:	00.000.000/0001-91
Service Provision Period:	01/01/2011
Address: Rua Lélio Gama, 105 – 38º floor, Gecin, Centro, Rio de Janeiro, RJ, Brasil, ZIP CODE: 20031-080, Telephone (021) 38083551, FAX: (021) 38086088, e-mail: aescriturais@bb.com.br

Registration Form – 2014 – CPFL ENERGIA S.A.                                                            Version: 3

6 – INVESTOR RELATIONS OFFICER
NAME:	Gustavo Estrella
Director of Investor Relations
CPF/CNPJ:	037.234.097-09
Address: Rodovia Engenheiro Miguel Noel Nascentes Burnier, 1755, Km 2,5, Parque São Quirino, Campinas, SP, Brasil, CEP 13088-140, Telephone (019) 3756-6083, Fax (019) 3756-6089, e-mail: gustavoestrella@cpfl.com.br.

Start date of activity:	02/27/2013
End date of activity:

Registration Form – 2014 – CPFL ENERGIA S.A.                                                            Version: 3

7 – SHAREHOLDERS’ DEPARTMENT
Contact	Eduardo Atsushi Takeiti
Start date of activity:	12/13/2011
End date of activity:	10/05/2014

Contact	Leandro José Cappa de Oliveira
Start date of activity:	10/06/2014
End date of activity:

Address: Rodovia Engenheiro Miguel Noel Nascentes Burnier, 1755, Km 2,5, Parque São Quirino, Campinas, SP, Brasil, CEP 13088-140, Telephone (019) 3756-6083, Fax (019) 3756-6089, e-mail: eduardot@cpfl.com.br

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –  Date: June 30, 2014 - CPFL Energia S. A

Table of Contents

Identification of Company
Capital Stock	11
Cash dividend	11
Parent Company Interim Financial Statements
Balance Sheet Assets	12
Balance Sheet Liabilities	13
Income Statement	14
Statement of Comprehensive Income	15
Cash Flow Statements	16
Statement of Changes in Shareholders´ Equity
01/01/2014 to 09/30/2014	17
01/01/2013 to 09/30/2013	18
Statements of Added Value	19
Consolidated Interim Financial Statements
Balance Sheet Assets	20
Balance Sheet Liabilities	21
Income Statement	22
Statement of Comprehensive Income	23
Cash Flow Statements	24
Statement of Changes in Shareholders’ Equity
01/01/2014 to 09/30/2014	25
01/01/2013 to 09/30/2013	26
Statements of Added Value	27
Comments on Performance	28
Notes to the Interim Financial Statements	37
Other relevant information	109
Reports
Report on review of Interim Financial Information	114

Identification of Company / Capital Stock

Number of Shares (in units)	Closing date 06/30/2014
Paid in Capital
Common	962,274,260
Preferred	0
Total	962,274,260
Treasury Stock
Common	0
Preferred	0
Total	0

Identification of Company/ Cash dividend

Event	Approval	Type	Beginning of Payment	Type of Share	Class of share	Amount per Share (Reais/share)

AGM	08/27/2014	Dividend	10/01/2014	ON (Common shares)		0.43875

PARENT COMPANY INTERIM FINANCIAL STATEMENTS - BALANCE SHEET - ASSETS
(in thousands of Brazilian reais – R$)

Code	Description	Current Quarter 09/30/2014	Previous Year 12/31/2013
1	Total assets	8,297,703	8,389,811
1.01	Current assets	2,634,995	1,720,232
1.01.01	Cash and cash equivalents	1,267,593	990,672
1.01.06	Recoverable taxes	41,294	29,874
1.01.06.01	Current recoverable taxes	41,294	29,874
1.01.08	Other current assets	1,326,108	699,686
1.01.08.03	Others	1,326,108	699,686
1.01.08.03.01	Other credits	2,878	1,984
1.01.08.03.02	Dividends and interest on shareholders’ equity	1,323,230	697,702
1.02	Noncurrent assets	5,662,708	6,669,579
1.02.01	Noncurrent assets	216,305	248,623
1.02.01.06	Deferred taxes	173,845	165,798
1.02.01.06.02	Deferred taxes credits	173,845	165,798
1.02.01.08	Related parties credits	3,931	8,948
1.02.01.08.02	Subsidiaries credits	3,931	8,948
1.02.01.09	Other noncurrent assets	38,529	73,877
1.02.01.09.03	Escrow deposits	664	91
1.02.01.09.05	Other credits	10,787	14,389
1.02.01.09.07	Advance for future capital increase	27,078	59,397
1.02.02	Investments	5,445,493	6,419,924
1.02.02.01	Permanent equity interests	5,445,493	6,419,924
1.02.02.01.02	Investments in subsidiares	5,445,493	6,419,924
1.02.03	Property, plant and equipment	889	1,000
1.02.04	Intangible assets	21	32
1.02.04.01	Intangible assets	21	32
1.02.04.01.01	Intangible assets	21	32

PARENT COMPANY INTERIM FINANCIAL STATEMENTS - BALANCE SHEET - LIABILITIES
(in thousands of Brazilian reais – R$)

Code	Description	Current Quarter 09/30/2014	Previous Year 12/31/2013
2	Total liabilities	8,297,703	8,389,811
2.01	Current liabilities	1,795,632	46,245
2.01.01	Social and Labor Obligations	-	10
2.01.01.02	Labor Obligations	-	10
2.01.01.02.01	Estimated Labor Obligation	-	10
2.01.02	Suppliers	606	1,127
2.01.02.01	National Suppliers	606	1,127
2.01.03	Tax Obligations	245	359
2.01.03.01	Federal Tax Obligations	245	359
2.01.03.01.01	Income tax and Social Contribution	-	12
2.01.03.01.03	COFINS (Tax on Revenue)	47	47
2.01.03.01.04	Others Federal	198	300
2.01.04	Loans and financing	1,339,652	12,438
2.01.04.02	Debentures	1,339,652	12,438
2.01.04.02.01	Interest on debentures	50,635	12,438
2.01.04.02.02	Debentures	1,289,017	-
2.01.05	Other Current liabilities	455,129	32,311
2.01.05.02	Others	455,129	32,311
2.01.05.02.01	Dividends and interest on shareholders´ equity	438,056	15,407
2.01.05.02.05	Other payable	17,073	16,904
2.02	Noncurrent liabilities	30,127	1,319,667
2.02.01	Loans and financing	-	1,287,912
2.02.01.02	Debentures	-	1,287,912
2.02.02	Other liabilities	29,573	31,495
2.02.02.02	Others	29,573	31,495
2.02.02.02.04	Other payable	29,573	31,495
2.02.04	Provisons	554	260
2.02.04.01	Reserve for tax, civil and labor risks	554	260
2.02.04.01.02	Reserve for labor risks	328	97
2.02.04.01.04	Reserve for civil risks	226	163
2.03	Shareholders’ equity	6,471,944	7,023,899
2.03.01	Capital	4,793,424	4,793,424
2.03.02	Capital reserves	287,673	287,630
2.03.04	Profit reserves	897,419	1,545,178
2.03.04.01	Legal reserves	603,352	603,352
2.03.04.02	Statutory reserves	294,067	265,037
2.03.04.08	Additional Proposed dividend	-	567,802
2.03.04.10	Reserve of retained earnings for investment	-	108,987
2.03.05	Retained earnings / (loss)	116,646	-
2.03.08	Other Comprehensive Income	376,782	397,667
2.03.08.01	Accumulated Comprehensive Income	376,782	397,667

PARENT COMPANY FINANCIAL STATEMENTS - INCOME STATEMENT
(in thousands of Brazilian reais – R$)

Code	Description	Current Year - Third Quarter	YTD Current Year	Previous Year - Third Quarter	YTD Previous Year
		04/01/2014 to 09/30/2014	01/01/2014 to 09/30/2014	04/01/2013 to 09/30/2013	01/01/2013 to 09/30/2013
3.01	Net Operating revenues	-	33	31	81
3.03	Gross Operating income	-	33	31	81
3.04	Gross Operating income (expense)	97,717	443,807	350,122	662,345
3.04.02	General and administrative	(5,806)	(17,123)	(5,915)	(16,775)
3.04.06	Equity income	103,523	460,930	356,037	679,120
3.05	Income before financial income and taxes	97,717	443,840	350,153	662,426
3.06	Financial income / expense	(1,929)	(14,400)	(444)	(11,026)
3.06.01	Financial income	35,474	90,887	34,906	37,729
3.06.02	Financial expense	(37,403)	(105,287)	(35,350)	(48,755)
3.07	Income before taxes	95,788	429,440	349,709	651,400
3.08	Income tax and social contribution	253	7,731	2,104	(14,911)
3.08.01	Current	-	(318)	3,524	(8,691)
3.08.02	Deferred	253	8,049	(1,420)	(6,220)
3.09	Net income/(loss) from continuing operations	96,041	437,171	351,813	636,489
3.11	Net income/(loss)	96,041	437,171	351,813	636,489
3.99.01.01	ON	0.10	0.45	0.37	0.66
3.99.02.01	ON	0.09	0.44	0.36	0.65

PARENT COMPANY FINANCIAL STATEMENTS - STATEMENT OF COMPREHENSIVE INCOME
(in thousands of Brazilian reais – R$)

Code	Description	Current Year - Third Quarter	YTD Current Year	Previous Year - Third Quarter	YTD Previous Year
		04/01/2014 to 09/30/2014	01/01/2014 to 09/30/2014	07/01/2013 to 09/30/2013	01/01/2013 to 09/30/2013
4.01	Net income/(loss)	96,041	437,171	351,813	636,489
4.02	Other comprehensive income	(1,535)	(1,535)	-	502,927
4.02.02	Equity on comprehensive income of subsidiaries	(1,535)	(1,535)	-	502,927
4.03	Comprehensive income	94,506	435,636	351,813	1,139,416

PARENT COMPANY FINANCIAL STATEMENTS - STATEMENTS OF CASH FLOW – INDIRECT METHOD
(in thousands of Brazilian reais – R$)

Code	Description	YTD Current year 01/01/2014 to 09/30/2014	YTD Previous year 01/01/2013 to 09/30/2013
6.01	Net cash from operating activities	864,464	800,437
6.01.01	Cash generated (used) from operations	73,636	31,280
6.01.01.01	Net income, including income tax and social contribution	429,441	651,400
6.01.01.02	Depreciation and amortization	130	53
6.01.01.03	Reserve for tax, civil, labor	460	208
6.01.01.04	Equity in subsidiaries	(460,930)	(679,120)
6.01.01.05	Interest and monetary and exchange restatement	104,535	58,739
6.01.02	Variation on assets and liabilities	790,828	769,157
6.01.02.01	Dividend and interest on equity received	867,738	792,146
6.01.02.02	Recoverable taxes	(11,391)	16,263
6.01.02.03	Escrow deposits	(568)	(26)
6.01.02.04	Other operating assets	2,707	(1,866)
6.01.02.05	Suppliers	(521)	(736)
6.01.02.06	Other taxes and social contributions	(420)	(245)
6.01.02.07	Interest on debts (paid)	(65,405)	(14,502)
6.01.02.08	Taxes and social contributions paid	-	(12,174)
6.01.02.09	Other operating liabilities	(1,118)	2,814
6.01.02.10	Tax, civil and labor risks paid	(194)	(12,517)
6.02	Net cash in investing activities	(21,912)	(8,011)
6.02.01	Increase in property, plant and equipment	-	(8,011)
6.02.02	Financial investments	-	(337)
6.02.04	Intercompany loans with subsidiaries and associated companies	5,175	4,710
6.02.05	Capital increase in investments	-	(1,489)
6.02.06	Additions to intangible assets	(9)	-
6.02.07	Advance for future capital increase	(27,078)	(9,342)
6.03	Net cash in financing activities	(565,631)	683,497
6.03.01	Payments of Loans, financing and debentures , net of derivatives	-	(149,575)
6.03.02	Payments of dividend and interest on shareholders’ equity	(565,631)	(454,108)
6.03.03	Loans, financing and debentures obtained	-	1,287,180
6.05	Increase (decrease) in cash and cash equivalents	276,921	1,475,923
6.05.01	Cash and cash equivalents at beginning of period	990,672	141,835
6.05.02	Cash and cash equivalents at end of period	1,267,593	1,617,758

PARENT COMPANY FINANCIAL STATEMENTS - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 01, 2014 TO SEPTEMBER 30, 2014 (in thousands of Brazilian reais – R$)

Code	Description	Capital	Capital Reserves, options and treasury shares	Profit Reserves	Retained earnings	Other comprehensive income	Shareholders’ Equity Total
5.01	Opening balance	4,793,424	287,630	1,545,177	-	397,667	7,023,898
5.03	Adjusted balance	4,793,424	287,630	1,545,177	-	397,667	7,023,898
5.04	Capital transactions within shareholders	-	44	(567,802)	(419,833)	-	(987,591)
5.04.06	Dividends	-	-	-	-	-	-
5.04.09	Approval of the proposed dividend	-	-	(567,802)	-	-	(567,802)
5.04.10	Capital increase in subsidiaries without change in control	-	251	-	-	-	251
5.04.11	Gain (loss) in participation without change in control	-	(207)	-	-	-	(207)
5.04.12	Prescribed dividend	-	-	-	2,362	-	2,362
5.04.13	Interim dividend	-	-	-	(422,195)	-	(422,195)
5.05	Total Comprehensive Income	-	-	-	437,171	(1,535)	435,636
5.05.01	Net Income	-	-	-	437,171	-	437,171
5.05.02	Other Comprehensive Income	-	-	-	-	(1,535)	(1,535)
5.05.02.06	Equity on comprehensive income of subsidiaries	-	-	-	-	(1,535)	(1,535)
5.06	Internal Changes in Equity	-	-	(79,957)	99,307	(19,350)	-
5.06.05	Equity on comprehensive income of subsidiaries	-	-	29,030	(9,680)	(19,350)	-
5.06.08	Realization / reversal of retained earnings	-	-	(108,987)	108,987	-	-
5.07	Final balances	4,793,424	287,674	897,418	116,645	376,782	6,471,943

PARENT COMPANY FINANCIAL STATEMENTS - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 01, 2013 TO SEPTEMBER 30, 2013 (in thousands of Brazilian reais – R$)

Code	Description	Capital	Capital Reserves, options and treasury shares	Profit Reserves	Retained earnings	Other comprehensive income	Shareholders’ Equity Total
5.01	Opening balance	4,793,424	228,322	1,339,287	56,293	(36,598)	6,380,728
5.03	Adjusted balance	4,793,424	228,322	1,339,287	56,293	(36,598)	6,380,728
5.04	Capital transactions with the shareholders	-	60,090	(455,906)	(360,856)	-	(756,672)
5.06	Dividends	-	-	-	(360,856)	-	(360,856)
5.04.08	IPO CPFL Renováveis	-	60,090	-	-	-	60,090
5.04.09	Additional dividend aproved	-	-	(455,906)	-	-	(455,906)
5.05	Total comprehensive income	-	-	-	636,489	502,928	1,139,417
5.05.01	Net income for the period	-	-	-	636,489	-	636,489
5.05.02	Other comprehensive income	-	-	-	-	502,928	502,928
5.05.02.03	Equity on comprehensive income of subsidiaries	-	-	-	-	502,928	502,928
5.06	Internal changes of shareholders' equity	-	-	(78,460)	96,816	(18,356)	-
5.06.05	Equity on comprehensive income of subsidiaries	-	-	(78,460)	96,816	(18,356)	-
5.07	Final balance	4,793,424	288,412	804,921	428,742	447,974	6,763,473

PARENT COMPANY FINANCIAL STATEMENTS - STATEMENTS OF ADDED VALUE
(in thousands of Brazilian reais – R$)

Code	Description	YTD Current year 01/01/2014 to 09/30/2014	YTD Previous year 01/01/2013 to 09/30/2013
7.01	Revenues	46	90
7.01.01	Sales of goods, products and services	37	90
7.01.02	Other revenue	9	-
7.02	Inputs	(4,534)	(5,673)
7.02.02	Material-Energy-Outsourced services-Other	(3,044)	(3,405)
7.02.04	Other	(1,490)	(2,268)
7.03	Gross added value	(4,488)	(5,583)
7.04	Retentions	(130)	(54)
7.04.01	Depreciation and amortization	(130)	(54)
7.05	Net added value generated	(4,618)	(5,637)
7.06	Added value received in transfer	551,816	723,561
7.06.01	Equity in subsidiaries	460,930	679,120
7.06.02	Financial income	90,886	44,441
7.07	Added Value to be Distributed	547,198	717,924
7.08	Distribution of Added Value	547,198	717,924
7.08.01	Personnel	10,483	8,803
7.08.01.01	Direct Remuneration	6,266	5,983
7.08.01.02	Benefits	3,606	2,021
7.08.01.03	Government severance indemnity fund for employees-F.G.T.S.	611	799
7.08.02	Taxes, Fees and Contributions	(5,846)	23,804
7.08.02.01	Federal	(5,870)	23,784
7.08.02.02	State	24	20
7.08.03	Remuneration on third parties’ capital	105,390	48,828
7.08.03.01	Interest	105,285	48,733
7.08.03.02	Rental	105	95
7.08.04	Remuneration on own capital	437,171	636,489
7.08.04.02	Dividends	-	363,049
7.08.04.03	Retained profit / loss for the period	437,171	273,440

CONSOLIDATED INTERIM FINANCIAL STATEMENTS - BALANCE SHEET - ASSETS
(in thousands of Brazilian reais – R$)

Code	Description	Current Quarter 09/30/2014	Previous Year 12/31/2013
1	Total assets	31,901,202	31,042,796
1.01	Current assets	8,306,084	7,264,323
1.01.01	Cash and cash equivalents	4,000,285	4,206,422
1.01.02	Financial Investments	5,627	24,806
1.01.02.02	Financial Investments at amortized cost	5,627	24,806
1.01.02.02.01	Held to maturity	5,627	24,806
1.01.03	Accounts receivable	2,420,487	2,007,789
1.01.03.01	Consumers	2,420,487	2,007,789
1.01.04	Materials and suppliers	23,292	21,625
1.01.06	Recoverable taxes	240,021	262,433
1.01.06.01	Current Recoverable taxes	240,021	262,433
1.01.08	Other current assets	1,616,372	741,248
1.01.08.03	Other	1,616,372	741,248
1.01.08.03.01	Other credits	1,101,276	673,383
1.01.08.03.02	Derivatives	17,269	1,842
1.01.08.03.03	Leases	12,365	10,758
1.01.08.03.04	Dividends and interest on shareholders’ equity	28,315	55,265
1.01.08.03.05	Financial asset of concession	457,147	-
1.02	Noncurrent assets	23,595,118	23,778,473
1.02.01	Noncurrent assets	6,242,147	6,280,045
1.02.01.03	Accounts receivable	122,404	153,854
1.02.01.03.01	Consumers	122,404	153,854
1.02.01.06	Deferred taxes	1,224,714	1,168,706
1.02.01.06.02	Deferred taxes credits	1,224,714	1,168,706
1.02.01.09	Other noncurrent assets	4,895,029	4,957,485
1.02.01.09.03	Derivatives	382,855	316,648
1.02.01.09.04	Escrow deposits	1,156,776	1,143,179
1.02.01.09.05	Recoverable taxes	156,890	173,362
1.02.01.09.06	Leases	36,354	37,817
1.02.01.09.07	Financial asset of concession	2,663,725	2,787,073
1.02.01.09.09	Investments at cost	116,654	116,654
1.02.01.09.10	Other credits	282,871	296,097
1.02.01.09.11	Due from related parties	98,904	86,655
1.02.02	Investments	1,160,714	1,032,681
1.02.02.01	Permanent equity interests	1,160,714	1,032,681
1.02.02.01.04	Other permanent equity interests	1,160,714	1,032,681
1.02.03	Property, plant and equipment	7,707,297	7,717,419
1.02.03.01	Fixed assets - in service	7,373,728	6,748,593
1.02.03.03	Fixed assets - in progress	333,569	968,826
1.02.04	Intangible assets	8,484,960	8,748,328
1.02.04.01	Intangible assets	8,484,960	8,748,328

CONSOLIDATED INTERIM FINANCIAL STATEMENTS - BALANCE SHEET - LIABILITIES
(in thousands of Brazilian reais – R$)

Code	Description	Current Quarter 09/30/2014	Previous Year 12/31/2013
2	Total liabilities	31,901,202	31,042,796
2.01	Current liabilities	7,016,565	4,905,531
2.01.01	Social and Labor Obligations	106,710	67,633
2.01.01.02	Labor Obligations	106,710	67,633
2.01.01.02.01	Estimated Labor Obligation	106,710	67,633
2.01.02	Suppliers	1,945,959	1,884,693
2.01.02.01	National Suppliers	1,945,959	1,884,693
2.01.03	Tax Obligations	432,988	318,063
2.01.03.01	Federal Tax Obligations	185,370	196,884
2.01.03.01.01	Income tax and Social Contribution	64,223	92,431
2.01.03.01.02	PIS (Tax on Revenue)	18,215	14,256
2.01.03.01.03	COFINS (Tax on Revenue)	84,141	64,778
2.01.03.01.04	Others Federal	18,791	25,419
2.01.03.02	State Tax Obligations	244,860	117,905
2.01.03.02.01	ICMS (Tax on Revenue)	244,843	117,895
2.01.03.02.02	Others State	17	10
2.01.03.03	Municipal Tax Obligations	2,758	3,274
2.01.03.03.01	Others Municipal	2,758	3,274
2.01.04	Loans and financing	3,245,298	1,837,462
2.01.04.01	Loans and financing	1,066,239	1,640,456
2.01.04.01.01	Brazilian currency	947,758	1,582,742
2.01.04.01.02	Foreign Currency	118,481	57,714
2.01.04.02	Debentures	2,179,059	197,006
2.01.04.02.01	Debentures	1,879,120	34,872
2.01.04.02.02	Interest on debentures	299,939	162,134
2.01.05	Other liabilities	1,285,610	797,680
2.01.05.02	Others	1,285,610	797,680
2.01.05.02.01	Dividends and interest on shareholders´ equity	440,465	21,224
2.01.05.02.05	Post-employment benefit obligation	81,493	76,810
2.01.05.02.06	Regulatory charges	44,083	32,379
2.01.05.02.07	Public utility	3,911	3,738
2.01.05.02.08	Other payable	715,658	663,529
2.02	Noncurrent liabilities	16,677,707	17,338,547
2.02.01	Loans and financing	14,590,870	15,183,936
2.02.01.01	Loans and financing	8,543,751	7,589,540
2.02.01.01.01	Brazilian currency	5,532,428	5,638,800
2.02.01.01.02	Foreign Currency	3,011,323	1,950,740
2.02.01.02	Debentures	6,047,119	7,594,396
2.02.01.02.01	Debentures	6,047,119	7,562,219
2.02.01.02.02	Interest on debentures	-	32,177
2.02.02	Other payable	545,194	569,469
2.02.02.02	Other	545,194	569,469
2.02.02.02.03	Derivatives	8,641	2,950
2.02.02.02.04	Post-employment benefit obligation	295,642	350,640
2.02.02.02.05	Taxes and Contributions	15,315	32,555
2.02.02.02.06	Public utility	80,166	79,438
2.02.02.02.07	Other payable	144,797	103,886
2.02.02.02.08	Suppliers	633
2.02.03	Deferred taxes	1,101,162	1,117,146
2.02.03.01	Deferred Income tax and Social Contribution	1,101,162	1,117,146
2.02.04	Provisions	440,481	467,996
2.02.04.01	Reserve for tax, civil and labor risks	440,481	467,996
2.02.04.01.01	Reserve for tax risks	159,401	174,568
2.02.04.01.02	Reserve for labor risks	123,476	119,707
2.02.04.01.04	Reserve for civil risks	143,620	149,735
2.02.04.01.05	Reserve for other risks	13,984	23,986
2.03	Shareholders´ equity - consolidated	8,206,930	8,798,718
2.03.01	Capital	4,793,424	4,793,424
2.03.02	Capital reserves	287,673	287,630
2.03.04	Profit reserves	897,419	1,545,177
2.03.04.01	Legal reserves	603,352	603,352
2.03.04.02	Statutory reserve - financial asset of concession	294,067	265,037
2.03.04.08	Additional Proposed dividend	-	567,801
2.03.04.10	Reserve of retained earnings for investment	-	108,987
2.03.05	Retained earnings	116,646	-
2.03.08	Other comprehensive income	376,783	397,668
2.03.09	Noncontrolling interest	1,734,985	1,774,819

CONSOLIDATED FINANCIAL STATEMENTS - INCOME STATEMENT
(in thousands of Brazilian reais – R$)

Code	Description	Current Year - Third Quarter	YTD Current Year	Previous Year - Third Quarter	YTD Previous Year
		07/01/2014 to 09/30/2014	01/01/2014 to 09/30/2014	07/01/2013 to 09/30/2013	01/01/2013 to 09/30/2013
3.01	Net operating revenues	4,241,976	12,062,968	3,602,115	10,915,884
3.02	Cost of electric energy services	(3,305,009)	(9,508,276)	(2,549,443)	(7,861,072)
3.02.01	Cost of electric energy	(2,660,857)	(7,653,506)	(1,948,600)	(6,002,363)
3.02.02	Operating cost	(413,163)	(1,216,460)	(364,785)	(1,103,040)
3.02.03	Services rendered to third parties	(230,989)	(638,310)	(236,058)	(755,669)
3.03	Gross Operating income	936,967	2,554,692	1,052,672	3,054,812
3.04	Gross Operating income (expense)	(364,642)	(987,803)	(252,218)	(1,209,608)
3.04.01	Sales expenses	(93,640)	(297,874)	(91,304)	(299,034)
3.04.02	General and administrative	(172,027)	(520,905)	(151,680)	(753,189)
3.04.05	Others	(85,984)	(267,037)	(50,317)	(232,121)
3.04.06	Equity income	(12,991)	98,013	41,083	74,736
3.05	Income before financial income and taxes	572,325	1,566,889	800,454	1,845,204
3.06	Financial income / expense	(374,980)	(821,929)	(241,661)	(800,346)
3.06.01	Financial income	170,686	648,172	182,558	428,682
3.06.02	Financial expense	(545,666)	(1,470,101)	(424,219)	(1,229,028)
3.07	Income before taxes	197,345	744,960	558,793	1,044,858
3.08	Income tax and social contribution	(100,214)	(328,133)	(203,848)	(418,679)
3.08.01	Current	(106,333)	(398,056)	(136,708)	(388,071)
3.08.02	Deferred	6,119	69,923	(67,140)	(30,608)
3.09	Net income from continuing operations	97,131	416,827	354,945	626,179
3.11	Net income	97,131	416,827	354,945	626,179
3.11.01	Net income attributable to controlling shareholders	96,041	437,171	351,813	636,489
3.11.02	Net income attributable to noncontrolling shareholders	1,090	(20,344)	3,132	(10,310)

CONSOLIDATED FINANCIAL STATEMENTS - STATEMENT OF COMPREHENSIVE INCOME
(in thousands of Brazilian reais – R$)

Code	Description	Current Year - Third Quarter	YTD Current Year	Previous Year - Third Quarter	YTD Previous Year
		07/01/2014 to 09/30/2014	01/01/2014 to 09/30/2014	07/01/2013 to 03/30/2013	01/01/2013 to 09/30/2013
4.01	Net income	97,131	416,827	354,945	626,180
4.02	Other comprehensive income	(1,535)	(1,535)	-	502,927
4.02.01	Actuarial gain	(1,535)	(1,535)	-	502,927
4.03	Comprehensive income	95,596	415,292	354,945	1,129,107
4.03.01	Comprehensive income attributtable to controlling shareholders	94,506	435,636	351,813	1,139,416
4.03.02	Comprehensive income attributable to non controlling shareholders	1,090	(20,344)	3,132	(10,309)

CONSOLIDATED FINANCIAL STATEMENTS - STATEMENTS OF CASH FLOW – INDIRECT METHOD
(in thousands of Brazilian reais – R$)

Code	Description	YTD Current year 01/01/2014 to 09/30/2014	YTD Previous year 01/01/2013 to 09/30/2013
6.01	Net cash from operating activities	826,814	1,797,389
6.01.01	Cash generated from operations	2,873,128	3,228,247
6.01.01.01	Net income, including income tax and social contribution	744,960	1,044,858
6.01.01.02	Depreciation and amortization	850,732	789,091
6.01.01.03	Reserve for tax, civil, labor and environmental risks	100,362	250,806
6.01.01.04	Interest and monetary and exchange restatement	1,171,230	1,031,255
6.01.01.05	Gain on pension plan	36,123	51,363
6.01.01.06	Losses on disposal of noncurrent assets	31,170	31,503
6.01.01.07	Deferred taxes - PIS and COFINS	(23,253)	33,463
6.01.01.08	Other	(1,188)	6,041
6.01.01.09	Provision for doubtful accounts	61,005	64,603
6.01.01.10	Equity income	(98,013)	(74,736)
6.01.02	Variation on assets and liabilities	(2,046,314)	(1,430,858)
6.01.02.01	Consumers, Concessionaires and Licensees	(436,314)	189,782
6.01.02.02	Recoverable Taxes	52,720	19,340
6.01.02.03	Leases	(144)	2,757
6.01.02.04	Escrow deposits	46,583	73,744
6.01.02.05	Other operating assets	(48,821)	(51,084)
6.01.02.06	Suppliers	61,894	(121,078)
6.01.02.07	Taxes and social contributions paid	(435,396)	(426,408)
6.01.02.08	Other taxes and social contributions	121,389	(92,852)
6.01.02.09	Employee Pension Plans	(86,439)	(62,717)
6.01.02.10	Interest paid on debt	(961,497)	(710,258)
6.01.02.11	Regulator charges	11,704	(77,446)
6.01.02.12	Tax, civil and labor risks paid	(127,037)	(105,393)
6.01.02.13	Other operating liabilities	87,159	13,676
6.01.02.14	Dividend and interest on equity received	40,374	66,940
6.01.02.15	Receivables - Resources provided by the Energy Development Account - CDE / CCEE	(390,858)	(247,951)
6.01.02.16	Payable - Resources provided by the CDE	18,369	98,090
6.02	Net cash in investing activities	(829,808)	(1,357,443)
6.02.01	Acquisition of property, plant and equipment	(245,099)	(728,402)
6.02.02	Marketable Securities, Deposits and Escrow Deposits	22,183	51,417
6.02.03	Other	-	(7,802)
6.02.04	Acquisition of intangible assets	(508,691)	(632,184)
6.02.05	Sale of noncurrent assets	14,758	43,511
6.02.08	Intercompany loans with subsidiaries and associated companies	950	(83,983)
6.02.09	Price paid in business combination net of cash acquired	(68,464)	-
6.02.10	Capital increase in investments	(45,445)	-
6.03	Net cash in financing activities	(203,143)	2,530,528
6.03.01	Loans, financing and debentures obtained	2,791,289	5,518,422
6.03.02	Payments of Loans, financing and debentures , net of derivatives	(2,407,300)	(2,842,441)
6.03.03	Dividend and interest on shareholders’ equity paid	(588,038)	(475,281)
6.03.04	Capital increase by noncontrolling shareholders	906	329,828
6.05	Increase (decrease) in cash and cash equivalents	(206,137)	2,970,474
6.05.01	Cash and cash equivalents at beginning of period	4,206,422	2,435,034
6.05.02	Cash and cash equivalents at end of period	4,000,285	5,405,508

CONSOLIDATED FINANCIAL STATEMENTS - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 1, 2014 TO SEPTEMBER 30, 2014 (in thousands of Brazilian reais – R$)

Code	Description	Capital	Capital Reserves, options and treasury shares	Profit Reserves	Retained earnings	Other comprehensive income	Shareholders’ Equity Total	Noncontrolling Shareholders’ Equity	Consolidated Shareholders’ Equity
5.01	Opening balance	4,793,424	287,630	1,545,177	-	397,667	7,023,898	1,774,819	8,798,717
5.03	Adjusted opening balance	4,793,424	287,630	1,545,177	-	397,667	7,023,898	1,774,819	8,798,717
5.04	Capital transactions within shareholders	-	44	(567,802)	(419,833)	-	(987,591)	(19,452)	(1,007,043)
5.04.09	Additional dividend aproved	-	-	(567,802)	-	-	(567,802)	(16,617)	(584,419)
5.04.10	Capital increase in subsidiaries with no change in control	-	251	-	-	-	251	656	906
5.04.11	Gain (loss) in participation with, no change in control	-	(207)	-	-	-	(207)	207	-
5.04.12	Interim dividend	-	-	-	(422,195)	-	(422,195)	(2,382)	(424,576)
5.04.13	Prescribed dividend	-	-	-	2,362	-	2,362	-	2,362
5.04.14	Redemption of capital reserve of non-controlling shareholders	-	-	-	-	-	-	(1,316)	(1,316)
5.05	Total comprehensive income	-	-	-	437,171	(1,535)	435,636	(20,344)	415,292
5.05.01	Net income	-	-	-	437,171	-	437,171	(20,344)	416,827
5.05.02	Total comprehensive income	-	-	-	-	(1,535)	(1,535)	-	(1,535)
5.05.02.06	Comprehensive income - Actuarial loss	-	-	-	-	(1,535)	(1,535)	-	(1,535)
5.06	Internal changes of shareholders equity	-	-	(79,957)	99,307	(19,350)	-	(37)	(37)
5.06.07	Other changes in non-controlling shareholders	-	-	-	-	-	-	(37)	(37)
5.06.08	Statutory reserve for the period	-	-	29,030	(29,030)	-	-	-	-
5.06.09	Realization/reversal of earnings retained investment	-	-	(108,987)	108,987	-	-	-	-
5.06.10	Realization of deemed cost of fixed assets	-	-	-	29,318	(29,318)	-	-	-
5.06.11	Tax on deemed cost realization	-	-	-	(9,968)	9,968	-	-	-
5.07	Ending balance	4,793,424	287,674	897,418	116,645	376,782	6,471,943	1,734,986	8,206,929

CONSOLIDATED FINANCIAL STATEMENTS - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 1, 2013 TO SEPTEMBER 30, 2013 (in thousands of Brazilian reais – R$)

Code	Description	Capital	Capital Reserves, options and treasury shares	Profit Reserves	Retained earnings	Other comprehensive income	Shareholders’ Equity Total	Noncontrolling Shareholders’ Equity	Consolidated Shareholders’ Equity
5.01	Opening balance	4,793,424	228,322	1,339,287	56,293	(36,598)	6,380,728	1,510,401	7,891,129
5.03	Adjusted opening balance	4,793,424	228,322	1,339,287	56,293	(36,598)	6,380,728	1,510,401	7,891,129
5.04	Capital transactions within shareholders	-	60,090	(455,906)	(360,857)	-	(756,673)	255,639	(501,034)
5.04.08	IPO CPFL Renováveis	-	60,090	-	-	-	60,090	269,739	329,829
5.04.09	Additional dividend aproved	-	-	(455,906)	-	-	(455,906)	(11,799)	(467,705)
5.04.10	Prescribed dividend	-	-	-	2,192	-	2,192	(2,301)	2,192
5.04.11	Interim dividend	-	-	-	(363,049)	-	(363,049)	-	(365,350)
5.05	Total comprehensive income	-	-	-	636,489	502,928	1,139,417	(10,309)	1,129,108
5.05.01	Net income	-	-	-	636,489	-	636,489	(10,309)	626,180
5.05.02	Other comprehensive income	-	-	-	-	502,928	502,928	-	502,928
5.05.02.06	Comprehensive income - Actuarial gain	-	-	-	-	502,928	502,928	-	502,928
5.06	Internal changes of shareholders equity	-	-	(78,460)	96,816	(18,356)	-	(36)	(36)
5.06.01	Statutory reserve for the period	-	-	(78,460)	78,460	-	-	-
5.06.04	Realization of deemed cost of fixed assets	-	-	-	27,813	(27,813)	-	-	-
5.06.05	Tax on deemed cost realization	-	-	-	(9,457)	9,457	-	-	-
5.06.07	Other transactions within noncontrolling shareholders	-	-	-	-	-	-	(36)	(36)
5.07	Ending balance	4,793,424	288,412	804,921	428,741	447,974	6,763,472	1,755,695	8,519,167

CONSOLIDATED FINANCIAL STATEMENTS - STATEMENTS OF ADDED VALUE
(in thousands of Brazilian reais – R$)

Code	Description	YTD Current Year 01/01/2014 to 09/30/2014	YTD Previous Year 01/01/2013 to 09/30/2013
7.01	Revenues	16,197,673	15,176,081
7.01.01	Sales of goods, products and services	15,361,154	13,707,890
7.01.02	Other revenue	636,053	753,092
7.01.02.01	Revenue from construction of infrastructure distribution	636,053	753,092
7.01.03	Revenues related to the construction of own assets	261,471	779,702
7.01.04	Allowance for doubtful accounts	(61,005)	(64,603)
7.02	Inputs	(10,099,613)	(9,068,356)
7.02.01	Cost of sales	(8,477,234)	(6,683,136)
7.02.02	Material-Energy-Outsourced services-Other	(1,315,212)	(1,853,011)
7.02.04	Other	(307,167)	(532,209)
7.03	Gross added value	6,098,060	6,107,725
7.04	Retentions	(851,184)	(790,471)
7.04.01	Depreciation and amortization	(632,159)	(567,526)
7.04.02	Other	(219,025)	(222,945)
7.04.02.01	Intangible concession asset - amortization	(219,025)	(222,945)
7.05	Net added value generated	5,246,876	5,317,254
7.06	Added value received in transfer	747,739	518,300
7.06.01	Equity result	98,013	74,736
7.06.02	Financial income	649,726	443,564
7.07	Added Value to be Distributed	5,994,615	5,835,554
7.08	Distribution of Added Value	5,994,615	5,835,554
7.08.01	Personnel	597,844	572,151
7.08.01.01	Direct Remuneration	371,083	345,473
7.08.01.02	Benefits	196,597	198,640
7.08.01.03	Government severance indemnity fund for employees- F.G.T.S.	30,164	28,038
7.08.02	Taxes, Fees and Contributions	3,481,883	3,335,052
7.08.02.01	Federal	1,212,504	1,223,440
7.08.02.02	State	2,256,319	2,102,419
7.08.02.03	Municipal	13,060	9,193
7.08.03	Remuneration on third parties’ capital	1,498,061	1,302,171
7.08.03.01	Interest	1,465,023	1,269,098
7.08.03.02	Rental	33,038	33,073
7.08.04	Remuneration on own capital	416,827	626,180
7.08.04.02	Dividends	313,208	363,049
7.08.04.03	Retained Earnings / Loss for the Period	103,619	263,131

COMMENTS ON PERFORMANCE

The comments on performance are expressed in thousands of Brazilian reais, unless otherwise indicated.

Analysis of Results

CPFL Energia (Parent Company)

The drop in net income in the quarter was R$ 255,772, compared with the same quarter of 2013 (profit of R$ 96,041 in 2014 and R$ 351,813 in 2013), primarily due to an decrease of R$ 252,514 in income from equity in subsidiaries.

 COMMENTS ON CONSOLIDATED PERFORMANCE

	Consolidated
	3rd Quarter			Nine months
	2014	2013	%	2014	2013	%
Operating revenues	5,611,467	4,717,699	18.9%	15,997,208	14,460,982	10.6%
Electricity sales to final consumers (*)	3,941,503	3,411,350	15.5%	11,409,432	10,405,400	9.6%
Electricity sales to wholesaler´s	909,123	577,403	57.5%	2,270,563	1,870,595	21.4%
Revenue from construction of concession infrastructure	230,253	235,266	-2.1%	636,053	753,092	-15.5%
Other operating revenues (*)	530,588	493,680	7.5%	1,681,161	1,431,895	17.4%
Deductions from operating revenues	(1,369,492)	(1,115,584)	22.8%	(3,934,240)	(3,545,098)	11.0%
Net operating revenue	4,241,976	3,602,115	17.8%	12,062,968	10,915,884	10.5%
Cost of eletric energy	(2,660,856)	(1,948,600)	36.6%	(7,653,506)	(6,002,363)	27.5%
Electricity purchased for resale	(2,577,963)	(1,774,160)	45.3%	(7,239,007)	(5,508,908)	31.4%
Electricity network usage charges	(82,893)	(174,440)	-52.5%	(414,499)	(493,456)	-16.0%
Operating cost/expense	(995,803)	(894,142)	11.4%	(2,940,586)	(3,143,052)	-6.4%
Personnel	(213,360)	(185,638)	14.9%	(625,537)	(548,591)	14.0%
Employee pension plans	(12,045)	(10,302)	16.9%	(36,123)	(51,363)	-29.7%
Materials	(31,318)	(24,718)	26.7%	(88,122)	(79,278)	11.2%
Outside services	(127,021)	(113,840)	11.6%	(372,590)	(358,532)	3.9%
Depreciation and amortization	(213,407)	(189,727)	12.5%	(631,706)	(566,145)	11.6%
Intangible of concession amortization	(73,541)	(73,525)	0.0%	(219,025)	(222,946)	-1.8%
Costs related to infrastructure construction	(230,253)	(235,266)	-2.1%	(636,053)	(753,092)	-15.5%
Other	(94,858)	(61,125)	55.2%	(331,429)	(563,105)	-41.1%
Income from electric energy service	585,316	759,372	-22.9%	1,468,876	1,770,468	-17.0%
Financial income (expense)	(374,980)	(241,661)	55.2%	(821,929)	(800,345)	2.7%
Income	170,686	182,558	-6.5%	648,172	428,682	51.2%
Expense	(545,666)	(424,219)	28.6%	(1,470,101)	(1,229,028)	19.6%
Interest in subsidiaries, associates and joint ventures	(12,991)	41,083	-131.6%	98,013	74,736	31.1%
Income before taxes	197,345	558,793	-64.7%	744,960	1,044,859	-28.7%
Social Contribution	(29,428)	(55,656)	-47.1%	(91,283)	(113,079)	-19.3%
Income Tax	(70,786)	(148,192)	-52.2%	(236,849)	(305,600)	-22.5%
Net income	97,131	354,945	-72.6%	416,827	626,180	-33.4%

Net income attributable to the shareholders of the company	96,041	351,813	-72.7%	437,171	636,489	-31.3%
Net income/(loss) attributable to the non controlling interests	1,090	3,132	-65.2%	(20,344)	(10,309)	97.3%

EBITDA	859,568	1,064,636	-19.3%	2,418,507	2,635,224	-8.2%

(*) The reclassification of revenue from network usage charge - TUSD was not taken into acount in presentation of the comments on consolidated perfomance.

Net income for the period and EBITDA reconciliation
Net income	97,131	354,945		416,827	626,180
Depreciation and amortization	286,948	263,253		850,732	789,091
Amortization of value-added of assets	295	929		886	929
Financial income (expense)	374,980	241,661		821,929	800,345
Social contribution	29,428	55,656		91,283	113,079
Income tax	70,786	148,192		236,849	305,600
EBITDA	859,568	1,064,636		2,418,507	2,635,224

 Gross Operating Revenue

The Gross Operating Revenue in the 3rd quarter of 2014 was R$ 5,611,467, up 18.9% (R$ 893,768) compared with the same quarter of the previous year.

The main factors in this change were:

•       Increase of 15.5% (R$ 530,153) in the supply of electric energy, due to an increase of 17.9% in the average tariffs charged as a result of tariff adjustments, offset by the reduction of 2.0% in the volume of energy billed and not billed;

•       Increase of 57.5% (R$ 331,720) in the energy supplied, caused mainly by:

o   Increase of R$ 261,894 in sales of current electric energy in the Electric Energy Commercialization Chamber (“CCEE”) mainly as a result (i) of the increase in the average price (R$ 190,707) and of energy sold of 443 GWh (R$ 46,510), and (ii) additional revenue of R$ 24,677 in the 3rd quarter for the subsidiary CPFL Geração, due to the mitigation of the effects of the GSF;

o   Increase of 8.1% (R$ 8,941) sold to Furnas due the increase of 8.1% in the tariff adjustment:

o   Increase of 14.3% (R$ 60,885) in sales to Other concessionaires and licensees, mainly due to the increase in the sales revenue of CPFL Renováveis (biomass and wind power).

•       Increase of 7.5% (R$ 36,908) in other operating revenues, due mainly (i) to accounting for the low income subsidy and discounts on tariffs reimbursed by funds from the CDE (R$ 20,801)  and (ii) revenue resulting from the Tariff for the Use of the Distribution System – TUSD free consumers (R$ 19,141).

•       Drop of 2.1% (R$ 5,012) in revenue from construction of the concession infrastructure due to the decline in investments in the quarter, with no impact on the net profit.

➢  Quantity of Energy Sold

The quantity of energy billed to final consumers in the 3rd quarter of 2014 increased by 3.1% in relation to the same period of the previous year. If the effect of migration of customers to the Free Market were to be excluded, the growth would be 3.7%.

The residential category, which accounts for 38.1% of the total captive market, recorded growth of 4.4%. If the effect of fewer days in the previous year were to be excluded, the growth would be 3.3%. Performance was boosted by the increase in new consumer units and the residential stocks of electrical appliances, due to the maintenance of high income levels and low unemployment.

The commercial category, which accounts for 20.3% of the total captive market, recorded an increase of 5.5%. If the effect of migration of customers to the Free Market and fewer days in the previous year were to be excluded, the growth would be 6.4%. We draw attention to the cumulative retail sales, which grew by 2.9% in the 12 months ended in August 2014.

The industrial category, which represents 21.0% of the total captive market, reported a drop of 2.3% If the effect of migration of customers to the Free Market and more days in the previously year were to be excluded, the drop would be 1.6%. This performance is a direct consequence of Brazilian industrial activity which, year-to-date (to August 2014) dropped by -3.1%, reinforcing the signs of deceleration of the economy. CPFL Brasil recorded a result of -10.1%, which is also a reflection of the Brazilian industrial scenario.

Energy sales by the commercialization and generation segment were down 2.3% on the same period of the previous year, mainly due to the decrease in sales under bilateral agreements and free clients in the commercialization segment. In spite of an increase in the client portfolio, there was no significant growth in consumption by these clients in view of the relative stagnation of the industrial segment and the difficulties caused by the adverse energy scenario. Similarly, uncertainties about the economic and energy scenarios inhibited trade in the commercialization segment, particularly in respect of short-term agreements, and reduced the amount traded in bilateral agreements; offset by increased sales by CPFL Renováveis, due to the start-up of the biomass plant  Alvorada and of the Atlântica, Campo dos Ventos II and Macacos I complexes, besides the finalization of the acquisition of Rosa dos Ventos.

➢  Tariffs

In the 3rd quarter of 2014, the supply tariffs increased by an average of 17.9%. This was largely due to the net effect of the distributors' tariff increases, mainly:

•     RGE: 22.77% from June 2014 (in 2013, a negative percentage of 10.64%);

•     CPFL Piratininga: 6.91% from October 2013;

•     CPFL Paulista: 17.23% from April 2014.

Deductions from Operating Revenue

Deductions from Operating Revenue in the 3rd quarter of 2014 amounted to R$ 1,369,492, up 22.8% (R$ 253,907) on the same quarter of 2013, largely due to:

•       An increase of 20.1% (R$ 129,091) in ICMS, largely as a result of the up of 18.1% in the supply billed;

•       Increase of 24.0% (R$ 90,278) in PIS and COFINS, largely as a result of the increase in the calculation base for these taxes.

•       Increase of 36.1% (R$ 33,961) in sector charges, mainly caused by an increase of R$ 34,898 in the Energy Development Account due to ratification of the new quota for 2014.

Cost of Electric Energy

The cost of electric energy in the quarter totaled R$ 2,660,856, up 36.6% (R$ 712,256) on the same period of the previous year, mainly due to:

•       An increase of 45.3% (R$ 803,803) in electric energy purchased for resale, due to:

o   an increase of 33.0%  (R$ 677,216) in the average price related to higher output by the thermoelectric plants: greater involuntary exposure, an increase in the settlement price “PLD” and increases in contract prices;

o   A rise in energy cost due to the effects of Ceran's GSF (R$ 56,419);

o   increase of 2.5% (R$ 49,805) in energy purchased, due to the rise in sales;

o   decrease of 9.5% (R$ 20,363) due to lower reimbursement of costs by the CDE for hydrological risk and involuntary exposure for the distribution subsidiaries.

•       Decrease of 52.5% (R$ 91,547) in transmission and distribution network usage charges, mainly due to: (i) drop of R$ 173,344 in System Service Charges due to recording of credit of (R$ 209,457) for the financial excess of the Energy Reserve Account ("CONER"), partially offset by (i) an increase of R$ 65,261 in basic network charges and (ii) up of R$ 2,597 in reserve energy charges.

A significant portion of these cost increases is not included in the distributors’ tariffs and will be passed on in the next tariff increase (see further comments about the impact of regulatory assets and liabilities at the end of the Comments on Performance).

Operating Costs and Expenses

Without taking into consideration the costs related to infrastructure construction, operating costs and expenses in the quarter amounted to R$ 765,550, up 16.2% (R$ 106,673) on the same period of the previous year. This was mainly due to:

•       Personnel: an increase of 14.9% (R$ 27,721), mainly due to (i) effects of the collective agreement and increase in the workforce (R$ 17,037), and (ii) drop in capitalization of personnel costs in investment from January 2014, in accordance with ANEEL's new methodology (R$ 10,685);

•       Material: an increase of 26.7% (R$ 6,600), largely due to (i) replacement of line and grid maintenance material (R$ 3,511), (ii) equipment and uniforms (R$ 1,253) and (iii) fleet maintenance material (R$ 828);

•       Outsourced Services: an increase of 11.6% (R$ 13,181), mainly for (i) consultancy costs on the transaction between CPFL Renováveis and DESA (R$ 7,560), (ii) contract services
(R$ 2,209) and (iii) line and grid maintenance (R$ 1,660);

•       Depreciation and Amortization: an increase of 12.5% (R$ 23,680), mainly due to (i) an increase of R$ 13,648 for the subsidiary CPFL Renováveis due to the companies that started operations; and (ii) an increase of R$ 10,129 in amortization of the intangible distribution infrastructure asset, mainly due to additions to the intangible assets base in the period;

•       Other Expenses: increase of 55.2% (33,734), mainly due to the gain recorded in 2013 on disposal of properties and vehicles (R$ 37,896), offset by the reduction in legal and court expenses (R$ 6,068).

Financial Income (Expense)

The Net Financial Expense in the quarter was R$ 374,980, compared with R$ 241,661 in the same period of 2013, a drop of R$ 133,319 in net expense. This variation is mainly due to:

•       A decrease of 6.5% (R$ 11,871) in financial income, mainly due to (i) reduction of adjustment in the estimated cash flow of the financial assets of concession (R$ 20,824) and (ii) reduction of monetary and exchange restatement (R$ 4,154), partially offset by the following increases (i) restatement of court deposits (R$ 7,169), (ii) restatement of tax credits (R$ 3,652) and (iii) income from short-term cash investments (R$ 2,340);

•       Increase of 28.6% (R$ 121,447) in financial expense, mainly due to (i) an increase of R$ 93,446 in debt charges and monetary and exchange restatement as a result of the increased debt and rise in indicators, (ii) increase in R$ 16,437 in exchange variations for Itaipu, (iii) reduction of R$ 15,018 in the interest capitalized, (iv) premium of R$ 9,255 paid on early settlement of debentures, (v) discounts of R$ 4,510 on contractual agreements, (vi ) fines and penalties of R$ 6,533, partially offset by adjustment of R$ 16,544 in the estimated cash flow of the financial assets of concession.

Interest in subsidiaries, associates and joint ventures

Changes in equity income relate to income from equity in joint ventures, as shown below:

	3rd quarter 2014	3rd quarter 2013
Epasa	(3,452)	670
Baesa	4,876	1,957
Campos Novos	3,739	16,172
Chapecoense	(17,858)	23,213
Amortization of value-added of assets	(295)	(929)
Total	(12,991)	41,083

•         Chapecoense: decrease of R$ 41,071, mainly as a result of the higher cost of energy purchased, due to seasonal effects (R$ 45.256).

•         Campos Novos: decrease of R$ 12,433, mainly as a result of the higher cost of energy purchased, due to seasonal effects.

Social Contribution and Income Tax

Taxes on income in the 3rd quarter of 2014 were R$ 100,214, down by 50.8% (R$103,634) in relation to the expense and recorded in the same quarter of 2013, primarily due to the effects of changes in income before taxes.

Net Income and EBITDA

As a result of the above factors, net income for the quarter was R$ 97,131, 72.6% (R$ 257,814) less than for the same period of 2013 (profit of R$ 354,945).

EBITDA (net income excluding the effects of depreciation, amortization, financial income (expense), social contribution and income tax) for the 3rd quarter of 2014 was R$ 859,568, or 19.3% (R$ 205,067) lower than in the same quarter of 2013.

Regulatory Assets and Liabilities

Regulatory Assets and Liabilities are not accounted for, in accordance with the pronouncements issued by the Accounting Pronouncements Committee (CPC) and International Financial Reporting Standards (IFRS). If they were recorded, there would be a positive impact on EBITDA of R$ 52 million (and a negative impact of R$ 135 million in the same quarter of 2013) and R$ 45 million on Net Income (and negative impact of R$ 83 million in the same quarter of 2013). The amounts relating to the deferral of regulatory assets and liabilities will be passed on to the tariffs in the next tariff readjustment, through the financial components. The amounts relating to amortization of these are reflected in the tariffs of each period.

COMMENTS ON THE PERFORMANCE OF SUBSIDIARIES/ASSOCIATES

Subsidiary/Associate: Companhia Paulista de Força e Luz - CPFL

The subsidiary Companhia Paulista de Força e Luz - CPFL is a publicly quoted corporation, and its individual comments on performance are provided in its Interim Financial Statements - ITR, at September 30, 2014, filed with the CVM – Comissão de Valores Mobiliários.

Subsidiary/Associate: CPFL Geração de Energia S.A.

The subsidiary CPFL Geração de Energia S/A is a publicly quoted corporation, and its individual and consolidated comments on performance are provided in its Interim Financial Statements - ITR, at September 30, 2014, filed with the CVM – Comissão de Valores Mobiliários.

Subsidiary/Associate: Companhia Piratininga de Força e Luz

The subsidiary Companhia Piratininga de Força e Luz is a publicly quoted corporation, and its comments on performance are provided in its Interim Financial Statements - ITR, at September 30, 2014, filed with the CVM – Comissão de Valores Mobiliários.

Subsidiary/Associate: Rio Grande Energia S.A.

The subsidiary Rio Grande Energia S/A is a publicly quoted corporation, and its individual and consolidated comments on performance are provided in its Interim Financial Statements - ITR, at September 30, filed with the CVM – Comissão de Valores Mobiliários.

Subsidiary/Associate: CPFL Commercialization Brasil S.A.

	Consolidated
	2nd Quarter			1st Semester
	2014	2013	%	2014	2013	%
Operating revenues	645,517	456,453	41.4%	1,730,966	1,618,610	6.9%
Electricity sales to final consumers	231,366	235,582	-1.8%	687,398	683,061	0.6%
Electricity sales to wholesaler´s	414,148	220,531	87.8%	1,036,485	934,212	10.9%
Other operating revenues	4	340	-98.9%	7,082	1,337	429.6%
Deductions from operating revenues	(72,054)	(55,455)	29.9%	(197,464)	(188,424)	4.8%
Net operating revenue	573,463	400,998	43.0%	1,533,501	1,430,186	7.2%
Cost of eletric energy	(505,867)	(380,476)	33.0%	(1,323,970)	(1,374,864)	-3.7%
Electricity purchased for resale	(505,867)	(377,876)	33.9%	(1,327,451)	(1,371,426)	-3.2%
Electricity network usage charges	-	(2,600)	-100.0%	3,480	(3,438)	-201.2%
Operating cost/expense	(10,114)	(9,812)	3.1%	(29,237)	(29,774)	-1.8%
Personnel	(5,533)	(5,709)	-3.1%	(16,654)	(16,234)	2.6%
Materials	(41)	(53)	-22.9%	(122)	(183)	-33.2%
Outside services	(1,727)	(1,887)	-8.5%	(5,073)	(6,160)	-17.6%
Depreciation and amortization	(1,118)	(896)	24.7%	(3,335)	(2,845)	17.2%
Other	(1,696)	(1,268)	33.8%	(4,053)	(4,353)	-6.9%
Income from electric energy service	57,483	10,710	436.7%	180,294	25,548	605.7%
Financial income (expense)	1,231	422	191.7%	4,283	5,347	-19.9%
Income	8,804	6,271	40.4%	25,633	21,265	20.5%
Expense	(7,573)	(5,849)	29.5%	(21,350)	(15,919)	34.1%
Income before taxes	58,714	11,131	427.5%	184,577	30,895	497.4%
Social contribution	(5,341)	(1,051)	408.4%	(16,752)	(2,899)	477.9%
Income tax	(14,842)	(2,928)	406.8%	(46,598)	(8,198)	468.4%
Net income	38,531	7,153	438.7%	121,227	19,798	512.3%

Net income attributable to the shareholders of the company	38,531	7,153	438.7%	121,227	19,798	512.3%

EBITDA	58,600	11,606	404.9%	183,629	28,393	546.7%

Net income for the period and EBITDA reconciliation
Net income	38,531	7,153		121,227	19,798
Depreciation and amortization	1,118	896		3,335	2,845
Financial income (expense)	(1,231)	(422)		(4,283)	(5,347)
Social contribution	5,341	1,051		16,752	2,899
Income tax	14,842	2,928		46,598	8,198
EBITDA	58,600	11,606		183,629	28,393

Gross Revenue

Gross Revenue for the 3rd quarter of was R$ 645,517, up R$ 189,064 (41.4%) in relation to the same quarter of 2013. The increase is mainly due to the parent company's energy supply transactions, which were up by R$ 193,617 as a result of:

•         Bilateral Agreements: increase of R$ 33,143 due to the increase of 50% (R$ 95,596) in the average price, partially offset by the drop in sales of 342 GWh (R$ 62,453); and

•         Sales in the CCEE: up R$ 160,474, explained by the increase of 127 GWh (R$ 81,852) in the volume sold and of 268% (R$ 78,622) in the average price.

Cost of Electric Energy

The cost of electric energy in the 3rd quarter of 2014 was R$ 505,867, up R$ 125,391 (33%) on the same quarter of 2013. The increase is mainly explained by the parent company's transactions in relation to bilateral agreements, which were up by R$ 127,336 on account of the increase of 48% (R$ 180,702) in the average price, partially offset by the reduction of 312 GWh (R$ 53,416) in the amount acquired.

Financial income (expense)

The financial income (expense) in the 3rd quarter of 2014 was net income of R$ 1,231, up R$ 809 (191.7%) on the same quarter of 2013.  The positive result of the parent company's operations was due to: (i) an increase of R$ 3,001 in revenue from short-term cash investments; (ii) a drop of R$ 1,160 in revenue from restatement of the advance energy purchase agreement  due to receipt of the energy contracted, and (iii) an increase of R$ 1,420 in debt charges/restatement of debenture debts, mainly due to the increase of 2.64% in the CDI in the 3rd quarter of 2014, as against 2.08% in 3Q13.

Net Income for the period and EBITDA

Net financial income in the 3rd quarter of 2014 was R$ 38,531, up R$ 31,378 on the same quarter of 2013.

EBITDA (net Income before financial income (expense), income tax and social contribution, depreciation and amortization) for the 3rd quarter of 2014 was R$ 58,600 up on the R$ 11,606 recorded in the same quarter of 2013 (unaudited).

NOTES TO THE INTERIM FINANCIAL STATEMENTS

CPFL ENERGIA S.A.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

AT SEPTEMBER 30, 2014

(Amounts stated in thousands of Brazilian reais, except where otherwise indicated)

CPFL ENERGIA S.A.
Balance Sheets as of September 30, 2014 and December 31, 2013
(in thousands of Brazilian reais)
		Parent company		Consolidated
ASSETS	Note	September 30, 2014	December 31, 2013	September 30, 2014	December 31, 2013

CURRENT ASSETS
Cash and cash equivalents	5	1,267,593	990,672	4,000,285	4,206,422
Consumers, concessionaires and licensees	6	-	-	2,420,487	2,007,789
Dividends and interest on shareholders´ equity receivable	11	1,323,230	697,702	28,315	55,265
Financial investments		-	-	5,627	24,806
Recoverable taxes	7	41,294	29,874	240,021	262,433
Derivatives	32	-	-	17,269	1,842
Materials and supplies		-	-	23,292	21,625
Leases		-	-	12,365	10,757
Financial asset of concession	9	-	-	457,147	-
Other credits	10	2,878	1,984	1,101,275	673,383
TOTAL CURRENT ASSETS		2,634,995	1,720,232	8,306,084	7,264,323

NONCURRENT ASSETS
Consumers, concessionaires and licensees	6	-	-	122,404	153,854
Loans to subsidiaries, associates and joint ventures	30	3,931	8,948	98,904	86,655
Escrow deposits	20	664	92	1,156,776	1,143,179
Recoverable taxes	7	-	-	156,890	173,362
Derivatives	32	-	-	382,855	316,648
Deferred taxes credits	8	173,845	165,798	1,224,714	1,168,706
Advances for future capital increase		27,078	59,397	-	-
Leases		-	-	36,354	37,817
Financial asset of concession	9	-	-	2,663,725	2,787,073
Investment at cost		-	-	116,654	116,654
Other credits	10	10,788	14,389	282,872	296,096
Investment	11	5,445,493	6,419,924	1,160,714	1,032,681
Property, plant and equipment	12	889	1,000	7,707,297	7,717,419
Intangible assets	13	21	32	8,484,962	8,748,328
TOTAL NONCURRENT ASSETS		5,662,708	6,669,579	23,595,118	23,778,473

TOTAL ASSETS		8,297,703	8,389,811	31,901,202	31,042,796

The accompanying notes are an integral part of these interim financial information.

CPFL ENERGIA S.A.
Balance Sheets as of September 30, 2014 and December 31, 2013
(in thousands of Brazilian reais)

		Parent company		Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY	Note	September 30, 2014	December 31, 2013	September 30, 2014	December 31, 2013

CURRENT LIABILITIES
Suppliers	14	606	1,127	1,945,959	1,884,693
Accrued interest on debts	15	-	-	79,094	125,829
Accrued interest on debentures	16	50,635	12,438	299,939	162,134
Loans and financing	15	-	-	987,145	1,514,626
Debentures	16	1,289,017	-	1,879,120	34,872
Post-employment benefit obligation	17	-	-	81,493	76,810
Regulatory charges	18	-	-	44,083	32,379
Taxes and social contributions payable	19	245	359	432,988	318,063
Dividends and Interest on Equity		438,056	15,407	440,465	21,224
Accrued liabilities		-	10	106,710	67,633
Public Utilities	21	-	-	3,911	3,738
Other accounts payable	22	17,072	16,904	715,659	663,529
TOTAL CURRENT LIABILITIES		1,795,631	46,246	7,016,566	4,905,531

NONCURRENT LIABILITIES
Suppliers	14	-	-	633	-
Accrued interest on debts	15	-	-	48,589	43,396
Accrued interest on debentures	16	-	-	-	32,177
Loans and financing	15	-	-	8,495,162	7,546,144
Debentures	16	-	1,287,912	6,047,119	7,562,219
Post-employment benefit obligation	17	-	-	295,642	350,640
Taxes and social contributions payable	19	-	-	15,315	32,555
Deferred taxes debits	8	-	-	1,101,162	1,117,146
Reserve for tax, civil and labor risks	20	554	260	440,481	467,996
Derivatives	32	-	-	8,641	2,950
Public utilities	21	-	-	80,166	79,438
Other accounts payable	22	29,573	31,495	144,796	103,886
TOTAL NONCURRENT LIABILITIES		30,127	1,319,667	16,677,707	17,338,547

SHAREHOLDERS' EQUITY	23
Capital		4,793,424	4,793,424	4,793,424	4,793,424
Capital reserves		287,673	287,630	287,673	287,630
Profit reserves		603,352	603,352	603,352	603,352
Reserve of retained earnings for investment		-	108,987	-	108,987
Statutory reserve - financial asset of concession		294,067	265,037	294,067	265,037
Dividend		-	567,802	-	567,802
Other comprehensive income		376,782	397,668	376,782	397,668
Retained earnings		116,646	-	116,646	-
		6,471,944	7,023,899	6,471,944	7,023,899
Net equity attributable to noncontrolling shareholders		-	-	1,734,985	1,774,819
TOTAL SHAREHOLDERS' EQUITY		6,471,944	7,023,899	8,206,930	8,798,718

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		8,297,703	8,389,811	31,901,202	31,042,796

The accompanying notes are an integral part of these interim financial information.

CPFL ENERGIA S.A.
Statement of income for the periods ended on September 30, 2014 and 2013
(in thousands of Brazilian reais, except for Earnings per share)

		Parent company				Consolidated
		2014		2013		2014		2013
STATEMENT OF INCOME	Note	3rd quarter	Nine months	3rd quarter	Nine months	3rd quarter	Nine months	3rd quarter	Nine months

NET OPERATING REVENUE	25	-	33	31	81	4,241,976	12,062,968	3,602,115	10,915,884
COST OF ELECTRIC ENERGY SERVICES
Cost of electric energy	26	-	-	-	-	(2,660,856)	(7,653,506)	(1,948,600)	(6,002,363)
Operating cost	27	-	-	-	-	(413,163)	(1,216,460)	(364,785)	(1,103,040)
Services rendered to third parties	27	-	-	-	-	(230,989)	(638,310)	(236,057)	(755,668)

GROSS OPERATING INCOME		-	33	31	81	936,967	2,554,692	1,052,672	3,054,812

Operating expenses	27
Sales expenses		-	-	-	-	(93,640)	(297,875)	(91,304)	(299,034)
General and administrative expenses		(5,806)	(17,123)	(5,915)	(16,775)	(172,027)	(520,905)	(151,680)	(753,189)
Other operating expense		-	-	-	-	(85,984)	(267,037)	(50,317)	(232,122)

INCOME FROM ELECTRIC ENERGY SERVICE		(5,806)	(17,090)	(5,884)	(16,694)	585,316	1,468,876	759,371	1,770,468

INTEREST IN SUBSIDIARIES, ASSOCIATES AND JOINT VENTURES	11	103,523	460,930	356,037	679,120	(12,991)	98,013	41,083	74,736

FINANCIAL INCOME (EXPENSE)	28
Income		35,474	90,887	34,906	37,729	170,686	648,172	182,558	428,682
Expense		(37,403)	(105,286)	(35,350)	(48,755)	(545,666)	(1,470,101)	(424,219)	(1,229,028)
		(1,929)	(14,400)	(444)	(11,026)	(374,980)	(821,929)	(241,661)	(800,345)
INCOME BEFORE TAXES		95,788	429,441	349,709	651,400	197,345	744,960	558,793	1,044,858
Social contribution	8	67	2,741	1,048	(2,542)	(29,428)	(91,283)	(55,656)	(113,079)
Income tax	8	186	4,990	1,055	(12,370)	(70,786)	(236,849)	(148,192)	(305,600)
		253	7,731	2,104	(14,912)	(100,214)	(328,133)	(203,848)	(418,679)

NET INCOME		96,041	437,171	351,813	636,489	97,131	416,827	354,945	626,180

Net income attributable to controlling shareholders						96,041	437,171	351,813	636,489
Net income/(loss) attributable to noncontrolling shareholders						1,090	(20,344)	3,132	(10,309)
Earnings per share attributable to controlling shareholders - basic	24	0.10	0.45	0.37	0.66	0.10	0.45	0.37	0.66
Earnings per share attributable to controlling shareholders - diluted	24	0.09	0.44	0.36	0.65	0.09	0.44	0.36	0.65

The accompanying notes are an integral part of these interim financial information.

CPFL Energia S.A.
Statement of comprehensive income for the periods ended on September 30, 2104 and 2013
(In thousands of Brazilian reais – R$)
	Parent company
	2014		2013
	3rd quarter	Nine months	3rd quarter	Nine months

Net income	96,041	437,171	351,813	636,489

Other comprehensive income:
Items that will not be reclassified subsequently to profit or loss:
Equity on comprehensive income of subsidiaries	(1,535)	(1,535)	-	502,927

Comprehensive income of the period - parent company	94,506	435,636	351,813	1,139,416

	Consolidated
	2014		2013
	3rd quarter	Nine months	3rd quarter	Nine months
Net income	97,131	416,827	354,945	626,180

Other comprehensive income:
Items that will not be reclassified subsequently to profit or loss:
- Actuarial gain/(loss)	(1,535)	(1,535)	-	502,927

Comprehensive income of the period - consolidated	95,596	415,292	354,945	1,129,107
Comprehensive income attributable to controlling shareholders	94,506	435,636	351,813	1,139,416
Comprehensive income attributable to non controlling shareholders	1,090	(20,344)	3,132	(10,309)

The accompanying notes are an integral part of these interim financial information.

CPFL Energia S.A.
Statement of changes in shareholders' equity for the period ended on September 30, 2014
(in thousands of Brazilian Reais)

											Net equity attributable to
			Profit reserves				Other comprehensive income				noncontrolling shareholders
	Capital	Capital reserves	Legal reserve	Earnings retained for investment	Statutory reserve financial asset of concession	Dividend	Deemed Cost	Post-employment benefit obligation	Retained earnings	Total	Other comprehensive income	Other equity	Total Shareholders' equity
Balance at December 31, 2013	4,793,424	287,630	603,352	108,987	265,036	567,802	509,665	(111,999)	-	7,023,899	18,490	1,756,328	8,798,718

Total comprehensive income
Net income for the period	-	-	-	-	-	-	-	-	437,171	437,171	-	(20,344)	416,827
Comprehensive income - Actuarial loss	-	-	-	-	-	-	-	(1,535)	-	(1,535)	-	-	(1,535)

Internal changes of shareholders'equity
- Realization of deemed cost of fixed assets	-	-	-	-	-	-	(29,318)	-	29,318	-	(1,690)	1,690	-
- Tax on deemed cost realization	-	-	-	-	-	-	9,968	-	(9,968)	-	575	(575)	-
- Realization/reversal of earnings retained investment	-	-	-	(108,987)	-	-	-	-	108,987	-	-	-	-
- Statutory reserve for the period	-	-	-	-	29,030	-	-	-	(29,030)	-	-	-	-
- Other changes in non-controlling shareholders	-	-	-	-	-	-	-	-	-	-	-	(37)	(37)

Capital transactions with the shareholders
- Prescribed dividend	-	-	-	-	-	-	-	-	2,362	2,362	-	-	2,362
- Interim dividend	-	-	-	-	-	-	-	-	(422,195)	(422,195)	-	(2,382)	(424,576)
- Additional dividend aproved	-	-	-	-	-	(567,802)	-	-	-	(567,802)	-	(16,617)	(584,419)
- Redemption of capital reserve of non-controlling shareholders	-	-	-	-	-	-	-	-	-	-	-	(1,316)	(1,316)
- Capital increase in subsidiaries with no change in control	-	251	-	-	-	-	-	-	-	251	-	656	906
- Gain (loss) in participation with no change in control	-	(207)	-	-	-	-	-	-	-	(207)	-	207	-

Balance at September 30, 2014	4,793,424	287,673	603,352	-	294,067	-	490,315	(113,534)	116,646	6,471,944	17,375	1,717,611	8,206,930

CPFL Energia S.A.
Statement of changes in shareholders' equity for the period ended on September 30, 2013
(in thousands of Brazilian Reais)

											Net equity attributable to
			Profit reserves				Other comprehensive income				noncontrolling shareholders
	Capital	Capital reserves	Legal reserve	Earnings retained for investment	Statutory reserve - financial asset of concession	Dividend	Deemed Cost	Post-employment benefit obligation	Retained earnings	Total	Other comprehensive income	Other equity	Total Shareholders' equity
Balance at December 31, 2012	4,793,424	228,322	556,481	326,899	-	455,906	535,627	(572,225)	56,293	6,380,728	19,741	1,490,660	7,891,129

Total comprehensive income
Net income for the period	-	-	-	-	-	-	-	-	636,489	636,489	-	(10,309)	626,180
Comprehensive income - Actuarial gain	-	-	-	-	-	-	-	502,927	-	502,927	-	-	502,927

Internal changes of shareholders'equity
- Realization of deemed cost of fixed assets	-	-	-	-	-	-	(27,813)	-	27,813	-	(175)	175	-
- Tax on deemed cost realization	-	-	-	-	-	-	9,456	-	(9,456)	-	59	(59)	-
- Transfer to statutory reserve	-	-	-	(326,899)	326,899	-	-	-	-	-	-	-	-
- Statutory reserve in the period	-	-	-	-	(78,460)	-	-	-	78,460	-	-	-	-
- Other changes in non-controlling shareholders	-	-	-	-	-	-	-	-	-	-	-	(37)	(37)

Capital transactions with the shareholders
- Prescribed dividend	-	-	-	-	-	-	-	-	2,192	2,192	-	-	2,192
- Interim dividend	-	-	-	-	-	-	-	-	(363,049)	(363,049)	-	(2,301)	(365,350)
- Additional dividend aproved	-	-	-	-	-	(455,906)	-	-	-	(455,906)	-	(11,799)	(467,705)
- IPO CPFL Renováveis	-	60,089	-	-	-	-	-	-	-	60,089	-	269,739	329,829

Balance at September 30, 2013	4,793,424	288,411	556,481	-	248,438	-	517,270	(69,298)	428,742	6,763,470	19,626	1,736,069	8,519,165

The accompanying notes are an integral part of these interim financial information.

CPFL Energia S/A
Statement of cash flow for the periods ended on September 30, 2014 and 2013
(In thousands of Brazilian reais – R$)

	Parent company		Consolidated
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013

Income, before income tax and social contribution	429,441	651,400	744,960	1,044,858
Adjustment to reconcile Income to cash provided by operating activities
Depreciation and amortization	130	53	850,732	789,091
Reserve for tax, civil and labor risks	460	208	100,362	250,804
Allowance for doubtful accounts	-	-	61,005	64,603
Interest and monetary adjustment	104,535	58,739	1,171,230	1,031,257
Post-employment benefit loss	-	-	36,123	51,363
Interest in subsidiaries, associates and joint ventures	(460,930)	(679,120)	(98,013)	(74,736)
Losses on the write-off of noncurrent assets	-	-	31,170	31,503
Deferred taxes (PIS and COFINS)	-	-	(23,253)	33,463
Other	-	-	(1,188)	6,040
	73,636	31,280	2,873,128	3,228,246
Decrease (increase) In operating assets
Consumers, concessionaires and licensees	-	-	(436,314)	189,782
Dividend and interest on equity received	867,738	792,146	40,374	66,940
Recoverable taxes	(11,391)	16,263	52,720	19,340
Lease	-	-	(144)	2,757
Escrow deposits	(568)	(26)	46,583	73,744
Resources provided by the Energy Development Account - CDE / CCEE	-	-	(390,858)	(247,951)
Other operating assets	2,707	(1,866)	(48,821)	(51,084)

Increase (decrease) In operating liabilities
Suppliers	(521)	(736)	61,894	(121,078)
Other taxes and social contributions	(420)	(245)	121,389	(92,852)
Other liabilities with post-employment benefit obligation	-	-	(86,439)	(62,717)
Regulatory charges	-	-	11,704	(77,446)
Reserve for tax, civil and labor risks paid	(194)	(12,517)	(127,037)	(105,393)
Other liabilities - Resources provided by the CDE	-	-	18,369	98,090
Other operating liabilities	(1,118)	2,814	87,159	13,677
Cash flows provided by operations	929,869	827,113	2,223,707	2,934,055
Interests paid	(65,405)	(14,502)	(961,497)	(710,258)
Income tax and social contribution paid	-	(12,174)	(435,396)	(426,408)
Net cash from operating activities	864,464	800,437	826,814	1,797,389

Investing activities
Price paid in business combination net of cash acquired	-	-	(68,464)	-
Capital increase in investments	-	(1,553)	(45,445)	-
Additions to property, plant and equipment	-	(337)	(243,049)	(728,402)
Financial investments, pledges, funds and tied deposits	-	4,710	22,183	51,417
Additions to intangible assets	(9)	-	(510,741)	(632,184)
Sale of noncurrent assets	-	-	14,759	43,511
Advance for future capital increase	(27,078)	(9,342)	-	-
Loans to subsidiaries, associates and joint ventures	5,175	(1,489)	950	(83,983)
Other	-	-	-	(7,802)

Net cash flow from investing activities	(21,912)	(8,011)	(829,807)	(1,357,443)

Financing activities
Capital increase by noncontrolling shareholders	-	-	906	329,828
Loans, financing and debentures obtained	-	1,287,180	2,791,289	5,518,422
Loans, financing and debentures, net of derivatives paid	-	(149,575)	(2,407,300)	(2,842,441)
Dividend and interest on shareholders’ equity paid	(565,631)	(454,108)	(588,039)	(475,281)
Net cash flow provided by (used in) financing activities	(565,631)	683,497	(203,144)	2,530,528
Increase (decrease) in cash and cash equivalents	276,921	1,475,923	(206,137)	2,970,474
Opening balance of cash and cash equivalents	990,672	141,835	4,206,422	2,435,034
Closing balance of cash and cash equivalents	1,267,593	1,617,759	4,000,285	5,405,508

The accompanying notes are an integral part of these interim financial information.

CPFL Energia S.A.
Added value statements of income for the periods ended on September 30, 2014 and 2013
(in thousands of Brazilian Reais)

	Parent company		Consolidated
	Nine months 2014	Nine months 2013	Nine months 2014	Nine months 2013
1. Revenues	45	90	16,197,673	15,176,081
1.1 Operating revenues	37	90	15,361,154	13,707,890
1.2 Revenue related to the construction of own assets	9	-	261,471	779,702
1.3 Revenue from construction of concession infrastructure	-	-	636,053	753,092
1.4 Allowance of doubtful accounts	-	-	(61,005)	(64,603)

2. (-) Inputs	(4,534)	(5,673)	(10,099,613)	(9,068,356)
2.1 Electricity purchased for resale	-	-	(8,477,234)	(6,683,136)
2.2 Material	(10)	(318)	(625,240)	(1,023,436)
2.3 Outsourced services	(3,034)	(3,087)	(689,972)	(829,574)
2.4 Other	(1,490)	(2,268)	(307,166)	(532,210)

3. Gross added value (1 + 2)	(4,488)	(5,583)	6,098,060	6,107,725

4. Retentions	(130)	(53)	(851,185)	(790,471)
4.1 Depreciation and amortization	(130)	(53)	(632,159)	(567,526)
4.2 Amortization of intangible assets	-	-	(219,025)	(222,945)

5. Net added value generated (3 + 4)	(4,618)	(5,637)	5,246,876	5,317,254

6. Added value received in transfer	551,817	723,561	747,740	518,300
6.1 Financial Income	90,887	44,441	649,727	443,564
6.2 Interest in subsidiaries, associates and joint ventures	460,930	679,120	98,013	74,736

7. Added value to be distributed (5 + 6)	547,198	717,924	5,994,615	5,835,555

8. Distribution of added value
8.1 Personnel and charges	10,484	8,803	597,844	572,151
8.1.1 Direct remuneration	6,266	5,983	371,083	345,473
8.1.2 Benefits	3,606	2,021	196,597	198,640
8.1.3 Government severance indemnity fund for employees - F.G.T.S.	611	799	30,164	28,039
8.2 Taxes, fees and contributions	(5,846)	23,805	3,481,882	3,335,052
8.2.1 Federal	(5,870)	23,784	1,212,504	1,223,440
8.2.2 Estate	24	20	2,256,319	2,102,419
8.2.3 Municipal	-	-	13,060	9,193
8.3 Interest and rentals	105,389	48,828	1,498,062	1,302,172
8.3.1 Interest	105,285	48,733	1,465,023	1,269,098
8.3.2 Rental	104	95	33,038	33,073
8.4 Interest on capital	437,171	636,489	416,827	626,180
8.4.1 Dividend (included additional proposed)	313,208	363,049	313,208	363,049
8.4.2 Retained earnings	123,963	273,440	103,619	263,131
	547,198	717,924	5,994,615	5,835,555

The accompanying notes are an integral part of these interim financial information.

(1)  OPERATIONS

CPFL Energia S.A. (“CPFL Energia” or “Company”) is a publicly quoted corporation incorporated for the principal purpose of acting as a holding company, participating in the capital of other companies primarily dedicated to electric energy distribution, generation and sales activities in Brazil.

The Company’s headquarters are located at Rua Gomes de Carvalho, 1510 - 14º floor - Room 142 - Vila Olímpia - São Paulo - SP - Brasil.

The Company has direct and indirect interests in the following operational subsidiaries and joint ventures (information on the concession area, number of consumers, energy production capacity and associated data not reviewed by the independent auditors):

Energy distribution	Company Type	Equity Interest	Location (State)	Number of municipalities	Approximate number of consumers (in thousands)	Concession term	End of the concession

Companhia Paulista de Força e Luz ("CPFL Paulista")	Publicly-quoted corporation	Direct 100%	Interior of São Paulo	234	4,097	30 years	November 2027
Companhia Piratininga de Força e Luz ("CPFL Piratininga")	Publicly-quoted corporation	Direct 100%	Interior of São Paulo	27	1,608	30 years	October 2028
Rio Grande Energia S.A. ("RGE")	Publicly-quoted corporation	Direct 100%	Interior of Rio Grande do Sul	255	1,426	30 years	November 2027
Companhia Luz e Força Santa Cruz ("CPFL Santa Cruz")	Private corporation	Direct 100%	Interior of São Paulo and Paraná	27	201	16 years	July 2015
Companhia Leste Paulista de Energia ("CPFL Leste Paulista")	Private corporation	Direct 100%	Interior of São Paulo	7	55	16 years	July 2015
Companhia Jaguari de Energia ("CPFL Jaguari")	Private corporation	Direct 100%	Interior of São Paulo	2	38	16 years	July 2015
Companhia Sul Paulista de Energia ("CPFL Sul Paulista")	Private corporation	Direct 100%	Interior of São Paulo	5	81	16 years	July 2015
Companhia Luz e Força de Mococa ("CPFL Mococa")	Private corporation	Direct 100%	Interior of São Paulo and Minas Gerais	4	44	16 years	July 2015

					Installed power (MW)
Energy generation (conventional and renewable sources)	Company Type	Equity Interest	Location (State)	Number of plants / type of energy	Total	CPFL participation

CPFL Geração de Energia S.A. ("CPFL Geração")	Publicly-quoted corporation	Direct 100%	São Paulo, Goiás and Minas Gerais	1 Hydroelectric, 2 SHPs (*) e 1 Thermal	694	694
CERAN - Companhia Energética Rio das Antas ("CERAN")	Private corporation	Indirect 65%	Rio Grande do Sul	3 Hydroelectric	360	234
Foz do Chapecó Energia S.A. ("Foz do Chapecó")	Private corporation	Indirect 51%	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	855	436
Campos Novos Energia S.A. ("ENERCAN")	Private corporation	Indirect 48,72%	Santa Catarina	1 Hydroelectric	880	429
BAESA - Energética Barra Grande S.A. ("BAESA")	Publicly-quoted corporation	Indirect 25,01%	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	690	173
Centrais Elétricas da Paraíba S.A. ("EPASA")	Private corporation	Indirect 57.13%	Paraíba	2 Thermals	342	195
Paulista Lajeado Energia S.A. ("Paulista Lajeado")	Private corporation	Indirect 59,93% (b)	Tocantins	1 Hydroelectric	903	63
CPFL Energias Renováveis S.A. ("CPFL Renováveis")	Publicly-quoted corporation	Indirect 58.84%	(c)	(c)	(c)	(c)
CPFL Centrais Geradoras Ltda ("CPFL Centrais Geradoras")	Limited company	Direct 100%	São Paulo	9 SHPs	24	24

Commercialization of energy	Company Type	Core activity	Equity Interest
CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Private corporation	Energy commercialization	Direct 100%
Clion Assessoria e Comercialização de Energia Elétrica Ltda. ("CPFL Meridional")	Limited company	Commercialization and provision of energy services	Indirect 100%
CPFL Comercialização Cone Sul S.A. ("CPFL Cone Sul")	Private corporation	Energy commercialization	Indirect 100%
CPFL Planalto Ltda. ("CPFL Planalto")	Limited company	Energy commercialization	Direct 100%

Services	Company Type	Core activity	Equity Interest
CPFL Serviços, Equipamentos, Industria e Comércio S.A. ("CPFL Serviços")	Private corporation	Manufacturing, commercialization, rental and maintenance of electro-mechanical equipment and service provision	Direct 100%
NECT Serviços Administrativos Ltda ("Nect")	Limited company	Provision of administrative services	Direct 100%
CPFL Atende Centro de Contatos e Atendimento Ltda. ("CPFL Atende")	Limited company	Provision of telephone answering services	Direct 100%
CPFL Total Serviços Administrativos Ltda. ("CPFL Total")	Limited company	Billing and collection services	Direct 100%
CPFL Telecom S.A ("CPFL Telecom")	Private corporation	Telecommunication services	Direct 100%
CPFL Transmissão Piracicaba S.A ("CPFL Transmissão")	Private corporation	Energy transmission	Indirect 100%

Other	Company Type	Core activity	Equity Interest
CPFL Jaguariúna Participações Ltda ("CPFL Jaguariuna")	Limited company	Venture capital company	Direct 100%
CPFL Jaguari de Geração de Energia Ltda ("Jaguari Geração")	Limited company	Venture capital company	Direct 100%
Chapecoense Geração S.A. ("Chapecoense") (d)	Private corporation	Venture capital company	Indirect 51%
Sul Geradora Participações S.A. ("Sul Geradora")	Private corporation	Venture capital company	Indirect 99.95%
CPFL Participações S.A ("CPFL Participação")	Private corporation	Venture capital company	Direct 100%

(a)   SHP – Small Hydropower Plant

(b)   Paulista Lajeado has a 7% participation in the installed power of Investco S.A.(5.93% interest in its capital).

(c)   CPFL Renováveis has operations in São Paulo, Minas Gerais, Mato Grosso, Santa Catarina, Ceará, Rio Grande do Norte, Paraná and Rio Grande do Sul states and its main activities are: (i) holding investments in renewable generation sources; (ii) identification, development, and exploration of generation potential sources; and (iii) commercialization of electric energy. At September 30, 2014, CPFL Renováveis had a portfolio of 103 projects, being 2,371 MW of installed capacity (1,492.6 MW operational), as follows:

•       Hydropower generation: 40 SHP’s (420 MW) being 35 SHP’s operational (326.6  MW) and 5  SHP’s under preparation (93.4 MW);

•       Wind power generation: 54 projects (1,579.9 MW) being 26 projects operational (794.9 MW) and 28 projects under construction/preparation (785 MW);

•       Biomass power generation: 8 plants operations (370 MW);

•       Solar energy generation: 1  solar plant operational (1,1  MW)

(d) The joint venture Chapecoense fully consolidates the financial statements of its direct subsidiary, Foz de Chapecó.

In relation to the concessions that close in 2015, on 26 June, 2012, the subsidiaries concerned requested extension of the concession contracts due to end in 2015, under the present conditions, reserving the right to review the request in the event of changes in the current contractual conditions. The subsidiaries confirmed the request for extension on October 10, 2012. To the date of approval of these interim financial statements, Management is not aware of the terms of the renewal. On January 17, 2014, in Official Circular 01/2014-DR/ANEEL, ANEEL advised the distributors that it is analyzing the applications for extension of the concessions. The Granting Power has the final decision on approval of these requests.

(2)  PRESENTATION OF THE INTERIM FINANCIAL STATEMENTS

2.1 Basis of preparation

The individual (Parent Company) interim financial statements prepared in accordance with generally accepted accounting principles in Brazil, based on the guidelines provided by the Brazilian Committee on Accounting Pronouncements (Comitê de Pronunciamentos Contábeis - CPC) in particular, CPC 21(R1) – Interim Financial Statements and diverge from of the Separate Interim Financial Statements which, under International Financial Reporting Standards – IFRS,  must account for  investments  in subsidiaries, associates, and joint ventures at cost or fair value.

The consolidated financial statements were prepared in accordance with the Accounting Policies Adopted in Brazil and with the IFRS, issued by the International Accounting Standard Board – IASB were prepared and are presented in accordance with CPC 21(R1) and IAS 34.

The Company also follows the guidelines of the Accounting Manual of the Brazilian Electricity Sector and the standards laid down by the National Electric Energy Agency (Agência Nacional de Energia Elétrica – ANEEL), when these are not in conflict with the accounting policies adopted in Brazil and/or IFRS.

The accounting policies adopted in preparing these Interim Financial Statements are consistent with those adopted in December 31, 2013, and should be read together with those statements.

The consolidated financial statements were authorized for issue by the Board of Directors on October 31, 2014.

2.2 Basis of measurement

The interim financial statements have been prepared on the historic cost basis except for the following material items recorded in the balance sheets: i) derivative financial instruments measured at fair value, ii) financial instruments measured at fair value through profit or loss, iii) available-for-sale financial assets measured at fair value.

2.3 Use of estimates and judgments

The preparation of the interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.

By definition, the accounting estimates are rarely the same as the actual results. Accordingly, Company Management reviews the estimates and assumptions on an ongoing basis, based on previous experience and other relevant factors. Adjustments resulting from revisions to accounting estimates are recognized in the period in which the estimates are revised and applied prospectively.

Information about assumptions and estimate that are subject to a greater degree of uncertainty and involve the risk of resulting in a material adjustment if these assumptions and estimates suffer significant changes in subsequent periods is included in the following accounts:

•         Note 6 – Consumers, concessionaire and licensees;

•         Note 8 – Deferred tax credits and debits;

•         Note 9 – Financial asset of concession;

•         Note 10 – Other Credits (Allowance for doubtful accounts);

•         Note 12 – Property, plant and equipment and recognition of impairment losses;

•         Note 13 – Intangible assets and recognition of impairment losses;

•         Note 17 – Post-employment Benefit Obligation;

•         Note 20 – Reserve for tax, civil and labor risks and escrow deposits;

•         Note 22 – Other accounts payable (Provision to environmental costs);

•         Note 25 – Net operating revenues;

•         Note 26 –  Cost of electric energy;

•         Note 32 – Financial instruments;

•         Leasing.

2.4 Functional currency and presentation currency

The Company’s functional currency is the Brazilian Real, and the individual and consolidated financial statements are presented in thousands of reais.  Figures are rounded only after addition of the amounts.  Consequently, when added, the amounts shown in thousands of reais may not tally with the rounded totals.

2.5 Basis of consolidation:

(i) Business combinations

The Company measures goodwill as the fair value of the consideration transferred including the recognized amount of any non-controlling interest in the acquiree, less the recognized amount of the identifiable assets acquired and liabilities assumed, all measured as of the acquisition date.

(ii) Subsidiaries

The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Associates and joint ventures are accounted for using the equity method of accounting from the moment significant influence or joint control, respectively, is established.

The accounting policies of subsidiaries, associates and joint ventures taken into consideration for consolidation and/or equity method of accounting, as applicable, are aligned with the Company's accounting policies.

Subsidiaries and joint ventures, as well associates, are accounted by equity method in the parent company interim financial statements. Joint ventures and associates are accounted by equity method in the consolidated financial statements.

The consolidated financial statements include the balances and transactions of the Company and its subsidiaries. The balances and transactions of assets, liabilities, income and expenses have been fully consolidated with the balances and transactions of assets, liabilities, income and expenses of owned subsidiaries. Prior to consolidation in the Company's financial statements, the financial statements of the subsidiaries CPFL Geração, CPFL Brasil, CPFL Jaguari Geração and CPFL Renováveis are fully consolidated with those of their subsidiaries.

Intra-group balances and transactions, and any income and expenses derived from these transactions, are eliminated in preparing the consolidated financial statements.  Unrealized gains arising from transactions with investees are eliminated to the extent of the Company’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

In the case of subsidiaries, the portion relating to non-controlling shareholders is stated in equity and stated in profit or loss and comprehensive income in each period presented.

Balances of joint ventures, as well our interest in each of them are described in note 11.

(iii) Acquisition of non-controlling interest

Acquisition of non-controlling interest is accounted for as transaction between equity holders and therefore no gain or goodwill is recognized as a result of transaction.

2.6 Segment information

An operating segment is a component of the Company (i) that engages in operating activities from which it may earn revenues and incur expenses, (ii) whose operating results are regularly reviewed by Management to make decisions about resources to be allocated and assess the segment's performance, and (iii) for which discrete financial information is available.

Company Management bases strategic decisions on reports, segmenting the business: (i) electric energy distribution activities (“Distribution”); (ii) electric energy generation activities from conventional sources (“Generation”); (iii) electric energy generation activities from renewable sources; (iv) energy commercialization (Renewable”); (v) service activities (“Service”); and (vi) other activities not listed in the previous items.

Presentation of the operating segments includes items directly attributable to them, such as allocations required, including intangible assets.

2.7 Information on corporate interests

The interests directly or indirectly held by the Company in the subsidiaries and jointly-controlled entities are described in Note 1. Except for the (i) companies ENERCAN, BAESA, Chapecoense and EPASA which as from January 1, 2013 are accounted for using the equity method (note 3) of accounting and not consolidated proportionally and are accounted for using the equity method of accounting, and (ii) the investment in Investco S.A. recorded at cost by the subsidiary Paulista Lajeado, the other units are fully consolidated.

At September 30, 2014 and December 31, 2013, and for the quarters and nine months ended in September 30, 2013 and 2014, the non-controlling interests stated in the interim or annual consolidated statements refer to the third-party interests in the subsidiaries CERAN, Paulista Lajeado and CPFL Renováveis.

2.8 Value added statements

The Company prepared individual and consolidated value added statements (“DVA”) in conformity with technical pronouncement CPC 09 - Value Added Statement, and these are presented as an integral part of the financial statements in accordance with generally accepted accounting principles in Brazil and as complementary information to the financial statements in accordance with IFRS, as the statement is neither provided for nor mandatory  in accordance with IFRS.

(3)  SUMMARY OF THE SIGNIFICANT ACCOUNTING POLICIES

The interim financial statements of the Company and its subsidiaries were prepared based on the same accounting policies as described in Notes 3.1 to 3.17, disclosed in the financial statements for the year ended December 31, 2013.

(4)  DETERMINATION OF FAIR VALUES

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and / or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

Accordingly, the Company measures fair value in accordance with IFRS 13/CPC 46, which define fair value as an estimate of the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, under current market conditions.

- Property, plant and equipment and intangible assets

The fair value of property, plant and equipment and intangible assets recognized as a result of a business combination is based on market values. The fair value is the estimated amount for which a property could be exchanged on the date of valuation between knowledgeable and willing parties under normal market conditions. The fair value of items of property, plant and equipment is based on the market approach and cost approaches using quoted market prices for similar items when available and replacement cost when appropriate. The fair values of intangible assets are calculated using quoted prices in an active market. Where there is no active market, the fair value is  what the Company would have paid for the intangible assets, on the acquisition date, in an arm’s length transaction between knowledgeable, willing parties based on the best information available.

- Financial instruments

Financial instruments measured at fair values were valued based on quoted prices in an active market, or, if such prices were not available, assessed using pricing models, applied individually for each transaction, taking into consideration the future payment flows, based on the conditions contracted, discounted to present value at market interest rate curves, based on information obtained from the site of  “BM&FBovespa S.A” and “Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais – ANBIMA” (note 32).

Financial assets classified as available-for-sale refer to the right to compensation, to be paid by the Federal Government regarding the assets of the distribution concessionaires when the concession contract is over. The methodology adopted for marking these assets to market is based on the tariff review process for distributors. This review, conducted every four or five years according to each concessionaire, involves assessing the replacement price for the distribution infrastructure, in accordance with criteria established by the regulatory body (“ANEEL”).. This valuation basis is used for pricing the tariff, which is increased annually up to the next tariff review, based on the parameter of the main inflation indices.

Provisional Measure n.  579 of September 11, 2012, converted into Law 12783 of January 11, 2013, established that, for concession contracts that expire by 2017, calculation of the amount of compensation due on reversal of the assets will be based on the replacement value method, according to regulatory criteria to be established the granting authority. In the case of concessions terms that expire after 2017, Management believes that, as under Law 12783/2013, compensation will be based at least on valuation of the assets using the new replacement value model.

Accordingly, at the time of the tariff review, each concessionaire adjusts the position of the financial asset base for compensation at the amounts ratified by the regulatory authority and uses the General Market Price Index - IGP-M as best estimate for adjusting the original base to the fair value at subsequent dates, in conformity with the Tariff Review process.

(5)  CASH AND CASH EQUIVALENTS

	Parent company		Consolidated
	September 30, 2014	December 31, 2013	September 30, 2014	December 31, 2013
Bank balances	2,566	936	70,307	132,130
Short-term financial investments	1,265,027	989,737	3,929,978	4,074,292
Overnight investment (a)	-	-	8,491	46,809
Bank deposit certificates (b)	-	-	511,897	377,556
Repurchase agreements with debentures (b)	-	-	2,171	8,970
Investment funds (c)	1,265,027	989,737	3,407,421	3,640,957
Total	1,267,593	990,672	4,000,285	4,206,422

a)     Current account balances, which earn daily interest by investment in repurchase agreements secured on debentures and interest of 20% of the variation in the Interbank Deposit Certificate - CDI.

b)    Short-term investments in Bank Deposit Certificates - CDB and secured debentures conducted with major financial institutions that operate in the Brazilian financial market, with daily liquidity, low credit risk and interest equivalent, on average, to 101% of the CDI.

c)     Amounts invested in Exclusive Funds, with daily liquidity and interest equivalent, on average, to 101% of the Interbank Deposit Certificate - CDI, in investments subject to floating rates tied to the CDI linked to federal government bonds, CDBs, financial bills and secured debentures of major financial institutions, with low credit risk.

(6) CONSUMERS, CONCESSIONAIRES AND LICENSEES

In the consolidated financial statements, the balance derives mainly from the supply of electric energy. The following table shows the breakdown at September 30, 2014 and December 31, 2013:

	Consolidated
		Past due		Total
	Amounts coming due	until 90 days	> 90 days	September 30, 2014	December 31, 2013
Current
Consumer classes
Residential	335,454	227,011	39,396	601,862	500,623
Industrial	134,721	45,502	30,116	210,338	179,953
Commercial	148,462	38,144	12,308	198,914	173,828
Rural	39,584	6,624	1,159	47,367	35,023
Public administration	37,350	5,785	311	43,446	33,906
Public lighting	30,229	3,805	9,561	43,595	38,134
Public utilities	45,488	6,897	980	53,365	41,182
Billed	771,289	333,767	93,832	1,198,888	1,002,649
Unbilled	689,152	-	-	689,152	627,852
Financing of consumers' debts	52,511	8,727	62,355	123,593	128,782
Free energy	4,413	-	-	4,413	4,161
CCEE transactions	244,301	-	-	244,301	21,313
Concessionaires and licensees	273,134	-	-	273,134	324,535
Other	18,479	-	-	18,479	24,254
Total	2,053,279	342,494	156,187	2,551,959	2,133,546
Allowance for doubtful accounts				(131,471)	(125,758)
Total				2,420,487	2,007,789

Non current
Financing of consumers' debts	99,110	-	-	99,110	120,042
CCEE transactions	41,301	-	-	41,301	41,301
Total	140,411	-	-	140,411	161,343
Allowance for doubtful accounts				(18,008)	(7,489)
Total				122,404	153,854

Allowance for doubtful accounts

Changes in the allowance for doubtful accounts are shown below:

	Consumers, concessionaires and licensees	Other Credits (note 10)	Total
At December 31, 2013	(133,247)	(13,152)	(146,398)

Allowance for doubtful accounts	(92,204)	(1,356)	(93,560)
Recovery of revenue	32,546	9	32,555
Write-off of accounts receivable and provisioned	43,425	1,013	44,439
At September 30, 2014	(149,479)	(13,486)	(162,964)

Current	(131,471)	(13,486)	(144,956)
Noncurrent	(18,008)	-	(18,008)

(7)  RECOVERABLE TAXES

	Parent company		Consolidated
	September 30, 2014	December 31, 2013	September 30, 2014	December 31, 2013
Current
Prepayments of social contribution - CSLL	-	393	4,673	3,054
Prepayments of income tax - IRPJ	-	1,301	10,789	5,767
IRRF on interest on equity	423	14,091	423	14,537
Income tax and social contribution to be offset	30,834	807	44,986	14,731
Withholding tax - IRRF	9,974	13,218	68,889	106,627
ICMS to be offset	-	-	70,096	77,559
Social Integration Program - PIS	-	-	6,450	6,783
Contribution for Social Security financing- COFINS	42	42	29,778	30,123
National Social Security Institute - INSS	1	1	2,217	2,279
Other	20	20	1,720	972
Total	41,294	29,874	240,021	262,433

Noncurrent
Social contribution to be offset - CSLL	-	-	45,543	42,848
Income tax to be offset - IRPJ	-	-	9,108	11,851
ICMS to be offset	-	-	89,221	99,777
Social Integration Program - PIS	-	-	2,157	3,073
Contribution for Social Security financing- COFINS	-	-	9,483	14,116
Other	-	-	1,377	1,698
Total	-	-	156,890	173,362

(8)  DEFERRED TAXES

8.1- Breakdown of tax credits and debits:

	Parent company		Consolidated
	September 30, 2014	December 31, 2013	September 30, 2014	December 31, 2013
Social contribution credit/(debit)
Tax losses carryforwards	43,918	41,245	50,388	47,660
Tax benefit of merged goodwill	-	-	110,974	121,820
Deductible temporary differences	662	511	(162,816)	(185,861)
Subtotal	44,580	41,756	(1,453)	(16,381)

Income tax credit / (debit)
Tax losses carryforwards	128,232	123,429	146,101	141,113
Tax benefit of merged goodwill	-	-	380,060	416,418
Deductible temporary differences	1,034	612	(454,434)	(519,615)
Subtotal	129,265	124,042	71,727	37,917

PIS and COFINS credit/(debit)
Deductible temporary differences	-	-	53,278	30,025

Total	173,845	165,798	123,551	51,560

Total tax credit	173,845	165,798	1,224,714	1,168,706
Total tax debit	-	-	(1,101,162)	(1,117,146)

The estimate of recovery of the deferred tax credits recorded in noncurrent assets, derived from temporary non-deductible differences and tax benefit of the merged goodwill and tax loss carry forwards, is based on the projections of future profit or loss, approved by the Board of Directors and reviewed by the Audit Committee. A breakdown of which is provided in the financial statements of December 31, 2013. To reflect adequately the effective tax rate on net income, deferred tax credits on losses are registered monthly for the companies with positive projections, in accordance with the above-mentioned studies.

8.2 - Tax benefit of merged goodwill:

Refers to the tax credit calculated on the goodwill derived from the acquisitions of subsidiaries, as shown in the following table, which has been merged and is recognized in accordance with CVM Instructions nº 319/99 and nº 349/01 and ICPC 09(R1) – Individual, Separate and Consolidated Financial Statements and Application of the Equity Method. The benefit is realized in proportion to amortization of the merged goodwill that gave rise to it, in accordance with the projected net income of the subsidiaries during the remaining term of the concession, as shown in Note 13.

	Consolidated
	September 30, 2014		December 31, 2013
	Social contribution	Income tax	Social contribution	Income tax
CPFL Paulista	63,599	176,663	68,938	191,495
CPFL Piratininga	15,055	51,667	16,148	55,414
RGE	29,208	120,621	31,342	129,436
CPFL Santa Cruz	1,091	3,431	1,757	5,525
CPFL Leste Paulista	525	1,604	939	2,863
CPFL Sul Paulista	799	2,502	1,386	4,332
CPFL Jaguari	440	1,350	824	2,516
CPFL Mococa	258	790	485	1,499
CPFL Geração	-	21,421	-	23,282
CPFL Serviços	-	12	-	57
Total	110,974	380,060	121,820	416,418

8.3 – Accumulated balances on deductible temporary differences:

	Consolidated
	September 30, 2014			December 31, 2013
	Social contribution	Income tax	PIS/COFINS	Social contribution	Income tax	PIS/COFINS
Deductible temporary differences
Reserve for tax, civil and labor	26,363	73,230	-	32,746	90,959	-
Private pension fund	1,925	5,348	-	2,004	5,566	-
Allowance for doubtful accounts	14,897	41,381	-	13,379	37,163	-
Free energy provision	5,995	16,654	-	5,429	15,081	-
Research and development and energy efficiency programs	12,727	35,354	-	11,471	31,864	-
Reserves related to personnel	1,711	4,754	-	3,522	9,785	-
Depreciation rate difference	7,160	19,889	-	7,212	20,033	-
Recognition of the concession - adjustment of intangible assets (IFRS / CPC)	(1,629)	(4,525)	-	(1,798)	(4,995)	-
Recognition of the concession - adjustment of financial asset (IFRS / CPC)	(40,155)	(111,541)	(132)	(36,093)	(100,258)	(22)
Reversal of regulatory assets and liabilities (IFRS / CPC)	51,043	141,787	53,410	27,218	75,605	30,046
Actuarial losses (IFRS / CPC)	33,603	93,341	-	33,178	92,464	-
Other adjustments (IFRS / CPC)	15,320	42,420	-	13,758	38,081	-
Accelerated depreciation	(16)	(45)	-	(9)	(26)	-
Other	7,639	19,183	-	4,719	9,606	-
Deductible temporary differences - comprehensive income:
Property, plant and equipment - deemed cost adjustments (IFRS/CPC)	(62,642)	(174,007)	-	(65,079)	(180,774)	-
Deductible temporary differences - Business combination - CPFL Renováveis			-
Deferred taxes - asset:
Fair value of property, plant and equipment (negative value added of assets)	25,948	72,077	-	27,050	75,138	-
Deferred taxes - liability:
Value added derived from determination of deemed cost	(6,600)	(18,334)	-	(6,970)	(19,360)	-
Value added of assets received from the former ERSA	(90,289)	(250,804)	-	(93,120)	(258,667)	-
Intangible asset - exploitation right/authorization in indirect subsidiaries acquired	(155,067)	(430,739)	-	(155,471)	(431,863)	-
Other temporary differences	(10,750)	(29,855)	-	(9,006)	(25,016)	-
Total	(162,816)	(454,434)	53,278	(185,861)	(519,615)	30,025

8.4 - Reconciliation of the amounts of income tax and social contribution reported in the income statements for the quarters and nine months ended September 30, 2014 and 2013:

	Parent company				Consolidated
	Social contribution				Social contribution
	2014		2013		2014		2013
	3rd quarter	Nine months	3rd quarter	Nine months	3rd quarter	Nine months	3rd quarter	Nine months
Income/(loss) before taxes	95,788	429,441	349,709	651,400	197,345	744,960	558,793	1,044,858
Adjustments to reflect effective rate:
Equity in subsidiaries	(103,523)	(460,930)	(356,037)	(679,120)	12,991	(98,013)	(41,083)	(74,736)
Amortization of intangible asset acquired	(6,295)	(18,885)	(7,009)	(21,028)	23,275	69,841	25,781	77,343
Tax incentives - PIIT(*)	-	-	-	-	(2,418)	(6,635)	(2,226)	(5,997)
Effect of presumed profit system	-	-	-	-	(23,740)	(35,728)	(11,549)	(41,100)
Adjustment of escess and surplus revenue of reactive	-	-	-	-	23,273	74,066	21,600	50,934
Interest on shareholders’ equity	-	-	-	72,450	-	-	-	-
Other permanent additions, net	1,594	5,395	2,228	4,543	18,547	43,464	11,122	21,656
Calculation base	(12,436)	(44,979)	(11,109)	28,245	249,273	791,956	562,438	1,072,957
Statutory rate	9%	9%	9%	9%	9%	9%	9%	9%
Tax credit/(debit) result	1,119	4,048	1,000	(2,542)	(22,435)	(71,276)	(50,619)	(96,566)
Tax credit recorded/(not recorded)	(1,052)	(1,308)	48	-	(6,993)	(20,007)	(5,036)	(16,512)
Total	67	2,741	1,048	(2,542)	(29,428)	(91,283)	(55,656)	(113,079)

Current	-	(84)	666	(1,914)	(31,445)	(111,896)	(39,113)	(107,766)
Deferred	67	2,825	383	(628)	2,017	20,612	(16,543)	(5,313)

	Parent company				Consolidated
	Income tax				Income tax
	2014		2013		2014		2013
	3rd quarter	Nine months	3rd quarter	Nine months	3rd quarter	Nine months	3rd quarter	Nine months
Income/(loss) before taxes	95,788	429,441	349,709	651,400	197,345	744,960	558,793	1,044,858
Adjustments to reflect effective rate:
Equity in subsidiaries	(103,523)	(460,930)	(356,037)	(679,120)	12,991	(98,013)	(41,083)	(74,736)
Amortization of intangible asset acquired	-	-	-	-	29,866	89,612	32,171	98,371
Tax incentives - PIIT(*)	-	-	-	-	(2,418)	(6,635)	(2,226)	(5,997)
Effect of presumed profit system	-	-	-	-	(37,372)	(66,339)	(20,014)	(63,475)
Adjustment of escess and surplus revenue of reactive	-	-	-	-	23,273	74,066	21,600	50,934
Interest on shareholders’ equity	-	-	-	72,450	-	-	-	-
Tax incentive - Exploitation profit	-	-	-	-	(29,404)	(32,388)	(15,660)	(23,132)
Other permanent additions, net	1,594	5,395	2,152	4,748	17,467	28,222	7,767	12,253
Calculation base	(6,141)	(26,095)	(4,176)	49,478	211,747	733,486	541,348	1,039,075
Statutory rate	25%	25%	25%	25%	25%	25%	25%	25%
Tax credit/(debit) result	1,535	6,524	1,044	(12,370)	(52,937)	(183,372)	(135,337)	(259,770)
Tax credit recorded/(not recorded)	(1,349)	(1,534)	11	-	(17,851)	(53,477)	(12,857)	(45,830)
Total	186	4,990	1,055	(12,370)	(70,786)	(236,849)	(148,192)	(305,600)

Current	-	(234)	2,858	(6,777)	(74,888)	(286,161)	(97,595)	(280,306)
Deferred	186	5,223	(1,803)	(5,593)	4,102	49,311	(50,597)	(25,294)

 (*)Technical Innovation Incentive Program

(9) FINANCIAL ASSET OF CONCESSION

	Distribuition	Transmission	Consolidated
As of December 31, 2013 (noncurrent)	2,771,593	15,480	2,787,073

Additions	278,458	19,811	298,269
Spin-off generation activity on the distribuition	(5,542)	-	(5,542)
Change in the expectation of cash flow	48,777	-	48,777
Income from financial asset measured at amortized cost	-	1,194	1,194
Disposal	(8,898)	-	(8,898)

As of June 30, 2014 (noncurrent)	3,084,387	36,485	3,120,872
Current	457,147	-	457,147
Noncurrent	2,627,240	36,485	2,663,725

The amount refers to the financial asset corresponding to the right established in the concession contracts of the energy distributors (measured at fair value) and transmitters (measured at amortized cost) to receive payment (i) on reversal of the assets to the granting authority at the end of the concession, and (ii) the transmitter's right to receive cash throughout the concession through permitted annual income ("RAP").

For the energy distribution, in accordance with the current tariff model, remuneration for this asset is recognized in profit or loss on billing to the consumers and it is realized on receipt of the electric energy bills. Additionally, the difference to adjust the balance to its expected cash flows is recorded against the financial income/expense account in profit or loss for the period, (financial income of R$ 48,777 in the nine months of 2014 and a financial expense of R$ 113,115 in the nine months of 2013) in accordance with the new replacement amount (“VNR” methodology).

For the energy transmitter, remuneration for this asset is recognized in accordance with the internal rate of return, which takes into account the investment made and the allowed annual income (“RAP”)to be received during the remaining term of the concession. Financial income of R$ 1,194 in relation to the concession revenue, set against other operating income, since this is a component of the allowed annual income to make the network available to ONS (National System Operator).

The amount of R$ 5,542 refers to the spin-off of generation assets of the distributors CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa, as per the provisions of Decree 7805/12 and Law 12783/13. These assets were transferred to CPFL Centrais Geradoras, without effects on the consolidated financial statement.

(10)  OTHER CREDITS

	Consolidated
	Current		Noncurrent
	September 30, 2014	December 31, 2013	September 30, 2014	December 31, 2013

Advances - Fundação CESP	10,387	9,113	-	-
Advances to suppliers	31,955	17,159	-	-
Pledges, funds and tied deposits	6,372	7,695	178,620	174,538
Orders in progress	253,331	273,496	-	-
Outside services	9,167	6,929	-	-
Advance to energy purchase agreements	4,262	14,614	30,066	30,981
Collection agreements	76,660	61,771	-	-
Prepaid expenses	46,034	39,207	5,331	1,359
Receivables from resources provided by the energy development account - CDE	561,401	170,543	-	-
Receivables - business combination	-	-	13,950	13,950
Advances to employees	20,505	11,097	-	-
Allowance for doubtful accounts (Note 6)	(13,486)	(12,930)	-	(221)
Other	94,687	74,689	54,906	75,488
Total	1,101,275	673,383	282,872	296,096

Receivables from Resources provided by the Energy Development Account – CDE/CCEE – refer to: (i) low income subsidies totaling R$ 13,624 (R$ 11,808 in December 31, 2013); (ii) other tariff discounts granted to consumers amounting to R$ 374,224 (R$ 70,254 in December 31, 2013); and (iii) R$ 173,553 mainly related to involuntary exposure and CCEAR account - Electric Energy  Sales in the Regulated Environment Agreement (R$ 88,481 in December 31, 2013).

(11)   INVESTMENTS

	Parent company		Consolidated
	September 30, 2014	December 31, 2013	September 30, 2014	December 31, 2013
Permanent equity interests - equity method
By equity method of the subsidiary	4,545,485	5,430,352	1,147,484	1,018,565
Value-added of assets, net	893,953	983,518	13,230	14,116
Goodwill	6,054	6,054	-	-
Total	5,445,493	6,419,924	1,160,714	1,032,681

11.1 - Permanent Equity Interests – equity method:

The main information on the investments in direct permanent equity interests is as follows:

		September 30, 2014				September 30, 2014	December 31, 2013	Nine months 2014	Nine months 2013
Investment	Number of shares (thousand)	Total assets	Capital	Shareholders' equity	Profit or loss for the period	Shareholders equity interest		Equity in subsidiaries
CPFL Paulista	241,264	7,457,231	241,264	601,485	181,567	601,485	1,186,113	181,567	468,681
CPFL Piratininga	53,081,259	2,705,110	156,610	325,255	8,256	325,255	384,609	8,256	43,186
CPFL Santa Cruz	371,772	389,146	67,580	107,209	23,166	107,209	100,369	23,166	(3,881)
CPFL Leste Paulista	892,772	183,549	25,392	40,292	9,027	40,292	60,578	9,027	533
CPFL Sul Paulista	454,958	194,794	22,751	44,393	11,018	44,393	51,432	11,018	3,101
CPFL Jaguari	209,294	161,258	17,292	24,614	872	24,614	23,261	872	913
CPFL Mococa	117,199	137,323	14,002	24,367	8,137	24,367	34,145	8,137	10,383
RGE	807,169	3,457,996	934,472	1,221,396	75,530	1,221,396	1,254,557	75,530	86,786
CPFL Geração	205,487,717	5,839,325	1,039,619	1,924,448	86,224	1,924,448	2,116,833	86,224	139,040
CPFL Jaguari Geração (*)	40,108	44,060	40,108	39,963	621	39,963	48,356	621	4,871
CPFL Brasil	2,999	649,183	2,999	50,009	121,227	50,009	35,246	121,227	19,798
CPFL Planalto (*)	630	1,784	630	1,136	1,741	1,136	(115)	1,741	(1,242)
CPFL Serviços	1,528,988	161,480	66,620	72,344	6,349	72,344	77,078	6,349	1,222
CPFL Atende (*)	13,991	25,899	13,991	15,284	4,532	15,284	13,746	4,532	43
Nect (*)	2,059	21,263	2,059	5,286	6,640	5,286	5,999	6,640	3,648
CPFL Total (*)	19,005	59,070	19,005	21,805	7,715	21,805	20,893	7,715	1,688
CPFL Jaguariuna (*)	189,660	2,692	2,966	2,586	34	2,586	2,512	34	(334)
CPFL Telecom	9,377	76,280	9,377	2,284	(5,763)	2,284	(1,311)	(5,763)	(1,184)
CPFL Centrais Geradoras	20,430	27,044	20,430	21,321	3,602	21,321	16,041	3,602	238
CPFL Participações	10	-	-	7	-	7	10	(3)	-
Subtotal - By shareholders' equity of the subsidiary						4,545,485	5,430,352	550,494	777,491
Amortization of added value on assets						-	-	(89,564)	(98,370)
Total						4,545,485	5,430,352	460,930	679,120
(*) numebr of quotas

Fair value adjustments (added value) of net assets acquired in business combinations are classified under Investments in the parent company’s balance sheet. Amortization of the fair value adjustments (added value) of net assets of R$ 89,564 (R$ 98,371 in the nine months of 2013) is classified in the parent company’s income statement under “income from equity in subsidiaries”, in accordance with ICPC 09.

The changes in investments in subsidiaries in the parent company in the period are shown below:

Investment	Investment as of December 31, 2013	Capital increase /payment of capital	Equity in subsidiary (profit or loss)	Equity in subsidiary (Other comprehensive income)	Movement of capital in subsidiaries without a change in control	Dividend and Interest on shareholders’ equity receivable	Corporate restructuring	Investment as of September 30, 2014
CPFL Paulista	1,186,113	-	181,567	-	-	(766,195)	-	601,485
CPFL Piratininga	384,609	50,000	8,256	-	-	(117,610)	-	325,255
CPFL Santa Cruz	100,369	-	23,166	-	-	(16,326)	-	107,209
CPFL Leste Paulista	60,578	-	9,027	-	-	(28,324)	(989)	40,292
CPFL Sul Paulista	51,432	-	11,018	-	-	(16,623)	(1,435)	44,393
CPFL Jaguari	23,261	-	872	-	-	1,393	(912)	24,614
CPFL Mococa	34,145	-	8,137	-	-	(15,796)	(2,119)	24,367
RGE	1,254,557	-	75,530	(1,535)	-	(107,156)	-	1,221,396
CPFL Geração	2,116,833	-	86,224	-	44	(278,653)	-	1,924,448
CPFL Jaguari Geração	48,356	-	621	-	-	(9,014)	-	39,963
CPFL Brasil	35,246	-	121,227	-	-	(106,464)	-	50,009
CPFL Planalto	(115)	-	1,741	-	-	(490)	-	1,136
CPFL Serviços	77,078	-	6,349	-	-	(11,084)	-	72,344
CPFL Atende	13,746	-	4,532	-	-	(2,993)	-	15,284
Nect	5,999	-	6,640	-	-	(7,353)	-	5,286
CPFL Total	20,893	-	7,715	-	-	(6,803)	-	21,805
CPFL Jaguariuna	2,512	40	34	-	-	-	-	2,586
CPFL Telecom	(1,311)	9,357	(5,763)	-	-	-	-	2,284
CPFL Centrais Geradoras	16,041	-	3,602	-	-	(3,776)	5,454	21,321
CPFL Participações	10	-	(3)	-	-	-	-	7
	5,430,352	59,397	550,494	(1,535)	44	(1,493,266)	-	4,545,485

In the financial statements, the investment balances correspond to the interest in the entities accounted for by the equity method:

Investment in joint ventures	September 30, 2014	December 31, 2013	Nine months 2014	Nine months 2013
	Shareholders equity interest		Equity in subsidiaries

Baesa	165,739	153,175	12,563	3,142
Enercan	432,517	391,728	54,213	46,153
Chapecoense	441,308	390,822	50,486	39,699
EPASA	107,920	82,839	(18,364)	(13,329)
Net residual value of set up of assets	13,230	14,116	(886)	(929)
	1,160,714	1,032,681	98,013	74,736

11.2 – Value-added of assets (net) and goodwill

Net adjustment to fair value (added value) of assets refers mainly to the right to the concession, acquired through business combinations. The goodwill relates mainly to the acquisition of investments, based on projections of future income.

In the consolidated financial statements these amounts are classified under Intangible Assets (Note 13).

11.3 – Dividends and Interest on shareholders’ equity receivable

	Parent company
	Dividends		Interest on shareholders´ equity		Total
Investment	September 30, 2014	December 31, 2013	September 30, 2014	December 31, 2013	September 30, 2014	December 31, 2013
CPFL Paulista	755,625	389,872	10,570	34,879	766,195	424,752
CPFL Piratininga	26,874	117,816	-	11,267	26,874	129,083
CPFL Santa Cruz	27,388	19,764	1,873	3,916	29,261	23,681
CPFL Leste Paulista	37,178	10,323	2,409	940	39,587	11,263
CPFL Sul Paulista	36,099	21,095	3,784	2,165	39,883	23,260
CPFL Jaguari	10,029	11,422	723	723	10,752	12,145
CPFL Mococa	31,290	15,919	1,590	1,166	32,881	17,085
RGE	82,117	-	50,077	25,039	132,194	25,039
CPFL Geração	116,460	-	-	-	116,460	-
CPFL Centrais Geradoras	2,764	-	-	-	2,764	-
CPFL Jaguari Geração	4,039	4,709	-	-	4,039	4,709
CPFL Brasil	84,660	-	-	-	84,660	-
CPFL Planalto	490	5,101	-	-	490	5,101
CPFL Serviços	17,182	9,080	4,583	1,601	21,765	10,681
CPFL Atende	2,993	1,389	-	624	2,993	2,013
Nect	7,353	7,696	-	-	7,353	7,696
CPFL Total	5,077	792	-	404	5,077	1,196
	1,247,619	614,978	75,611	82,725	1,323,230	697,702

11.4 – Business combinations

Rosa dos Ventos Geração e Comercialização de Energia S.A. - RDV

On June 18, 2013, the subsidiary CPFL Renováveis signed a contract for acquisition of 100% of the assets of the Canoa Quebrada wind farms, with installed capacity of 10.5 MW, and
Lagoa do Mato, with installed capacity of 3.2 MW, located on the coast of the State of Ceará. Both are operating commercially, and there is a contract with Eletrobrás, through PROINFA (Incentive Program for Alternative Sources of Electric Energy) for all the energy generated by these farms (physical information and energetic capacity measures not reviewed by the independent auditors).

On February 27, 2014 was concluded the Rosa dos Ventos acquisition. The total purchase price is R$103,358, which includes: (i) the amount of R$ 70,296 paid to the seller; (ii) price adjustment of R$ 634 and (iii) assumption of Rosa dos Ventos’ net debt of R$32,428. The subsidiary CPFL Renováveis also added the amount of R$ 634, as an adjustment of the acquisition price.

11.4.1 Additional information about acquisition

a) Considerations

Rosa dos Ventos
February 28, 2014

Consideration transferred or to be transferred in cash and cash equivalents by the acquirer
Transferred or to be transferred cash directly to shareholders	70,296
Price adjustment paid to the sellers accordingly to contractual clause	634
Total consideration	70,930

b) Assets acquired and liabilities recognized on the acquisition date

In the acquisition of Rosa dos Ventos, the total amount of the considerations transferred (paid) was allocated at fair value to the assets acquired and liabilities assumed, including the intangible assets related to the right to operate the authorization, which will be amortized over the remaining period of the authorization tied to operation of the wind farms. The average term for Rosa dos Ventos is estimated at 18 years. Consequently, as the total amount paid was allocated to identified assets and liabilities, no residual amount was allocated to goodwill for this transaction.

The initial allocation of the amount paid is based on CPFL Renováveis Management estimates and it is still pending finalization of the economic/financial valuation report. The subsidiary's management expects the economic/financial valuation report will be concluded by de end of December 2014.

The subsidiary's management does not expect the amount allocated as the right to operate the acquisition to be tax-deductible and has therefore recorded deferred income tax and social contribution for the difference between the amount allocated to the assets and liabilities and their corresponding tax bases.

The initial accounting for the Rosa dos Ventos acquisition was made using 28 February 2014 as reference. Since the economic/financial valuation report has not been finalized, we show below the best estimate of the acquisition of Rosa do Ventos at fair value:

Rosa dos
Ventos
February 28, 2014
Current assets
Cash and cash equivalents	2,466
Other current assets	6,601

Noncurrent assets
Fiduciary investments	4,253
Property, plant and equipment	51,735
Intangible	65,117

Current liabilities	3,033

Noncurrent liabilities
Loans, Financings and Debentures	32,934
Deferred taxes on exploitation rights	22,020
Allowance for demobilization	1,255
Net assets acquired	70,930
To be transferred	70,930

c) Outflow of net cash on acquisition of the subsidiary

Rosa dos Ventos
February 28, 2014
To be transferred in cash	70,930
Less: Balance of cash and cash equivalent acquired	(2,466)
Net cash	68,464

d) Financial information on the net operating revenue and net income of the subsidiary acquired included in the consolidated interim financial information the nine months of 2014:

	Net operating revenue	Net income
Rosa dos Ventos - from March 1, 2014 to September 30, 2014.	9,330	4,358
	9,330	4,358

e) Combined financial information on the net operating income and profit for the nine months of 2014 if the acquisition had occurred at the beginning on January 1, 2014.

	Net operating revenue	Net income
Consolidated CPFL Energia - historical	12,062,968	416,827
Pro forma adjustment (i)	2,929	706
Total	12,065,897	417,533

 (i)   The pro forma adjustments to the net operating income took into account the addition of the net operating income of the subsidiary Rosa dos Ventos for the period in which it was not controlled, consequently not consolidated by the Company (January 1 to February 28, 2014).

The pro forma adjustments of the net profit took into account: (i) addition of the profit or loss of the subsidiary Rosa dos Ventos for the period in which it was not consolidated by the Company; and (ii) inclusion of amortization of the right to operate, net of tax effects, as if Rosa dos Ventos had been acquired on January 1, 2014.

The Company's consolidated information for the nine-month period ended September 30, 2014 includes 7 (seven) months of operations of the subsidiary Rosa dos Ventos.

11.5 – Interest of non-controlling shareholders and joint ventures

Disclosure of interests in subsidiaries, as per IFRS 12 and CPC 45, is as follows:

11.5.1 – Changes in the interest on non-controlling shareholders

	CERAN	CPFL Renováveis		Paulista Lajeado	Total
At December 31, 2013	216,331	1,480,864		77,624	1,774,819
Equity interests and voting capital	35.00%	41.16%		40.07%

Net equity attributable to noncontrolling shareholders	21,029	(41,854)		481	(20,344)
Other movements	-	(485)		(6)	(491)
Dividends	(11,900)	-		(7,099)	(18,999)
At September 30, 2014	225,460	1,438,524		71,001	1,734,985
Equity interests and voting capital	35.00%	41.17%	(*)	40.07%

 (*) Up to February 28, 2014, the participation of non-controlling shareholders was 41.16%.

11.5.2 – Summarized financial information for each of the Company's subsidiaries listing the interest of non-controlling shareholders

The summarized financial information at September 30, 2014 and December 31, 2013 and for the nine months ended at September 30, 2014 and 2013 of subsidiaries in which there are non-controlling interests are as follows:

	September 30, 2014			December 31, 2013
	CERAN	CPFL Renováveis	Paulista Lajeado	CERAN	CPFL Renováveis	Paulista Lajeado
Current assets	149,268	919,172	12,008	110,430	1,040,470	26,529
Cash and cash equivalents	107,985	641,601	1,993	73,686	731,055	14,657
Noncurrent assets	1,058,985	8,401,499	116,752	1,090,695	8,454,767	116,739

Current liabilities	117,181	657,985	24,758	96,831	1,082,806	24,241
Financial liabilities	105,551	522,498	8,031	64,921	986,721	1,577
Noncurrent liabilities	446,903	5,186,871	-	486,207	4,834,189	-
Financial liabilities	446,903	4,230,354	-	486,207	3,842,990	-
Shareholders' equity	644,170	3,475,815	104,002	618,087	3,578,242	119,027
Controlling shareholders´ interest	644,170	3,463,071	104,002	618,087	3,564,362	119,027
Non-controlling shareholders´ interest	-	12,744	-	-	13,880	-

	Nine months 2014			Nine months 2013
	CERAN	CPFL Renováveis	Paulista Lajeado	CERAN	CPFL Renováveis	Paulista Lajeado
Net operating revenue	256,942	878,265	34,447	200,751	684,494	49,752
Depreciation and amortization	(33,017)	(312,037)	(5)	(35,407)	(262,080)	(5)
Interest income	8,605	63,136	606	4,057	29,646	390
Interest expense	(30,622)	(298,711)	-	(34,028)	(218,824)	-
Social contribution and income tax	(30,267)	(15,263)	(1,325)	(24,290)	(10,320)	(5,032)
Net income	60,083	(102,118)	1,201	49,255	(82,804)	9,579
Net income attributable to controlling shareholders	60,083	(102,298)	1,201	49,255	(82,756)	9,579
Net income attributable to noncontrolling shareholders	-	180	-	-	(48)	-

11.5.3 – Joint venture

Summarized financial information of the joint venture at September 30, 2014 and December 31, 2013 and for the nine months ended at September 30, 2014 and 2013 are as follows:

	September 30, 2014				December 31, 2013
Joint venture	Enercan	Baesa	Chapecoense	Epasa	Enercan	Baesa	Chapecoense	Epasa
Current assets	147,330	87,145	209,369	325,933	97,961	58,980	144,018	171,387
Cash and cash equivalents	58,452	35,529	90,037	72,208	21,483	36,010	44,924	19,173
Noncurrent assets	1,259,796	1,223,418	3,264,004	643,255	1,296,035	1,267,818	3,200,402	644,508

Current liabilities	123,039	135,825	395,086	454,777	136,414	131,196	274,679	279,753
Financial liabilities	89,730	127,561	304,405	323,379	88,969	125,372	206,968	158,049
Noncurrent liabilities	396,381	511,939	2,212,976	325,510	453,592	583,045	2,303,424	374,763
Financial liabilities	356,738	500,638	2,212,335	324,366	416,513	573,781	2,295,940	374,696
Shareholders' equity	887,706	662,798	865,310	188,901	803,990	612,557	766,317	161,379

	Nine months 2014				Nine months 2013
Joint venture	Enercan	Baesa	Chapecoense	Epasa	Enercan	Baesa	Chapecoense	Epasa
Net operating revenue	375,117	274,614	639,705	868,151	346,665	213,461	490,488	385,108
Depreciation and amortization	(40,271)	(38,008)	(99,101)	(24,248)	(36,904)	(38,982)	(99,946)	(24,223)
Interest income	11,420	5,110	19,535	1,245	12,282	3,011	7,495	647
Interest expense	(30,879)	(25,304)	(102,702)	(26,457)	(34,405)	(30,317)	(105,421)	(28,284)
Social contribution and income tax	(56,934)	(25,673)	(51,091)	15,785	(48,581)	(6,123)	(39,920)	12,858
Net income	111,267	50,242	98,993	(31,335)	94,731	12,563	77,841	(25,269)
Equity Interests and voting capital	48.72%	25.01%	51.00%	57.13% (*)	48.72%	25.01%	51.00%	52.75%

 (*) Up to February 28, 2014, the interest of the direct subsidiary CPFL Geração was 52.75%.

Although it holds a share interest of more than 50% in the entities Epasa and Chapecoense, the subsidiary CPFL Geração controls these investments jointly with other shareholders. Analysis of the classification of the type of investment is based on the Shareholders' Agreement for each venture.

The loans obtained from the BNDES by the joint ventures ENERCAN, BAESA and Chapecoense establish restrictions on payment of dividends to the subsidiary CPFL Geração in excess of the mandatory minimum of 25% without the prior consent of the BNDES.

11.5.4 – Joint venture operations

Through its fully-owned subsidiary CPFL Geração, the Company holds part of the assets of the Serra da Mesa hydropower plant, located on the Tocantins River, in Goias State. The concession and operation of the hydropower plant belong to Furnas Centrais Elétricas S.A. In order to maintain these assets operating jointly with Furnas (joint-venture), CPFL Geração as assured of a 51.54% interest in the installed power of 1,275 MW (657 MW) and the guaranteed mean energy of 671 MW (mean 345.4 MW) until 2028 (physical information and energetic capacity measures not reviewed by the independent auditors).

11.6 – Capital increase in the joint venture Epasa

An Extraordinary General Meeting (EGM) held on January 31, 2014 by the jointly controlled subsidiary EPASA approved a capital increase of R$ 65,000. An amount of R$ 34,288 was subscribed and paid up by the subsidiary CPFL Geração in proportion to its interest in EPASA's capital.

The other shareholders were offered the option to exercise the preference to subscribe shares to be issued within 30 days of signing of the Notice to Shareholders, published on February 1, 2014. At the same EGM, the subsidiary CPFL Geração stated its interest in subscribing the remaining shares, should the other shareholders not exercise the right to preference within the stipulated period. After this period, the shareholders Eletricidade do Brasil S.A. and OZ&M Incorporação e Participação Ltda. partially exercised the share subscription rights granted to them, subscribing and paying up the amounts of R$ 14,000 and R$ 1,000, respectively.

In accordance with the Notice to Shareholders, Eletricidade do Brasil S.A. expressed its interest in subscribing the remaining shares, within the period stipulated in the Notice to Shareholders published on March 12, 2014. On March 21, 2014, Eletricidade do Brasil S.A and the subsidiary CPFL Geração, paid up the remaining shares, at R$ 4,556 and R$ 11,157, respectively. Through the subsidiary CPFL Geração, the Company now holds 57.13% of the capital of the jointly controlled subsidiary EPASA. The change of R$ 2,002 in corporate interest was registered in the investment and income of the subsidiary CPFL Geração, and consequently, also of the Company.

The other shareholders are assured by the Shareholders Agreement of the right to exercise the option to purchase any remaining shares within 12 months from the date on which the remaining shares are paid up, in order to recompose their diluted interest.

11.7 - Association between CPFL Renováveis and Dobrevê Energia S.A. - (“DESA”)

As disclosed in our Financial Statement of December 31, 2013, on February 17, 2014, the indirect subsidiary CPFL Renováveis and its parent company CPFL Geração signed an association agreement, whereby the terms and conditions have been established to the association between DESA and CPFL Renováveis. The association was authorized by ANEEL on April 24, 2014 and approved by the Administrative Council for Economic Defense - CADE on May 6, 2014.

The objective of the Association was to consolidate the experience of both groups in the renewable energy sector to achieve gains of scale and increase synergy by combining the operations, which are now structured more efficiently for businesses development.

The details of this operation are described on Note 35.4.

(12)  PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	Land	Reservoirs, dams and water mains	Buildings, construction and improvements	Machinery and equipment	Vehicles	Furniture and fittings	In progress	Total
As of December 31, 2013	115,946	986,527	1,318,394	4,291,334	22,661	13,731	968,826	7,717,419
Historic cost	126,820	1,375,993	1,718,629	5,671,053	29,928	24,277	968,826	9,915,527
Accumulated depreciation	(10,874)	(389,466)	(400,235)	(1,379,719)	(7,267)	(10,545)	-	(2,198,107)

Additions	16	19	466	2,155	-	1	251,061	253,718
Disposals	(1,772)	-	(12,718)	(14,347)	(472)	(571)	-	(29,881)
Provision to environmental costs	-	-	9,193	-	-	-	-	9,193
Transfers	750	809	185,534	685,655	13,536	62	(886,347)	-
Transfers to/from other assets - cost	(5)	163	(1,914)	(2,921)	-	(3,167)	(324)	(8,168)
Depreciation	(3,138)	(35,307)	(48,242)	(202,869)	(3,103)	(1,882)	-	(294,540)
Disposal of depreciation	-	-	-	272	243	471	-	986
Reclassification and transfers to/from other assets - depreciation	-	-	(20)	(547)	-	1,570	-	1,003
Business combination	-	-	7,818	43,510	-	58	349	51,735
Spin-off generation activity on the distribuition - cost	-	-	460	6,089	-	204	-	6,754
Spin-off generation activity on the distribuition - depreciation	-	-	(32)	(866)	-	(28)	-	(926)

As of September 30, 2014	111,797	952,211	1,458,940	4,807,465	32,866	10,449	333,569	7,707,297
Historic cost	125,810	1,376,983	1,907,469	6,391,196	42,993	20,864	333,569	10,198,883
Accumulated depreciation	(14,012)	(424,773)	(448,529)	(1,583,731)	(10,127)	(10,415)	-	(2,491,587)

Average depreciation rate	3.86%	3.40%	3.45%	4.62%	12.38%	11.10%

In accordance with CPC 20 (R1) and IAS 23, the interest on loans taken out by the subsidiaries is capitalized to the qualifying property, plant and equipment. In the consolidated statements R$ 10,668 was capitalized for the nine months of 2014 (R$ 39,105 in the nine months of 2013) at the rate of 8.45% p.a. (7.57% p.a. in 2013)

In the interim consolidated financial statement the depreciation amounts are recorded on income and loss at “Depreciation and amortization” (Note 27)

(13)  INTANGIBLE ASSETS

	Consolidated
	Goodwill	Concession right				Outros ativos intangíveis	Total
		Acquired in business combinations	Distribution infrastructure - operational	Distribution infrastructure - in progress	Public utilities
As of December 31, 2013	6,115	4,312,381	3,763,197	574,131	31,582	60,922	8,748,328
Historical cost	6,152	6,811,237	9,310,710	574,131	35,840	156,023	16,894,093
Accumulated amortization	(37)	(2,498,856)	(5,547,513)	-	(4,258)	(95,100)	(8,145,764)

Additions	-	618	-	507,176	-	8,385	516,179
Amortization	-	(219,025)	(328,674)	-	(1,065)	(7,829)	(556,592)
Transfer - intangible assets	-	-	302,254	(302,254)	-	-	-
Transfer - financial asset	-	-	765	(279,223)	-	-	(278,458)
Disposal and transfer - other assets	-	-	(19,241)	2,770	-	7,144	(9,327)
Business combination	-	64,762	-	-	-	355	65,117
Spin-off generation activity on the distribuition	-	-	(299)	-	-	13	(286)

As of September 30, 2014	6,115	4,158,735	3,718,003	502,600	30,517	68,991	8,484,962
Historical cost	6,152	6,879,862	9,430,618	502,600	35,840	172,099	17,027,172
Accumulated amortization	(37)	(2,721,127)	(5,712,615)	-	(5,323)	(103,108)	(8,542,210)

In the consolidated statements, amortization is recorded in profit or loss, under the following headings: (i) “depreciation and amortization” for amortization of the intangible assets related to Distribution Infrastructure, Use of Public Utilities and Other Intangible Assets; and (ii) “amortization of intangible concession asset” for amortization of the intangible asset acquired through a business combination (Note 27).

In accordance with CPC 20 (R1) and IAS 23, the interest on loans taken out by the subsidiaries is capitalized to qualifying intangible assets. During the nine months of 2014, R$ 5,439 was capitalized in the interim consolidated financial statements (R$ 6,937 in the nine months of 2013) at a rate of 7.50% p.a. (8.79% p.a. in 2013).

13.1 Intangible assets acquired in business combinations

The following table shows the breakdown of the intangible asset of exploitation rights of the concession acquired in business combinations:

	Consolidated
	September 30, 2014			December 31, 2013	Annual amortization rate
	Historic cost	Accumulated amortization	Net value	Net value	2014	2013
Intangible asset - acquired in business combinations
Intangible asset acquired, not merged
Parent company
CPFL Paulista	304,861	(168,581)	136,281	147,933	5.10%	6.03%
CPFL Piratininga	39,065	(20,238)	18,826	20,192	4.66%	4.85%
RGE	3,150	(1,341)	1,809	1,943	5.70%	5.86%
CPFL Geração	54,555	(28,381)	26,174	28,170	4.88%	4.83%
CPFL Santa Cruz	9	(7)	2	3	16.22%	16.40%
CPFL Leste Paulista	3,333	(2,676)	657	1,091	17.36%	17.45%
CPFL Sul Paulista	7,288	(5,813)	1,475	2,434	17.53%	16.94%
CPFL Jaguari	5,213	(4,251)	962	1,710	19.13%	16.49%
CPFL Mococa	9,110	(7,670)	1,440	2,638	17.53%	18.96%
CPFL Jaguari Geração	7,896	(2,677)	5,219	5,616	6.71%	7.07%
	434,480	(241,635)	192,845	211,730

Subsidiaries
CPFL Renováveis	3,202,770	(388,831)	2,813,939	2,850,857	4.07%	4.11%
Outros	15,096	(13,984)	1,112	1,083
	3,217,866	(402,815)	2,815,051	2,851,940

Subtotal	3,652,346	(644,450)	3,007,896	3,063,670

Intangible asset acquired and merged – Deductible
Subsidiaries
RGE	1,120,266	(813,787)	306,480	321,225	1.75%	1.89%
CPFL Geração	426,450	(283,199)	143,251	155,698	3.89%	3.66%
Subtotal	1,546,716	(1,096,985)	449,731	476,923

Intangible asset acquired and merged – Reassessed
Parent company
CPFL Paulista	1,074,026	(631,249)	442,778	479,952	4.61%	5.39%
CPFL Piratininga	115,762	(59,973)	55,788	59,836	4.66%	4.85%
RGE	310,128	(138,223)	171,905	184,700	5.50%	5.65%
CPFL Santa Cruz	61,685	(54,084)	7,601	12,241	10.03%	10.14%
CPFL Leste Paulista	27,034	(23,348)	3,685	6,615	14.45%	14.47%
CPFL Sul Paulista	38,168	(32,614)	5,554	9,662	14.35%	14.02%
CPFL Mococa	15,124	(13,327)	1,797	3,390	14.05%	14.85%
CPFL Jaguari	23,600	(20,500)	3,100	5,813	15.33%	14.28%
CPFL Jaguari Geração	15,275	(6,374)	8,901	9,578	5.91%	6.23%
Subtotal	1,680,801	(979,693)	701,108	771,788

Total	6,879,862	(2,721,127)	4,158,735	4,312,381

For the balances relating to the subsidiary CPFL Renováveis, amortization is recorded for the remaining terms of the respective exploration authorizations, using the straight line method. For the other balances, the amortization rates for intangible assets acquired through business combinations are based on the projected income curves of the concessionaires for the remainder of the concession term, and these projections are reviewed annually.

(14)  SUPPLIERS

	Consolidated
	September 30, 2014	December 31, 2013
Current
System service charges	1,819	61,880
Energy purchased	1,545,908	1,300,598
Electricity network usage charges	124,697	91,603
Materials and services	174,167	338,524
Free energy	99,368	92,088
Total	1,945,959	1,884,693

Noncurrent
Materials and services	633	-

(15)  ACCRUED INTEREST ON LOANS AND FINANCING AND LOANS AND FINANCING

	Consolidated
	September 30, 2014				December 31, 2013
	Interest - Current and Noncurrent	Principal		Total	Interest - Current and Noncurrent	Principal		Total
		Current	Noncurrent			Current	Noncurrent
Measured at cost
Brazilian currency
Power increases	-	-	-	-	6	1,229	-	1,235
Investment	15,009	577,310	4,091,798	4,684,117	24,555	872,818	4,071,441	4,968,814
Property income	17	1,274	4,761	6,053	27	1,364	5,717	7,108
Financial institutions	101,891	262,853	1,388,664	1,753,408	128,752	560,121	1,520,231	2,209,104
Other	700	38,944	15,417	55,061	674	40,658	19,063	60,395
Total at Cost	117,617	880,381	5,500,641	6,498,639	154,013	1,476,190	5,616,452	7,246,656

Measured at fair value
Foreign currency
Financial institutions	10,066	107,401	2,955,253	3,072,719	15,213	42,307	1,906,739	1,964,259
Mark to Market	-	1,014	59,190	60,204	-	194	44,001	44,195
Total at fair value	10,066	108,415	3,014,443	3,132,923	15,213	42,501	1,950,740	2,008,454

Fundraising	-	(1,650)	(19,922)	(21,572)	-	(4,066)	(21,048)	(25,114)

Total	127,683	987,145	8,495,162	9,609,990	169,226	1,514,626	7,546,144	9,229,996

	Consolidated
Measured at amortized cost	September 30, 2014	December 31, 2013	Annual interest	Amortization	Collateral
Brazilian currency
Power increases
CPFL Renováveis
BNDES	-	1,235	TJLP + 3.1% to 4.3%	75 monthly installments from September 2007	CPFL Energia guarantee and Promissory Note

Investment
CPFL Paulista
FINEM IV	16,026	64,103	TJLP + 3.28% to 3.4%	60 monthly installments from January 2010	CPFL Energia guarantee and receivables
FINEM V	111,996	137,195	TJLP + 2.12% to 3.3%	72 monthly installments from February 2012	CPFL Energia guarantee and receivables
FINEM V	7,565	8,874	Fixed rate 8%	90 monthly installments from August 2011	CPFL Energia guarantee and receivables
FINEM V	47,818	53,481	Fixed rate 5.5%	96 monthly installments from February 2013	CPFL Energia guarantee and receivables
FINEM VI	257,665	284,373	TJLP + 2,06% to 3,08%	72 monthly installments from January 2014	CPFL Energia guarantee and receivables
FINEM VI	12,293	12,684	Fixed rate 2,5%	114 monthly installments from June 2013	CPFL Energia guarantee and receivables
FINEM VI	221,396	204,849	Fixed rate 2,5%	96 monthly installments from December 2014	CPFL Energia guarantee and receivables
FINAME	44,367	50,706	Fixed rate 4.5%	96 monthly installments from January 2012	CPFL Energia guarantee
CPFL Piratininga
FINEM III	6,680	26,719	TJLP + 3.28% to 3.4%	60 monthly installments from January 2010	CPFL Energia guarantee and receivables
FINEM IV	60,320	73,892	TJLP + 2.12% to 3.3%	72 monthly installments from February 2012	CPFL Energia guarantee and receivables
FINEM IV	2,439	2,861	Fixed rate 8%	90 monthly installments from August 2011	CPFL Energia guarantee and receivables
FINEM IV	24,867	27,812	Fixed rate 5.5%	96 monthly installments from February 2013	CPFL Energia guarantee and receivables
FINEM V	75,309	80,513	TJLP + 2,06% to 3,08%	72 monthly installments from January 2014	CPFL Energia guarantee and receivables
FINEM V	3,229	3,288	Fixed rate 2,5%	114 monthly installments from June 2013	CPFL Energia guarantee and receivables
FINEM V	55,095	48,237	Fixed rate 2,5%	96 monthly installments from December 2014	CPFL Energia guarantee and receivables
FINAME	21,038	24,044	Fixed rate 4.5%	96 monthly installments from January 2012	CPFL Energia guarantee
RGE
FINEM IV	10,201	40,805	TJLP + 3.28 to 3.4%	60 monthly installments from January 2010	CPFL Energia guarantee and receivables
FINEM V	67,792	83,046	TJLP + 2.12 to 3.3%	72 monthly installments from February 2012	CPFL Energia guarantee and receivables
FINEM V	18,343	20,516	Fixed rate 5.5%	96 monthly installments from February 2013	CPFL Energia guarantee and receivables
FINEM VI	137,653	157,318	TJLP + 2,06% to 3,08%	72 monthly installments from January 2014	CPFL Energia guarantee and receivables
FINEM VI	1,301	1,420	Fixed rate 2,5%	114 monthly installments from June 2013	CPFL Energia guarantee and receivables
FINEM VI	81,409	73,013	Fixed rate 2,5%	96 monthly installments from December 2014	CPFL Energia guarantee and receivables
FINAME	10,557	12,065	Fixed rate 4.5%	96 monthly installments from January 2012	CPFL Energia guarantee
FINAME	301	345	Fixed rate 10,0%	90 monthly installments from May 2012	Fiduciary alienation of assets
CPFLSanta Cruz
Bank credit note - Unibanco	1,487	3,159	TJLP + 2.9%	54 monthly installments from December 2010	CPFL Energia guarantee and receivables
FINEM	10,005	-	Fixed rate 6%	111 monthly installments from April 2015	CPFL Energia guarantee
FINEM	2,763	-	SELIC + 2,19%	72 monthly installments from April 2015	CPFL Energia guarantee
FINEM	6,412	-	TJLP + 2,19%	72 monthly installments from April 2015	CPFL Energia guarantee
CPFL Leste Paulista
Bank credit note - Unibanco	1,636	2,688	TJLP + 2,9%	54 monthly installments from June 2011	CPFL Energia guarantee and receivables
FINEM	2,313	-	Fixed rate 6%	111 monthly installments from April 2015	CPFL Energia guarantee
FINEM	1,002	-	SELIC + 2,19%	72 monthly installments from April 2015	CPFL Energia guarantee
FINEM	2,325	-	TJLP + 2,19%	72 monthly installments from April 2015	CPFL Energia guarantee
CPFL Sul Paulista
Bank credit note - Unibanco	1,772	2,911	TJLP + 2,9%	54 monthly installments from June 2011	CPFL Energia guarantee and receivables
FINEM	1,669	-	Fixed rate 6%	111 monthly installments from April 2015	CPFL Energia guarantee
FINEM	1,154	-	SELIC + 2,19%	72 monthly installments from April 2015	CPFL Energia guarantee
FINEM	2,678	-	TJLP + 2,19%	72 monthly installments from April 2015	CPFL Energia guarantee
CPFL Jaguari
Bank credit note - Unibanco	728	1,547	TJLP + 2,9%	54 monthly installments from December 2010	CPFL Energia guarantee and receivables
Bank credit note - Santander	2,034	2,136	TJLP + 3,1%	96 monthly installments from June 2014	CPFL Energia guarantee
Bank credit note - Santander	606	607	UMBNDES + 2.1%	96 monthly installments from June 2014	CPFL Energia guarantee
FINEM	2,614	-	Fixed rate 6%	111 monthly installments from April 2015	CPFL Energia guarantee
FINEM	911	-	SELIC + 2,19%	72 monthly installments from April 2015	CPFL Energia guarantee
FINEM	2,114	-	TJLP + 2,19%	72 monthly installments from April 2015	CPFL Energia guarantee
CPFL Mococa
Bank credit note - Unibanco	912	1,824	TJLP + 2,9%	54 monthly installments from January 2011	CPFL Energia guarantee and receivables
Bank credit note - Santander	2,617	2,747	TJLP + 3,1%	96 monthly installments from June 2014	CPFL Energia guarantee
Bank credit note - Santander	1,935	1,358	UMBNDES +1.99% to 2.1%	96 monthly installments from June 2014	CPFL Energia guarantee
Bank credit note - Santander	4,334	2,305	TJLP + 2,99%	96 monthly installments from October 2015	CPFL Energia guarantee
CPFL Serviços
FINAME	1,688	1,701	Fixed rate 2.5% to 5.5%	96 monthly installments from April 2012	CPFL Energia guarantee and equipment fiduciary alienation
FINAME	356	-	Fixed rate 6%	72 monthly installments from April 2016	CPFL Energia guarantee and equipment fiduciary alienation
FINAME	1,326	1,258	Fixed rate 6% to 10%	90 monthly installments from May 2012	CPFL Energia guarantee and equipment fiduciary alienation
FINAME	15,244	11,699	Fixed rate 2.5% to 5.5%	114 monthly installments from February 2013	CPFL Energia guarantee and equipment fiduciary alienation
FINAME	77	87	TJLP + 4,2%	90 monthly installments from May 2012	CPFL Energia guarantee and equipment fiduciary alienation
FINAME	2,863	-	Fixed rate 6%	90 monthly installments from November 2014	CPFL Energia guarantee and equipment fiduciary alienation
FINAME	59	-	Fixed rate 6%	96 monthly installments from June 2016	CPFL Energia guarantee and equipment fiduciary alienation
CERAN
BNDES	372,435	409,365	TJLP + 3,69%to5%	168 monthly installments from December 2005	Pledge of shares, credit and concession rights and revenue and CPFL Energia guarantee
BNDES	52,209	54,956	UMBNDES + 5% (1)	168 monthly installments from February 2006	Pledge of shares, credit and concession rights and revenue and CPFL Energia guarantee
CPFL Transmissão
FINAME	10,416	4,667	Fixed rate 3,0%	96 monthly installments from July 2015	CPFL Energia guarantee
CPFL Renováveis
FINEM I	328,979	352,830	TJLP + 1,95%	168 monthly installments from October 2009	PCH Holding a joint debtor, Letters of guarantee
FINEM II	29,449	31,997	TJLP + 1,90%,	144 monthly installments from June 2011	CPFL Energia guarantee, fiduciary alienation of assets and joint fiduciary assignment of credit rights
FINEM III	575,656	605,263	TJLP + 1,72%	192 monthly installments from May 2013	CPFL Energia guarantee, plegde of shares, fiduciary alienation of assets and joint fiduciary assignment of credit rights
FINEM V	104,552	113,106	TJLP + 2,8%to3,4%	143 monthly installments from December 2011	PCH Holding 2 and CPFL Renováveis debtor solidarity.
FINEM VI	75,149	76,673	TJLP + 2,05%	192 monthly installments from October 2013	CPFL Renováveis pledge of shares, pledge of receivables
FINEM VII	181,254	194,041	TJLP - 1,92%	156 monthly installments from October 2010	Pledge of shares, fiduciary alienation and equipment fiduciary alienation
FINEM VIII	48,446	50,811	TJLP + 2,02%	192 monthly installments from January 2014	Pledge of shares and Reserve Account of SPE Assignment of Receivables
FINEM IX	41,429	46,994	TJLP + 2,15%	120 monthly installments from May 2010	Pledge of shares, fiduciary alienation and equipment fiduciary alienation
FINEM X	902	1,108	TJLP	84 monthly installments from October 2010	Pledge of shares, fiduciary alienation and equipment fiduciary alienation
FINEM XI	129,511	138,101	TJLP + 1,87%to1,9%	168 monthly installments from January 2012	CPFL Energia guarantee, fiduciary alienation of assets and joint fiduciary assignment of credit rights
FINEM XII	340,251	336,782	TJLP + 2,18%	192 monthly installments from July 2014	CPFL Energia guarantee, fiduciary alienation of assets, joint fiduciary assignment of credit rights and pledge of shares
FINEM XIII	298,079	-	TJLP + 2,02%to2,18%	192 monthly installments from November 2014	Pledge of shares and equipaments, fiduciary alienation.
FINAME I	170,188	190,396	Fixed rate 5.5%	108 monthly installments from January 2012	CPFL Energia guarantee, fiduciary alienation of assets and fiduciary assignment of credit rights
FINAME II	27,402	31,168	Fixed rate 4.5%	102 monthly installments from June 2011	CPFL Energia guarantee, fiduciary alienation of assets and fiduciary assignment of credit rights
FINAME III	119,170	129,659	Fixed rate 2.5%	108 monthly installments from January 2014	Pledge of CPFL Renováveis shares Pledge of shares and Reserve Account of SPE Assignment of receivables
FINEP I	2,506	2,506	Fixed rate 3.5%	61 installments from October 2014	Bank Garantee
BNB	119,659	133,192	Fixed rate 9.5% to 10%	168 monthly installments from January 2009	Fiduciary alienation
BNB (f)	174,095	175,695	Fixed rate 10%	222 monthly installments from May 2010	CPFL Energia guarantee
BNB	33,014	-	Fixed rate 9.5%	228 monthly installments from July 2009	CPFL Energia guarantee, fiduciary alienation of assets and joint fiduciary assignment of credit rights
NIB	75,212	79,109	IGPM + 8,63%	Interest and principal quarterly paid started in June 2011 until September 2023	No guarantee
Bridge BNDES II	-	84,507	TJLP + 3,02%	1 installment in February 2014	Pledge of SPE shares
Bridge BNDES III	-	194,242	TJLP + 3,02%	1 installment in February 2014	Pledge of SPE shares
CPFL Brasil
FINEP	2,862	3,461	Fixed rate 5%	81 monthly installments from August 2011	Receivables

Purchase of assets
CPFL Serviços
FINAME	-	146	TJLP + 2,15%	36 monthly installments from March 2011	Fiduciary alienation of assets
FINAME	4,463	4,911	Fixed rate 2.5% to 8.7%	96 monthly installments from April 2012	Fiduciary alienation of assets and CPFL Energia guarantee
FINAME	1,589	2,051	TJLP + 1,72%	60 monthly installments from May 2012	CPFL Energia guarantee

Financial Institutions
CPFL Paulista
Banco do Brasil - Law 8727	-	4,648	IGP-M + 7.42%	240 monthly installments from May 1994	Receivables (CPFL Paulista and São Paulo Government)
Banco do Brasil - Working capital	108,396	105,124	107% of CDI	1 installment in April 2015	CPFL Energia guarantee
Banco do Brasil - Working capital (a)	71,806	133,334	98.50% of CDI	4 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (b)	-	95,704	99.00% of CDI	2 annual installments from March 2013	CPFL Energia guarantee
Banco do Brasil - Working capital (d)	282,839	261,334	104.90% of CDI	2 annual installments from July 2017	CPFL Energia guarantee
CPFL Piratininga
Banco do Brasil - Working capital (a)	6,604	12,263	98.5% of CDI	4 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (b)	-	12,282	99.0% of CDI	2 annual installments from March 2013	CPFL Energia guarantee
Banco do Brasil - Working capital (d)	49,780	45,995	104.90% of CDI	2 annual installments from July 2017	CPFL Energia guarantee
RGE
Banco do Brasil - Working capital (a)	31,050	57,656	98.5% of CDI	4 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (b)	-	35,338	99.0% of CDI	2 annual installments from March 2013	CPFL Energia guarantee
CPFL Santa Cruz
Banco do Brasil - Working capital (b)	-	4,340	99.0% of CDI	2 annual installments from March 2013	CPFL Energia guarantee
Banco do Brasil - Working capital (d)	37,335	34,496	104.90% of CDI	2 annual installments from July 2017	CPFL Energia guarantee
CPFL Leste Paulista
Banco do Brasil - Working capital (b)	-	11,156	99.0% of CDI	2 annual installments from March 2013	CPFL Energia guarantee
Banco IBM - Working capital	7,790	8,140	100.0% of CDI	14 semiannual installments from December 2012	CPFL Energia guarantee
Banco IBM - Working capital	27,205	-	CDI + 0,1%	12 semiannual installments from October 2014	CPFL Energia guarantee
Banco IBM - Working capital	7,703	-	CDI + 0,27%	12 semiannual installments from march 2015	CPFL Energia guarantee
CPFL Sul Paulista
Banco do Brasil - Working capital (b)	-	5,982	99.0% of CDI	2 annual installments from March 2013	CPFL Energia guarantee
Banco do Brasil - Working capital (d)	23,759	21,952	104.90% of CDI	2 annual installments from July 2017	CPFL Energia guarantee
CPFL Jaguari
Banco do Brasil - Working capital (b)	-	3,755	99.0% of CDI	2 annual installments from March 2013	CPFL Energia guarantee
Banco do Brasil - Working capital (d)	3,281	3,031	104.90% of CDI	2 annual installments from July 2017	CPFL Energia guarantee
Banco IBM - Working capital	16,288	16,615	100.0% of CDI	14 Semi-annual installments from December 2012	CPFL Energia guarantee
Banco IBM - Working capital	14,658	-	CDI + 0,1%	12 semiannual installments from October 2014	CPFL Energia guarantee
CPFL Mococa
Banco do Brasil - Working capital (b)	-	1,908	99.0% of CDI	2 annual installments from March 2013	CPFL Energia guarantee
Banco do Brasil - Working capital (d)	21,496	19,861	104.90% of CDI	2 annual installments from July 2017	CPFL Energia guarantee
Banco IBM - Working capital	5,285	5,392	100.0% of CDI	14 Semi-annual installments from December 2012	CPFL Energia guarantee
Banco IBM - Working capital	15,000	-	CDI + 0,27%	12 semiannual installments from March 2015	CPFL Energia guarantee
CPFL Serviços
Banco IBM - Working capital	7,025	7,325	CDI + 0,10%	11 semiannual installments from June 2013	CPFL Energia guarantee
CPFL Geração
Banco do Brasil - Working capital	618,901	628,828	107.0% of CDI	1 installment in April 2015	CPFL Energia guarantee
CPFL Renováveis
Banco Safra	28,507	27,713	CDI+ 0.4%	Annual installment until 2014	No guarantee
HSBC (e)	331,264	350,329	CDI + 0.5%	8 annual installment from June 2013	Shares alienation
Banco do Brasil - Promissory Note	-	144,428	108.5% of CDI	1 installment in January 2014	Shares alienation
Banco Itaú - Promissory Note	-	150,175	105% of CDI	Semi-annual until June 2014	No guarantee
CPFL Telecom
Banco IBM - Working capital	37,438	-	CDI + 0,18%	12 semiannual installments from August 2014	CPFL Energia guarantee

Other
Eletrobrás
CPFL Paulista	5,790	6,918	RGR + 6%to6,5%	monthly installments from August 2006	Receivables and promissory notes
CPFL Piratininga	276	390	RGR + 6%	monthly installments from August 2006	Receivables and promissory notes
RGE	10,268	11,834	RGR + 6%	monthly installments from August 2006	Receivables and promissory notes
CPFL Santa Cruz	1,744	2,173	RGR + 6%	monthly installments from January 2007	Receivables and promissory notes
CPFL Leste Paulista	800	961	RGR + 6%	monthly installments from February 2008	Receivables and promissory notes
CPFL Sul Paulista	874	1,072	RGR + 6%	monthly installments from August 2007	Receivables and promissory notes
CPFL Jaguari	45	58	RGR + 6%	monthly installments from June 2007	Receivables and promissory notes
CPFL Mococa	236	275	RGR + 6%	monthly installments from January 2008	Receivables and promissory notes
Other	35,029	36,713
Subtotal Brazilian Currency - Cost	6,498,639	7,246,656

Foreign Currency
Measured at fair value
Financial Institutions
CPFL Paulista
Bank of America Merrill Lynch	247,181	238,318	US$ + 3,69% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
Bank of America Merrill Lynch	369,178	352,685	US$ + Libor 3 months + 1.48% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
Bank of America Merrill Lynch	110,379	-	US$+Libor 3 months+1.70% (4)	1 installment in September 2018	CPFL Energia guarantee and promissory notes
Bank of Tokyo-Mitsubishi (b)	122,677	-	US$+Libor 3 months+0.80% (3)	4 semiannual installments from September 2017	CPFL Energia guarantee and promissory notes
Citibank	122,667	117,821	US$ + Libor 6 months + 1.77% (2)	1 installment in September 2016	CPFL Energia guarantee and promissory notes
Citibank	122,745	-	US$+Libor 3 months + 1.35% (4)	1 installment in March 2019	CPFL Energia guarantee and promissory notes
Mizuho Bank (c)	183,924	-	US$+Libor 3 months+1.55% (3)	3 semiannual installments from March 2018	CPFL Energia guarantee and promissory notes
Morgan Stanley	122,688	117,843	US$ + Libor 6 months + 1.75% (2)	1 installment in September 2016	CPFL Energia guarantee and promissory notes
Scotiabank	59,469	57,299	US$ + 3,3125% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
CPFL Piratininga
Citibank	19,656	18,878	US$ + Libor 6 months + 1.69%(2)	1 installment in August 2016	CPFL Energia guarantee and promissory notes
Citibank	153,644	-	US$ + Libor 6 monthss + 1.14% (2)	1 installment in January 2017	CPFL Energia guarantee and promissory notes
Citibank	122,745	-	US$ + Libor 3 months + 1.35% (4)	1 installment in March 2019	CPFL Energia guarantee and promissory notes
Santander	110,599	106,348	US$ + 2.58% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
Scotiabank	77,674	74,840	US$ + 3.3125% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
Sumitomo (b)	123,025	-	US$ + Libor 3 months + 1.35% (3)	1 installment in April 2018	CPFL Energia guarantee and promissory notes
RGE
Bank of Tokyo-Mitsubishi	44,229	42,252	US$ + Libor 3 months + 0.82%(3)	1 installment in April 2018	CPFL Energia guarantee and promissory notes
Bank of Tokyo-Mitsubishi	201,289	192,298	US$ + Libor 3 months + 0.83%(3)	1 installment in May 2018	CPFL Energia guarantee and promissory notes
Citibank	36,847	-	US$ + Libor 3 months + 1.25%(4)	2 annual installments from May 2018	CPFL Energia guarantee and promissory notes
Citibank	173,013	164,567	US$ + Libor 6 months + 1.45% (3)	1 installment in April 2017	CPFL Energia guarantee and promissory notes
J.P. Morgan	115,681	111,235	US$ + 2.64% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
CPFL Santa Cruz
J.P. Morgan	23,737	22,813	US$ + 2.38% (2)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
Santander	21,918	20,805	USD + 2.544% (3)	1 installment in June 2016	CPFL Energia guarantee and promissory notes

CPFL Leste Paulista
Citibank	-	11,226	US$ + Libor 6 months + 1.52%(2)	1 installment in September 2014	CPFL Energia guarantee and promissory notes
Scotiabank	30,191	29,037	US$ + 2.695% (2)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
CPFL Sul Paulista
Citibank	-	11,226	US$ + Libor 6 months + 1.52%(2)	1 installment in September 2014	CPFL Energia guarantee and promissory notes
J.P. Morgan	12,462	11,977	US$ + 2.38% (2)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
Santander	24,110	22,885	US$ + 2.544% (3)	1 installment in June 2016	CPFL Energia guarantee and promissory notes
Scotiabank	12,680	12,195	US$ + 2.695% (2)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
CPFL Jaguari
Citibank	-	10,284	US$ + Libor 6 months + 1.57%(2)	1 installment in August 2014	CPFL Energia guarantee and promissory notes
Santander	33,973	32,247	US$ + 2.544% (3)	1 installment in June 2016	CPFL Energia guarantee and promissory notes
Scotiabank	15,699	15,099	US$ + 2.695% (2)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
CPFL Mococa
Citibank	-	9,822	US$ + Libor 6 months + 1.52%(2)	1 installment in September 2014	CPFL Energia guarantee and promissory notes
Scotiabank	13,284	12,776	US$ + 2.695% (2)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
CPFL Geração
Citibank	-	147,482	US$ + Libor 6 months + 1.69% (2)	1 installment in August 2016	CPFL Energia guarantee and promissory notes
HSBC	245,356	-	US$+Libor 3 months + 1.30% (3)	1 installment in March 2017	CPFL Energia guarantee and promissory notes

Mark to market	60,204	44,195

Total Foreign Currency - fair value	3,132,923	2,008,454

Fundraising costs(*)	(21,572)	(25,114)

Total - Consolidated	9,609,990	9,229,996

The subsdiaries hold swaps converting the operating cost of currency variation to interest tax variation in reais, corresponding to :
(1) 176,19% of CDI	(3) 104,1% to 109% of CDI
(2) 99% to 104% of CDI	(4) 109,1% to 109,5% of CDI
Efective rate:
(a) 106% to 106,99% of CDI	(d) 109,47% of CDI
(b) 107% to 107,99% of CDI	(e) CDI + 0,73%
(c) 108,49% of CDI	(f) Fixed rate 10,57%

 (*) In accordance with CPC 08/IAS 39, this refers to the fundraising costs attributable to issuance of the respective debts.

In accordance with CPCs 38 and 39 and IAS 32 and 39, the Company and its subsidiaries classified their debts, as segregated in the tables above, as (i) other financial liabilities (or measured at amortized cost), and (ii) financial liabilities measured at fair value through profit and loss.

The objective of classification of financial liabilities measured at fair value is to compare the effects of recognition of income and expense derived from marking hedge derivatives to market, tied to the loans and financing, in order to obtain more relevant and consistent accounting information. At September 30, 2014, the total balance of the loans and financing measured at fair value was R$ 3,132,923 (R$ 2,008,454 at December 31, 2013).

Changes in the fair values of these loans and financing are recognized in the financial income (expense) of the subsidiaries. Losses of R$ 60,204 (R$ 44,195 at December 31, 2013), on marking the debts to market, less the gains of R$ 14,019 (R$ 18,080 at December 31, 2013), of marking to market the derivative financial instruments contracted as a hedge against foreign exchange variations (Note 32), results in a total net loss of R$ 46,185 (R$ 26,114 at December 31, 2013).

The maturities of the principal non-current balances of loans and financing are scheduled as follows:

Maturity	Consolidated
From October 1, 2015	144,386
2016	1,938,933
2017	1,315,615
2018	1,526,751
2019	1,541,293
2020 to 2024	1,418,969
2025 to 2029	532,698
2030 to 2034	17,326
Subtotal	8,435,972
Mark to market	59,191
Total	8,495,162

Main additions in the period:

Brazilian currency
		R$ thousand
Company	Bank / credit line	Total approved	Nine months of 2014 released	Released net of fundraising costs	Interest	Destination of the resources
Investment
CPFL Paulista	FINEM VI (a) (b)	790,000	26,969	26,969	Monthly	Subsidiary's investment plan
CPFL Piratininga	FINEM V (a) (b)	220,000	12,442	12,442	Monthly	Subsidiary's investment plan
RGE	FINEM VI (a) (b)	274,997	8,354	8,354	Monthly	Subsidiary's investment plan
CPFL Santa Cruz	FINEM (b)	25,360	19,050	19,050	Monthly	Subsidiary's investment plan
CPFL Leste Paulista	FINEM (b)	13,045	5,600	5,600	Monthly	Subsidiary's investment plan
CPFL Sul Paulista	FINEM (b)	12,280	5,460	5,460	Monthly	Subsidiary's investment plan
CPFL Jaguari	FINEM (b)	10,398	5,600	5,600	Monthly	Subsidiary's investment plan
CPFL Serviços	FINAME (b)	8,029	8,029	8,029	Monthly	Acquisition of electrical equipment and vehicules
CPFL Transmissão	FINAME (b)	23,824	5,740	5,740	Monthly	Acquisition of electrical equipment
CPFL Renováveis	BNB (b)	(c)	(c)	(c)	(c)	(c)
CPFL Renováveis	FINEM XIII	379,948	296,144	296,144	Monthly	Subsidiary's investment plan
Financial Institutions
CPFL Leste Paulista	Bank credit note - Banco IBM (b)	33,746	33,746	33,746	Semiannual	Reinforce working capital
CPFL Mococa	Banco IBM (b)	15,000	15,000	15,000	Semiannual	Reinforce working capital
CPFL Jaguari	Bank credit note - Banco IBM (b)	13,986	13,986	13,986	Semiannual	Reinforce working capital
CPFL Renováveis	Banco do Brasil - Promissory Note (b)	138,000	138,000	138,000	(d)	(d)
CPFL Telecom	Bank credit note - Banco IBM (b)	37,989	37,989	37,989	Semiannual	Reinforce working capital

(a)The outstanding balance was cancelled
(b)The agreement has no restrictive covenants
(c)The indirect subsidiary Rosa dos Ventos, purchased in February 2014, owned these operations, which are consolidated in the Company's financial statements as from March 2014.
(d)The outstanding balance of the promissory notes issued by the indirectly owned subsidiaries Atlântica I, Atlântica II, Atlântica IV and Atlântica V was settled in January 2014, using funds from a new issue under the same conditions.

Foreign currency
		R$ thousand
Company	Bank / credit line	Total approved	Nine months of 2014 released	Released net of fundraising costs	Interest	Destination of the resources
Instituições Financeiras:
CPFL Paulista	Bank of America Merrill Lynch - Law 4131/62	106,020	106,020	106,020	Quartely	Extend the debt profile
CPFL Paulista	Banco Tokyo-Mitsubishi - Law 4131/62	117,400	117,400	116,226	Quartely	Extend the debt profile
CPFL Paulista	Citibank - Law 4131/62	117,250	117,250	117,250	Quartely	Extend the debt profile
CPFL Paulista	Mizuho Bank - Law 4131/62	174,900	174,900	173,413	Quartely	Extend the debt profile
CPFL Piratininga	Citibank - Law 4131/62	151,875	151,875	151,875	Semmiannual	Extend the debt profile
CPFL Piratininga	Citibank - Law 4131/62	117,250	117,250	117,250	Quartely	Extend the debt profile
CPFL Piratininga	Sumitomo - Law 4131/62	110,275	110,275	109,448	Quartely	Reinforce working capital
RGE	Citibank - Law 4131/62	33,285	33,285	33,285	Quartely	Reinforce working capital
CPFL Geração	HSBC - Law 4131/62	232,520	232,520	232,520	Quartely	Extend the debt profile

Prepayment

CPFL Geração – Citibank - The maturity of the subsidiary CPFL Geração's foreign currency debt to Citibank, originally scheduled for August 2016, was settled in 2014.

RESTRICTIVE COVENANTS

The loan and financing agreements are subject to certain restrictive covenants and include clauses that require the Company and/or its subsidiaries to maintain certain financial ratios within pre-established parameters. Some loans contracted in 2014 have the clauses related to financial indicators, which are calculated half yearly in accordance with the Financial Statement of the company:

Foreign currency loans - Citibank, Tokyo – Mitsubishi Bank, Bank of America Merrill Lynch, Mizuho, Sumitomo and HSBC (Law 4.131) – half yearly measured based on Company’ financial statements

•         Net indebtedness to adjusted EBITDA – maximum of 3.75; and

•         Adjusted EBITDA to Net Financial Income - minimum of 2.25.

For purposes of determining covenants, the definition of EBITDA takes into consideration inclusion of the main regulatory assets and liabilities, it also takes into account proportional consolidation of its subsidiaries, associates and joint ventures (for both EBITDA and assets and liabilities) based on the interest directly or indirectly held by CPFL Energia.

FINEM XIII – CPFL Renováveis

•         Maintaining the Debt Service Coverage Ratio (cash balance for the previous year + cash generation for the current year) / debt service charge for the current year) at 1.3 or more during the effective term of the contract;

The details of the restrictive conditions for other debts are presented in the Financial Statements of December 31, 2013.

Company Management monitor these ratios systematically and constantly to ensure that the contractual conditions are complied with. Company Management believes that all the restrictive covenants and clauses for which the indicators are measured half yearly or annually have been adequately complied with in accordance with the latest base periods, September 30, 2014 and December 31, 2013, respectively.

(16)  ACCRUED INTEREST ON DEBENTURES AND DEBENTURES

		Consolidated
		September 30, 2014				December 31, 2013
		Current and noncurrent interest	Current	Noncurrent	Total	Current and noncurrent interest	Current	Noncurrent	Total
Parent Company
4th Issue	Single series	50,635	1,290,000	-	1,340,635	12,438	-	1,290,000	1,302,438
		50,635	1,290,000	-	1,340,635	12,438	-	1,290,000	1,302,438

CPFL Paulista
6th Issue	Single series	18,507	-	660,000	678,507	31,674	-	660,000	691,674
7th Issue	Single series	8,974	-	505,000	513,974	20,173	-	505,000	525,173
		27,481	-	1,165,000	1,192,481	51,847	-	1,165,000	1,216,847

CPFL Piratininga
3rd Issue	Single series	14,666	260,000	-	274,666	6,331	-	260,000	266,331
6th Issue	Single series	3,085	-	110,000	113,085	5,279	-	110,000	115,279
7th Issue	Single series	4,176		235,000	239,176	9,388		235,000	244,388
		21,927	260,000	345,000	626,927	20,998	-	605,000	625,998

RGE
6th Issue	Single series	14,021	-	500,000	514,021	23,995	-	500,000	523,995
7th Issue	Single series	3,021	-	170,000	173,021	6,791	-	170,000	176,791
		17,042	-	670,000	687,042	30,786	-	670,000	700,786

CPFL Santa Cruz
1st Issue	Single series	2,450	-	65,000	67,450	416	-	65,000	65,416

CPFL Brasil
2nd Issue	Single series	9,141	-	228,000	237,141	1,948	-	228,000	229,948

CPFL Geração
3rd Issue	Single series	14,892	264,000	-	278,892	6,429	-	264,000	270,429
4th Issue	Single series	-	-	-	-	5,809	-	680,000	685,809
5th Issue	Single series	43,778	-	1,092,000	1,135,778	9,329	-	1,092,000	1,101,329
6th Issue	Single series	5,667	-	460,000	465,667	16,254	-	460,000	476,254
7th Issue	Single series	32,153	-	635,000	667,153	-	-	-	-
8th Issue	Single series	1,777	-	71,277	73,055	-	-	-	-
		98,268	264,000	2,258,277	2,620,545	37,821	-	2,496,000	2,533,821

CPFL Renováveis
1st Issue - SIIF	1st to 12nd series	2,148	36,187	488,520	526,855	814	34,872	489,858	525,544
1st Issue - PCH Holding 2	Single series	51,325	8,700	149,492	209,517	32,177	-	158,193	190,370
1st Issue - Renováveis	Single series	19,385	21,500	408,500	449,385	5,065	-	430,000	435,065
2nd Issue - Renováveis	Single series	139	-	300,000	300,139	-	-	-	-
		72,997	66,387	1,346,512	1,485,896	38,056	34,872	1,078,051	1,150,979

Fund raising costs(*)		-	(1,268)	(30,670)	(31,938)	-	-	(34,832)	(34,832)

Total		299,939	1,879,120	6,047,119	8,226,178	194,311	34,872	7,562,219	7,791,402

 (*) In accordance with CPC 08/IAS 39, this refers to the fundraising costs attributable to issuance of the respective debts.

		Consolidated
		Issued	Annual Remuneration	Annual Effective rate	Amortization Conditions	Collateral
Parent Company
4th Issue	Single series	129.000	CDI + 0,40%	CDI + 0,51%	1 installment in May 2015	Unsecured

CPFL Paulista
6th Issue	Single series	660	CDI + 0,8% (2)	CDI + 0,87%	3 annual installments from July 2017	CPFL Energia guarantee
7th Issue	Single series	50,500	CDI + 0,83% (3)	CDI + 0,89%	4 annual installments from February 2018	CPFL Energia guarantee

CPFL Piratininga
3rd Issue	Single series	260	107% of CDI	108,23% of CDI	1 installment in April 2015	CPFL Energia guarantee
6th Issue	Single series	110	CDI + 0,8% (2)	CDI + 0,91%	3 annual installments from July 2017	CPFL Energia guarantee
7th Issue	Single series	23,500	CDI + 0,83% (2)	CDI + 0,89%	4 annual installments from February 2018	CPFL Energia guarantee

RGE
6th Issue	Single series	500	CDI + 0,8% (2)	CDI + 0,88%	3 annual installments from July 2017	CPFL Energia guarantee
7th Issue	Single series	17,000	CDI + 0,83% (3)	CDI + 0,88%	4 annual installments from February 2018	CPFL Energia guarantee

CPFL Santa Cruz
1st Issue	Single series	650	CDI + 1,4%	CDI + 1,52%	2 annual instalments from June 2017	CPFL Energia guarantee

CPFL Brasil
2nd Issue	Single series	2,280	CDI + 1,4%	CDI + 1,48%	2 annual instalments from June 2017	CPFL Energia guarantee

CPFL Geração
3rd Issue	Single series	264	107% of CDI	108,23% of CDI	1 installment in April 2015	CPFL Energia guarantee
4th Issue	Single series	6.800	CDI + 1,4%	CDI + 1,49%	2 annual instalments from June 2017	CPFL Energia guarantee
5th Issue	Single series	10,920	CDI + 1,4%	CDI + 1,48%	2 annual instalments from June 2017	CPFL Energia guarantee
6th Issue	Single series	46,000	CDI + 0,75% (1)	CDI + 0,75%	3 annual instalments from August 2018	CPFL Energia guarantee
7th Issue	Single series	63,500	CDI + 1,06%	CDI + 1,11%	1 installment in April 2019	CPFL Energia guarantee
8th Issue	Single series	1	IPCA + 5,86% (1)	103,33% of CDI	1 installment in April 2019	CPFL Energia guarantee

CPFL Renováveis
1st Issue - SIIF	1st to 12nd Series	432,299,666	TJLP + 1%	TJLP + 1% + 0,6%	39 consecutive semi-annual installments from 2009	Fiduciary alienation
1st Issue - PCH Holding 2	Single series	1,581	CDI + 1,6%	CDI + 1,8%	9 annual installments from June 2015	CPFL Renováveis guarantee
1st Issue - Renováveis	Single series	43,000	CDI + 1,7%	CDI + 1,82%	Annual installments from May 2015	BVP and PCH Holding fiduciary assigment of dividends
2st Issue - Renováveis	Single series	300,000	114,0% of CDI	115,43% of CDI	5 annual instalments from June 2017	Unsecured

The Company and its subsidiaries hold swaps that convert the prefixed component of interest on the operation to interest rate variation in reais, corresponding to:
(1) 100.15% to 106.9% of CDI			(3) 108% to 108.1% of CDI
(2) 107% to 107.9% of CDI

The maturities of the non-current balance of debentures are scheduled as follows:

Maturity	Consolidated
From October 1, 2015	18,093
2016	87,887
2017	1,186,496
2018	1,620,261
2019	1,776,785
2020 to 2024	1,230,625
2025 to 2029	126,971
Total	6,047,119

Main additions in the period:

CPFL Geração - 7th and 8th issues

The 7th and 8th single series of guaranteed unsecured debentures, not convertible into shares, were issued in May 2014, as described below:

(i) 7th issue: 63,500 debentures were issued, with a total value of R$ 635,000 (R$ 633,440 net of issuance costs).  The funds will be used to refinance the subsidiary's debts.   Interest will be paid half-yearly and the principal will be amortized in a single installment at maturity;

(ii)  8th issue: One (1) debenture was issued, with a total value of R$ 70,000 (R$ 68,873 net of issuance costs).  The funds will be invested in one of the subsidiary's projects. Interest will be paid annually and the principal will be amortized in a single installment at maturity;

CPFL Renováveis – 2nd issue

In 2014, a single series of 300,000 registered, book-entry, unsecured debentures, with a unit value of R$ 1,000 (one thousand reais), amounting to a total of R$ 300,000 (R$ 298,700 net of issuance costs) were subscribed and paid up by the subsidiary CPFL Renováveis. The principal will be paid annually from March 2017, with half-yearly interest from September 2014. The funds will be used to reinforce the working capital and for the investment plan of the subsidiary.

RESTRICTIVE COVENANTS

The debentures are subject to certain restrictive covenants, including clauses that require the Company and its subsidiaries to maintain certain financial ratios within pre-established parameters, calculated half-yearly. The details of these are shown in the December 31, 2013 financial statements.

Debenture issues in 2014 are subject to restrictive clauses in relation to the following financial ratios:

CPFL Geração - 7th and 8th issues

•         Net indebtedness to adjusted EBITDA – maximum of 3.75; and

•         Adjusted EBITDA to Net Financial Income  - minimum of 2.25.

The ratios will be measured, half yearly in the Company, from June 2015.

CPFL Renováveis – 2nd issue

Maintaining a Net Debt/EBITDA ratio of 6.0 or less in 2014, 5.6 in 2015, 4.6 in 2016 and 3.75 from 2017. The ratios will be measured yearly.

For purposes of determining covenants, the definition of EBITDA takes into consideration inclusion of the main regulatory assets and liabilities, it also takes into account proportional consolidation of its subsidiaries, associates and joint ventures (for both EBITDA and assets and liabilities) based on the interest directly or indirectly held by CPFL Energia.

The details of the restrictive covenants for the other debentures are presented in the December 31, 2013 Financial Statements.

Company Management monitors these ratios systematically and constantly to ensure that the conditions are complied with. Company Management believes that all the restrictive covenants and clauses for which the indicators are measured half yearly or annually have been adequately complied with in accordance with the latest base periods, September 30, 2014 and December 31, 2013, respectively.

(17)  POST-EMPLOYMENT BENEFIT OBLIGATION

The subsidiaries sponsor supplementary retirement and pension plans for their employees. The main characteristics of these plans are as follows:

I - CPFL Paulista

The plan currently in force for the employees of the subsidiary CPFL Paulista through Fundação CESP is a Mixed Benefit Plan, in the form, to October 31, 1997, of a Defined Benefit Plan (Proportional Supplementary Defined Benefit – BSPS), and after that date, adoption of a mixed variable contribution model for scheduled retirement and a defined benefit plan for benefits for risk (disability and death).

As a result of the Retirement Plan modification occurred in October 1997, a commitment calculated at the time by the external actuaries of Fundação CESP, was established by the subsidiary CPFL Paulista, which will be settled until 2027. Such commitment is annually adjusted at 6% p.a. and monetarily restated at the IGP-DI rate (FGV). At the end of each year, after appraisal by external actuaries, the balance of the commitment is adjusted to reflect the equilibrium of the equity of the Fundação CESP pension plans. The amount of the commitment at September 30, 2014 is
R$ 827,665 (R$ 840,602 at December 31, 2013). The premises and methodology used to calculate this commitment are in accordance with the standards of the National Complementary Welfare Superintendency - PREVIC and may not be consistent with those used for the actuarial liability in accordance with IAS 19 (2011). Therefore differs from the carrying amount of the post-employment benefit obligation, that is recorded by the subsidiary, in accordance with CPC 23 (R1) / IAS 19.

The subsidiary’s managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

II - CPFL Piratininga

The plan currently in force for the employees of the subsidiary CPFL Piratininga through Fundação CESP is a Supplementary Retirement and Benefit Plan (Plano de Suplementação de Aposentadorias e Pensão), in the form, to March 31, 1998, of a Defined Benefit Plan (Proportional Supplementary Defined Benefit – BSPS), and after that date, adoption of a Defined Benefit Plan and a variable contribution plan.

As a result of the Retirement Plan modification in September 1997, Eletropaulo Metropolitana El. São Paulo S.A. (Bandeirante’s predecessor) by the external actuaries of Fundação CESP, was established by the subsidiary CPFL Piratininga, which will be settled up to 2026.  Such commitment is annually adjusted at 6% p.a. and monetarily restated at the IGP-DI rate (FGV). At the end of each year, after appraisal by external actuaries, the balance of the commitment is adjusted to reflect the equilibrium of the equity of the Fundação CESP pension plans. The amount of the commitment at September 30, 2014 is R$ 212,231 (R$ 217,011 at December 31, 2013). The premises and methodology used to calculate this commitment are in accordance with the standards of the National Complementary Welfare Superintendency - PREVIC and may not be consistent with those used for the actuarial liability in accordance with IAS 19 (2011).  Therefore which differs from the carrying amount of the post-employment benefit obligation, that is recorded by the subsidiary, which is in accordance with CPC 33 (R1) / IAS 19.

 Managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

III - RGE

A defined benefit type plan, with a benefit level equal to 100% of the adjusted average of the most recent salaries, less the presumed Social Security benefit, with a Segregated Net Asset managed by ELETROCEEE. Only those whose work contracts were transferred from CEEE to RGE are entitled to this benefit. A defined benefit private pension plan was set up in January 2006 with Bradesco Vida e Previdência for employees admitted from 1997.

IV - CPFL Santa Cruz

The benefits plan of the subsidiary CPFL Santa Cruz, managed by BB Previdência - Fundo de Pensão do Banco do Brasil, is a defined contribution plan.

V - CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa e CPFL Jaguari

In December 2005, the companies joined the CMSPREV private pension plan, managed by IHPREV Pension Fund. The plan is structured as a defined contribution plan.

VI - CPFL Geração

The employees of the subsidiary CPFL Geração belong to the same pension plan as CPFL Paulista.

With the modification of the Retirement Plan, at that point maintained by CPFL Paulista, in October 1997, a commitment was recognized by the subsidiary CPFL Geração, calculated by the external actuaries of Fundação CESP to be settled to 2027. Such commitment is annually adjusted at 6% p.a. and monetarily restated at the IGP-DI rate (FGV). At the end of each year, after appraisal by external actuaries, the balance of the commitment is adjusted to reflect the equilibrium of the equity of the Fundação CESP pension plans. The amount of the commitment at September 30, 2014 is
R$ 17,046 (R$ 17,310 at December 31, 2013). The premises and methodology used to calculate this commitment are in accordance with the standards of the National Complementary Welfare Superintendency - PREVIC and may not be consistent with those used for the actuarial liability in accordance with IAS 19 (2011).  Therefore which differs from the carrying amount recorded by the subsidiary, which is in accordance with CPC 03 (R1) / IAS 19.

Managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

VII -   Changes in the defined benefit plans

The changes in the period in the net actuarial liability in accordance with CPC 33 (R1) are as follows:

	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Total
Net actuarial liabilities at of December 31, 2013	364,085	44,895	-	3,046	412,026
Expense (income) recognized in income statement	30,274	5,984	57	(192)	36,123
Sponsors' contributions transferred during the period	(64,772)	(18,947)	(1,339)	(5,180)	(90,238)
Actuarial loss	-	-	-	2,326	2,326
Effect of the limit on the assets to be accounted for	-	-	1,282	-	1,282
Net actuarial liabilities at of September 30, 2014	329,586	31,932	-	-	361,518
Other contributions	15,038	460	69	51	15,618
Total liabiliy	344,623	32,392	69	51	377,135

Current					81,493
Noncurrent					295,642

The income and expense recognized as operating cost in the actuary’s report are shown below:

	Nine months 2014
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Consolidado
Service cost	870	2,952	114	(33)	3,903
Interest on actuarial obligations	303,694	78,069	6,939	20,811	409,513
Expected return on plan assets	(274,290)	(75,036)	(7,095)	(20,971)	(377,392)
Effect of the limit on the assets to be accounted for	-	-	99	-	99
Total expense/(income)	30,274	5,984	57	(192)	36,123

	Nine months 2013
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Consolidado
Service cost	1,150	4,774	129	343	6,396
Interest on actuarial obligations	284,383	74,387	6,535	19,241	384,546
Expected return on plan assets	(249,133)	(66,017)	(6,273)	(18,223)	(339,646)
Effect of the limit on the assets to be accounted for	-	-	67	-	67
Total expense	36,400	13,144	458	1,361	51,363

The principal assumptions taken into consideration in the actuarial calculation were those considered in the December 31, 2013  and 2012 financial statements, as follows:

	December 31, 2013	December 31, 2012

Nominal discount rate for actuarial liabilities:	11.72% p.a.	8.78% p.a.
Nominal Return Rate on Assets:	11.72% p.a.	8.78% p.a.
Estimated Rate of nominal salary increase:	7.10% p.a.	6.69% p.a.
Estimated Rate of nominal benefits increase:	0.0% p .a.	0.0% p.a.
Estimated long-term inflation rate (basis for establishing nominal rates above)	5.00% p.a.	4.6% p.a.
General biometric mortality table:	AT-83	AT-83
Biometric table for the onset of disability:	Mercer Disability	Mercer Disability
Expected turnover rate:	0.3 / (Service time + 1)	0.3 / (Service time + 1)
Likelihood of reaching retirement age:	100% when a beneficiary of the Plan first becomes eligible	100% when a beneficiary of the Plan first becomes eligible

(18)  REGULATORY CHARGES

	Consolidated
	September 30, 2014	December 31, 2013
Fee for the use of water resources	2,058	1,590
Global reverse fund - RGR	15,993	15,983
ANEEL inspection fee	1,462	1,869
Energy development account - CDE	24,570	12,937
Total	44,083	32,379

(19)  TAXES AND SOCIAL CONTRIBUTIONS PAYABLE

	Consolidated
	September 30, 2014	December 31, 2013
Current
ICMS (State VAT)	244,842	117,895
PIS (Tax on Revenue)	14,115	10,156
COFINS (Tax on Revenue)	65,255	45,892
IRPJ (Corporate Income Tax)	48,145	62,771
CSLL (Social Contribution Tax)	16,079	29,659
PIS (REFIS)	4,100	4,100
COFINS (REFIS)	18,886	18,886
Other	21,567	28,704
Total	432,988	318,063

Noncurrent
PIS (REFIS)	2,732	5,807
COFINS (REFIS)	12,584	26,748
Total	15,315	32,555

(20)  PROVISION FOR TAX, CIVIL AND LABOR RISKS AND ESCROW DEPOSITS

	Consolidated
	September 30, 2014		December 31, 2013
	Provision for tax, civil and labor risks	Escrow Deposits	Provision for tax, civil and labor risks	Escrow Deposits
Labor
Various	123,476	88,187	119,707	80,516

Civil
Various	143,620	137,766	149,735	174,961

Tax
FINSOCIAL	27,074	76,609	25,682	73,633
Income Tax	117,698	822,402	128,332	779,899
Other	14,629	31,606	20,555	33,785
	159,401	930,618	174,568	887,318

Other	13,985	205	23,985	384

Total	440,481	1,156,776	467,996	1,143,179

The changes in the provisions for tax, civil and labor risks are shown below:

	Consolidated
	December 31, 2013	Addition	Reversal	Payment	Monetary Restatement	September 30, 2014
Labor	119,707	56,628	(22,632)	(41,450)	11,222	123,476
Civil	149,735	80,500	(20,289)	(83,391)	17,065	143,620
Tax	174,568	5,879	(26,058)	(2,196)	7,208	159,401
Other	23,985	-	(10,000)	-	-	13,985
	467,996	143,007	(78,979)	(127,037)	35,494	440,481

In 2014, the subsidiary CPFL Renováveis wrote off the receivable of R$ 10,000 in relation to the compensation arising from assessment of the fair value of contingent liabilities identified in the business combination of the indirectly-controlled subsidiary Bons Ventos, as a result of the maturity established in the sale agreement for the subsidiary.

The provisions for tax, civil and labor risks were based on assessment of the risks of losing litigation to which the Company and its subsidiaries are parties, where a loss is probable in the opinion of the external legal advisers and the Management of the Company and its subsidiaries.

Details of the provisions for tax, civil and labor risks and escrow deposits are presented in the financial statements of December 31, 2013.

Possible losses - the Company and its subsidiaries are parties to other suits and risks in which Management, supported by its external legal advisers, believes that the chances of a successful outcome are possible, due to a solid defensive position in these cases. Consequently, no provision has been established for these suits. It is not yet possible to predict the outcome of the courts’ decisions or any other decisions in similar proceedings considered probable or remote. The claims relating to possible losses, at September 30, 2014, were as follows: (i) R$ 387,827 labor (R$ 244,277 at December 31, 2013) related mainly to workplace accidents, risk premium, overtime, etc; (ii) R$ 409,924 civil, related mainly to bodily injury, environmental impacts and tariff increases (R$ 413,850 at December 31, 2013);  (iii) R$ 2,893,302 tax, related mainly to Income tax, ICMS, FINSOCIAL, PIS and COFINS (R$ 2,704,881 at December 31, 2013), one of the main issues is the deductibility of the expense recognized in 1997 in relation to the pension plan for employees of the subsidiary CPFL Paulista with Fundação CESP of R$ 1,000,098 (estimated), involving an escrow deposit of R$ 683,365; and (iv) R$ 28,842 regulatory at September 30, 2014 (R$ 27,628 at December 31, 2013).

The regulatory possible loss mainly relates to collection of the system service charge – ESS, in accordance with CNPE Resolution nº 03, of March 6, 2013, in which the subsidiaries and jointly-controlled subsidiaries of the Company obtained, through the Brazilian Association of Independent Producers of Electric Energy (Associação Brasileira dos Produtores Independentes de Energia Elétrica – APINE) and the Brazilian Clean Energy Generation Association (Associação Brasileira de Geração de Energia Limpa - ABRAGEL), an injunction suspending collection of the above-mentioned charge, leading the Company’s legal advisers to qualify the risk of loss as possible. The total risk amount is R$ 16,844, mainly related to the indirect subsidiaries CPFL Renováveis (R$ 11,631), Ceran (R$ 4,212) and Paulista Lajeado (R$ 911).

Based on the opinion of their external legal advisers, Management of the Company and its subsidiaries consider that the registered amounts represent recent forecast.

(21)  USE OF PUBLIC UTILITIES

	Consolidated
Companies	September 30, 2014	December 31, 2013	Number of remaining installments
CERAN	84,076	83,176	258

Current	3,911	3,738
Noncurrent	80,166	79,438

(22)  OTHER ACCOUNTS PAYABLE

	Consolidated

	Current		Noncurrent
	September 30, 2014	December 31, 2013	September 30, 2014	December 31, 2013
Consumers and concessionaires	54,485	43,804	-	-
Energy efficiency program - PEE	241,936	218,419	23,515	11,537
Research & Development - P&D	109,648	164,180	19,763	4,842
National scientific and technological development fund - FNDCT	1,859	1,966	-	-
Energy research company - EPE	929	982	-	-
Fund of reversal	-	-	17,750	17,750
Advances	75,964	34,879	6,023	-
Provision for socio-environmental costs and decommissioning of assets	-	-	44,590	34,471
Payroll	7,449	17,639	-	-
Profit sharing	31,447	36,601	4,171	4,171
Collections agreement	88,336	73,240	-	-
Guarantees	-	-	27,211	29,133
Tariff discounts - CDE	27,615	9,246	-	-
Account payable - bussiness combination	10,623	10,477	-	-
Other	65,367	52,095	1,774	1,981
Total	715,659	663,529	144,796	103,886

(23)  SHAREHOLDERS’ EQUITY

The shareholders’ interest in the Company’s equity at September 30, 2014 and December 31, 2013 are shown below:

	Number of shares
	September 30, 2014		December 31, 2013
Shareholders	Common shares	Interest %	Common shares	Interest %
BB Carteira Livre I FIA	288,569,602	29.99	288,569,602	29.99
Caixa de Previdência dos Funcionários do Banco do Brasil - Previ	477,700	0.05	487,700	0.05
Camargo Correa S.A.	837,860	0.09	837,860	0.09
ESC Energia S.A.	234,092,930	24.33	234,092,930	24.33
Bonaire Participações S.A.	1,200,000	0.12	6,308,790	0.66
Energia São Paulo FIA	141,929,430	14.75	136,820,640	14.22
Fundação Petrobras de Seguridade Social - Petros	1,759,900	0.18	1,759,900	0.18
Fundação Sistel de Seguridade Social	19,500	0.00	19,500	0.00
BNDES Participações S.A.	64,842,768	6.74	64,842,768	6.74
Antares Holdings Ltda.	16,039,720	1.67	16,039,720	1.67
Brumado Holdings Ltda.	34,502,100	3.59	34,502,100	3.59
Members of the Board of Directors	800	0.00	-	-
Members of Executive Board	102,300	0.01	102,350	0.01
Other shareholders	177,899,650	18.49	177,890,400	18.49
Total	962,274,260	100.00	962,274,260	100.00

Details of the items included in shareholders’ equity are described in the financial statements of December 31, 2013.

23.1 - Change in capital - controlling shareholder

On June 28, 2014, the shareholder Bonaire Participações S.A. issued a Notice to Shareholders to communicate the approval of a reduction of R$ 206,541 in its capital, with no cancellation of shares. The shareholders were reimbursed as follows: (i) R$ 171,339 in cash, (ii) R$ 35,202 by delivery of 5,108,790 (five million, one hundred and eight thousand seven hundred and ninety) Company´s common shares not tied to the Company's shareholders' agreement, which were held by Bonaire.

The period for creditors to oppose this transaction started on June 30, 2014 and ended on August 29, 2014.

23.2 - Dividends:

As decided in the AGM/EGM held on April 29, 2014, the Company registered a dividend payable of R$ 567,802 in relation to the second half-year of 2013, of which R$ 565,631 had been paid by September 30, 2014. Additionally, pursuant to the bylaws and based on profit and loss for the first semester of 2014, on August 27, 2014, Company Management approved the declaration of an interim dividend of R$ 422,195, attributing a value of R$ 0.438746730 to each share, payable on October 1, 2014.

(24)  EARNINGS PER SHARE

Earnings per share – basic and diluted

Basic and diluted earnings (loss) per share for the quarters and nine months ended at September 30, 2014 and 2013 are calculated by dividing the net income attributable to controlling shareholders by the average weighted number of common shares outstanding in the periods presented. Specifically in the case of diluted earnings per share, the dilutive effects of potential convertible notes are taken into account, as shown below:

	3rd quarter 2014	Nine months 2014	3rd quarter 2013	Nine months 2014
Numerator
Net income attributable to controlling shareholders	96,041	437,171	351,813	636,489
Denominator
Weighted average shares outstanding during the year	962,274,260	962,274,260	962,274,260	962,274,260
Net income per share - basic	0.10	0.45	0.37	0.66

Numerator
Net income attributable to controlling shareholders	96,041	437,171	351,813	636,489
Dilutive effect of convertible debentures of subsidiary CPFL Renováveis (*)	(9,190)	(10,142)	(7,623)	(8,927)
Net income attributable to the Controlling Shareholders	86,851	427,030	344,190	627,561

Denominator
Weighted average shares outstanding during the year	962,274,260	962,274,260	962,274,260	962,274,260
Net income per share - diluted	0.09	0.44	0.36	0.65

(*) Proportional to the Company’s percentage interest in each period in the subsidiary

The dilutive effect of the numerator in calculation of diluted earnings (losing) per share takes into account the dilutive effects of the debentures convertible into shares issued by subsidiaries of the indirectly controlled entity CPFL Renováveis. Calculation of the effects was based on the assumption that these debentures would be converted into common shares of the subsidiary at the beginning of each year.

(25)  OPERATING REVENUE

	Consolidated
	2014		2013
Revenue from Eletric Energy Operations	3rd quarter	Nine months	3rd quarter	Nine months
Consumer class
Residential	1,626,033	4,761,547	1,349,604	4,305,308
Industrial	995,438	2,818,314	912,176	2,696,738
Commercial	834,907	2,497,042	681,932	2,202,560
Rural	134,368	359,405	104,459	308,975
Public administration	117,728	341,688	99,190	300,986
Public lighting	83,343	229,456	68,830	215,838
Public services	147,162	416,478	119,455	362,129
(-) Adjustment of excess and surplus revenue of reactive	(19,425)	(60,716)	(17,548)	(40,581)
Billed	3,919,553	11,363,213	3,318,098	10,351,953
Unbilled (net)	21,949	46,217	93,252	53,704
Emergency charges - ECE/EAEE	1	1	1	(256)
Reclassification to network usage charge - TUSD - captive consumers	(1,355,686)	(3,991,469)	(1,176,830)	(4,067,933)
Electricity sales to final consumers	2,585,817	7,417,962	2,234,521	6,337,468

Furnas Centrais Elétricas S.A.	119,506	358,323	110,565	327,951
Other concessionaires and licensees	485,880	1,194,153	424,995	1,367,455
Current electric energy	303,737	718,086	41,843	175,189
Electricity sales to wholesaler´s	909,123	2,270,563	577,403	1,870,595

Revenue due to network usage charge - TUSD - captive consumers	1,355,686	3,991,469	1,176,830	4,067,933
Revenue due to network usage charge - TUSD - free consumers	246,682	728,299	227,541	737,485
(-) Adjustment of revenue surplus and excess responsive	(3,848)	(13,351)	(4,048)	(10,348)
Revenue from construction of concession infrastructure	230,253	636,053	235,266	753,092
Resources provided by the Energy Development Account - CDE	194,061	569,358	173,260	451,404
Other revenue and income	93,693	396,854	96,926	253,353
Other operating revenues	2,116,527	6,308,683	1,905,775	6,252,919
Total gross revenues	5,611,467	15,997,208	4,717,699	14,460,982

Deductions from operating revenues
ICMS	(772,607)	(2,253,542)	(643,516)	(2,090,531)
PIS	(83,299)	(234,007)	(67,184)	(203,902)
COFINS	(383,701)	(1,078,243)	(309,537)	(939,344)
ISS	(1,927)	(5,229)	(1,341)	(3,762)
Global reversal reserve - RGR	(593)	(1,769)	(562)	(295)
Fuel consumption account - CCC	-	-	-	(34,432)
Energy development account - CDE	(73,711)	(197,866)	(38,812)	(116,437)
Research and development and energy efficiency programs	(29,267)	(88,733)	(28,601)	(83,910)
PROINFA	(24,387)	(74,839)	(26,022)	(72,709)
Emergency charges - ECE/EAEE	(1)	(1)	(1)	255
IPI	-	(10)	(9)	(32)
	(1,369,492)	(3,934,240)	(1,115,584)	(3,545,098)
Net revenue	4,241,976	12,062,968	3,602,115	10,915,884

	Consolidated
	2014		2013
Revenue from eletric energy operations - in GWh (*)	3rd quarter	Nine months	3rd quarter	Nine months
Consumer class
Residential	3,964	12,325	3,798	11,477
Industrial	3,551	10,524	3,722	10,999
Commercial	2,162	6,973	2,052	6,541
Rural	598	1,718	552	1,525
Public administration	302	949	295	911
Public lighting	412	1,213	403	1,184
Public services	462	1,402	453	1,363
Billed	11,451	35,103	11,275	34,001
Own comsuption	8	25	8	26
Electricity sales to final consumers	11,459	35,128	11,283	34,027

Furnas Centrais Elétricas S.A.	763	2,263	763	2,263
Other concessionaires and licensees	2,519	6,840	2,479	8,058
Current electric energy	796	1,718	353	826
Electricity sales to wholesaler´s	4,078	10,821	3,596	11,148
(*) Information not reviewed by the independent auditors

	Consolidated
Number of consumers (*)	September 30, 2014	September 30, 2013
Consumer class
Residential	6,691,946	6,467,170
Industrial	57,602	58,659
Commercial	486,163	491,627
Rural	246,361	245,614
Public Administration	50,408	49,160
Public Lighting	9,874	9,487
Public Services	8,172	7,908
Total	7,550,526	7,329,625
(*) Information not reviewed by the independent auditors

In accordance with ANEEL’s Order 4,097 of December 30, 2010, concerning the basic procedures for preparation of the financial statements, the energy distribution subsidiaries reclassified part of the amount related to revenue from under the heading “Electricity sales to final consumers”, Commercialization activities, to “Other operating revenues”, Distribution activities, under the heading “Revenue from Network Usage Charge - TUSD captive consumers”.

25.1 - Adjustment of surplus and excess reactive power

The tariff regulation procedure (Proret), approved by ANEEL Resolution n° 463 of November 22, 2011, determined that income received as a result of excess demand and surplus reactive power, from the contractual tariff review date for the 3rd periodic tariff review cycle, should be accounted for as special obligations and would be amortized from the next tariff review.

In accordance with ANEEL Order nº 4991, of December 29, 2011, relating to the basic procedures for preparation of the financial statements, the electric energy subsidiaries adjusted income from adjustment of excess and surplus reactive power, reducing the accounts of “Electric energy supply” and “Tariff for the Use of the Distribution System – TUSD free consumers” as a reduction of intangible assets (“Special Obligations”).

On February 7, 2012, the Brazilian Association of Electric Energy Distributors (Associação Brasileira de Distribuidores de Energia Elétrica - ABRADEE) succeeded in suspending the effects of Resolution 463.  Consequently, the request for advance final relief was granted and the order to account for income from excess demand and surplus reactive power as special obligations was suspended.  The suspensive effect applied  for by ANEEL in its interlocutory appeal was granted in June 2012 and the advance relief originally granted in favor of ABRADEE was suspended.  The subsidiaries are awaiting the court’s decision on the final treatment of this income. At September 30, 2014, a provision for these amounts is registered under Special Obligations, in accordance with CPC 25 and IAS 37, and shown net in the intangible asset of concession.

25.2 Periodic Tariff Review (“RTP”) and Annual Tariff Adjustment (“RTA”)

The details of the tariff adjustments of the distributors are shown below:

		2014		2013
Company	Month	Annual Tariff Review - RTA	Effect perceived by consumers (a)	Annual Tariff Review - RTA	Effect perceived by consumers (a)
CPFL Paulista	April	17.18%	17.23%	5.48%	6.18%
CPFL Piratininga	October (b)	19.73%	22.43%	7.42%	6.91%
RGE	June	21.82%	22.77%	-10.32%	-10.64%
CPFL Santa Cruz	February	14.86%	26.00%	9.32%	-0.94%
CPFL Leste Paulista	February	-7.67%	-5.32%	6.48%	3.36%
CPFL Jaguari	February	-3.73%	3.70%	2.71%	2.68%
CPFL Sul Paulista	February	-5.51%	43.00%	2.27%	2.21%
CPFL Mococa	February	-2.07%	-9.53%	7.00%	5.10%

(a)     Represents the average effect perceived by consumers as a result of elimination from the tariff base of financial components added in the previous tariff adjustment (not reviewed by the independent auditors).

(b)     As mentioned in Note 35.1, the annual tariff adjustment for the subsidiary CPFL Piratininga occurred in October 2014.

25.3 Extraordinary Tariff Review (“RTE”)

In order to encompass the effects of Provisional Measure 579/2012, (converted into Law 12783 in January 2013) – Extension of the concessions and other topics of interest, ANEEL ratified the result of the 2013 Extraordinary Tariff Review (“RTE”), applied for consumption from January 24, 2013. The extraordinary review encompassed the electric energy quotas of the generation plants that renewed their concession contracts. The total energy produced by these plants was divided into quotas for the distributors. The effects of the elimination of the Global Reversal Reserve - RGR and Fuel Consumption Account - CCC, the reduction in the Energy Development Account - CDE and the decrease in the transmission costs were also computed. This RTE has no impact on the net profit or loss.  ANEEL ratified the result of the 2013 extraordinary review for the distribution subsidiaries with the following resolutions. The average effects for the distributors’ consumers were:

Distributors	Resolution n°	Consumer's perception (*)
CPFL Paulista	1,433	-20.42%
CPFL Piratininga	1,424	-26.70%
RGE	1,411	-22.81%
CPFL Santa Cruz	1,452	-23.72%
CPFL Jaguari	1,450	-25.33%
CPFL Mococa	1,451	-24.38%
CPFL Leste Paulista	1,449	-26.42%
CPFL Sul Paulista	1,453	-23.83%

(*)Information not reviewed by the independent auditors

25.4 – Resources provided by the Energy Development Account - CDE

Provisional Measure 579, of September 11, 2012 (converted into Law 12783 of January 11, 2013) determined that the resources related to the low income subsidy, as well as other tariff discounts should be fully subsidized by resources from the CDE. Income of R$ 569,382 was recorded in the nine months of 2014 (R$ 451,404 in the nine months of 2013), R$ 57,174 for the low income subsidy (R$ 52,005 in the nine months of 2013) and R$ 512,208 for other tariff discounts
(R$ 399,399 in the nine months of 2013), set against accounts receivable – Resources provided by the CDE/CCEE (Note 10) and payable accounts - Resources provided by the CDE (Note 22).

(26)  COST OF ELECTRIC ENERGY

	2014		2013
Electricity purchased for resale	3rd quarter	Nine months	3rd quarter	Nine months
Itaipu Binacional	345,929	1,018,014	347,926	959,185
Current Electric Energy	143,957	2,359,607	180,113	521,590
PROINFA	66,849	198,699	56,954	176,764
Energy purchased of bilateral contracts and through action in the regulated market	2,477,523	6,561,024	1,592,942	5,125,278
Resources provided by the energy development account - CDE/CCEE	(205,400)	(2,180,110)	(225,763)	(720,870)
Credit of PIS and COFINS	(250,895)	(718,227)	(178,012)	(553,197)
Subtotal	2,577,963	7,239,007	1,774,160	5,508,749

Electricity Network Usage Charge
Basic Network Charges	211,696	506,516	146,435	411,282
Transmission from Itaipu	10,491	27,798	8,900	26,027
Connection Charges	11,205	33,699	10,935	33,467
Charges of Use of the Distribution System	8,283	24,197	6,879	22,115
System Service Charges - ESS	(152,096)	(151,320)	153,670	474,767
Reserve Energy charges	-	10,898	(2,597)	33,161
Resources provided by the energy development account - CDE	-	(12)	(132,422)	(460,059)
Credit of PIS and COFINS	(6,687)	(37,278)	(17,360)	(47,145)
Subtotal	82,893	414,499	174,440	493,615

Total	2,660,856	7,653,506	1,948,600	6,002,363

	Consolidated
	2014		2013
Electricity purchased for resale - in GWh (*)	3rd quarter	Nine months	3rd quarter	Nine months
Itaipu Binacional	2,630	7,783	2,740	8,039
Current Electric Energy	446	4,115	713	2,202
PROINFA	267	749	261	734
Energy purchased of bilateral contracts and through action in the regulated market	11,108	31,293	10,386	32,261
Total	14,451	43,940	14,100	43,236
(*) Information not reviewed by the independent auditors

26.1 Resources provided by the CDE/CCEE – Law 12783/2013, Decree 7945/2013, 8203/2014 and 8221/2014

As mentioned in Note 27.1 to the December 31, 2013 financial statements, the Law 12783/2013 and Decree 7945/2013, amended by Decree 8203/2014 and further Decree 8221/2014, which made certain changes in relation to contracting of energy and the objectives of the Energy Development Account - CDE sector charge and also introduced (i) the passthrough of CDE funds to the distribution concessionaires in relation to hydrological risk, involuntary exposure, energy security - ESS and CVA  ESS and Energy costs for the period of 2013 and January 2014, and (ii)  passthrough to the distribution concessionaires of costs related to involuntary exposure and output of the thermoelectric plants through the Electric Energy Commercialization Chamber - CCEE from February 2014. Additionally, Order 3998 of September 30, 2014 included the hydrological risk of the renewed energy quotas as involuntary exposure, from July 2014.

In the nine months of 2014 a total amount of R$ 2,180,122 was recognized as a result of these regulations (R$ 1,180,929 in the nine months of 2013).

The effects of these items were registered as a reduction of the cost of electric energy under resources provided by the CDE/CCEE, set against other credits under “Receivables from resources provided by the Energy Development Account - CDE/CCEE” (Note 10), in accordance with CPC 07 / IAS 20 Government Grants and Assistance.

The following table summarizes the resources provided by the CDE/CCEE per distributor controlled by the Company, recognized in the nine months of 2014 and 2013.

	Nine months 2014
	Electricity purchased for resale				Electricity network usage charge		Total
	Involuntary exposure	Quotas and hydrological risk	Electricity purchased - regulated market	Electricity purchased - tariff review (*)	System service charges - ESS	System service charges - ESS - tariff review (*)
CPFL Paulista	726,024	(6,241)	236,075	-	6	-	955,864
CPFL Piratininga	390,313	(357)	318,252	-	2	-	708,210
CPFL Santa Cruz	61,393	(17)	19,751	-	1	-	81,128
CPFL Leste Paulista	6,576	(8)	-	-	-	-	6,568
CPFL Sul Palista	6	(7)	200	-	-	-	199
CPFL Jaguari	142	(48)	320	-	-	-	414
CPFL Mococa	-	(5)	-	-	-	-	(5)
RGE	389,209	(98)	38,630	-	3	-	427,744
Total	1,593,573	(6,781)	593,318	-	12	-	2,180,122

	Nine months 2013
	Electricity purchased for resale				Electricity network usage charge		Total
	Involuntary exposure	Quotas and hydrological risk	Electricity purchased - regulated market	Electricity purchased - tariff review (*)	System service charges - ESS	System service charges - ESS - tariff review (*)
CPFL Paulista	122,407	18,111	-	327,252	215,365	44,207	727,343
CPFL Piratininga	53,721	1,175	-	166,938	88,160	(122)	309,872
CPFL Santa Cruz	8,682	(9)	-	-	15,116	-	23,790
CPFL Leste Paulista	-	0	-	-	5,891	-	5,891
CPFL Sul Palista	-	(2)	-	-	3,617	-	3,615
CPFL Jaguari	97	167	-	-	4,542	-	4,805
CPFL Mococa	-	(2)	-	-	2,590	-	2,588
RGE	20,172	9	-	2,153	72,138	8,553	103,024
Total	205,078	19,449	-	496,343	407,420	52,638	1,180,929

 (*) In the tariff review of April 2013 for the subsidiary CPFL Paulista, through Order 1144/2013, ANEEL granted full coverage of the positive balances of CVA calculated on energy purchased and the ESS charge for 2012, as well as positive amounts of the CVA for energy purchased in the availability auction, in the accrual period of January 2013.

In addition to the CDE contributions, the distribution subsidiaries are receiving, via the CCEE, the financial excess of the Energy Reserve Account - CONER, regulated by REN 613/2014. The amount of R$ 206,975 is registered under "System service charge – ESS" in 2014.

(27)  OPERATING COSTS AND EXPENSES

	Parent company
	Operating Expenses
	General
	2014		2013
	3rd quarter	Nine months	3rd quarter	Nine months
Personnel	4,313	12,340	4,408	10,934
Materials	6	10	14	19
Outside Services	650	3,025	658	3,049
Depreciation and Amortization	43	130	18	53
Other:	795	1,618	817	2,721
Leases and Rentals	36	104	32	95
Publicity and Advertising	23	151	343	1,013
Legal, Judicial and Indemnities	390	556	349	1,018
Donations, Contributions and Subsidies	292	622	126	500
Other	54	186	(33)	94
Total	5,806	17,123	5,915	16,775

	Consolidated
	3rd quarter
			Services rendered to third parties		Operating expenses						Total
	Operating costs				Sales		General		Other
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Personnel	129,918	110,089	1	-	28,083	28,314	55,358	47,235	-	-	213,360	185,638
Employee pension plans	12,045	10,302	-	-	-	-	-	-	-	-	12,045	10,302
Materials	28,160	21,451	72	284	1,267	1,145	1,819	1,837	-	-	31,318	24,718
Outside services	43,013	45,560	666	510	25,798	24,683	57,544	43,087	-	-	127,021	113,840
Depreciation and amortization	186,595	165,747	-	-	7,927	8,214	18,886	15,767	-	-	213,407	189,727
Costs related to infrastructure construction	-	-	230,253	235,266	-	-	-	-	-	-	230,253	235,266
Other	13,434	11,635	(3)	(3)	30,565	28,947	38,419	43,754	85,984	50,317	168,399	134,650
Collection charges	-	-	-	-	13,800	12,805	-	-	-	-	13,800	12,805
Allowance for doubtful accounts	-	-	-	-	14,773	14,029	-	-	-	-	14,773	14,029
Leases and rentals	7,233	6,297	-	-	-	4	2,566	3,610	-	-	9,800	9,910
Publicity and advertising	185	131	-	-	8	35	4,199	4,179	-	-	4,391	4,345
Legal, judicial and indemnities	-	-	-	-	-	-	28,869	34,937	-	-	28,869	34,937
Donations, contributions and subsidies	-	-	-	-	1,645	1,993	945	585	-	-	2,590	2,577
Inspection fee	-	-	-	-	-	-	-	-	4,815	7,059	4,815	7,059
Loss/(Gain) on disposal and decommissioning and other on noncurrent assets	-	-	-	-	-	-	-	-	7,629	(30,268)	7,629	(30,268)
Intangible of concession amortization	-	-	-	-	-	-	-	-	73,541	73,525	73,541	73,525
Financial compensation for water resources utilization	3,396	3,292	-	-	-	-	-	-	-	-	3,396	3,292
Other	2,619	1,916	(3)	(3)	339	82	1,840	443	-	-	4,796	2,438
Total	413,163	364,785	230,989	236,057	93,640	91,304	172,027	151,680	85,984	50,317	995,803	894,143

	Consolidated
	Nine months
			Services rendered to third parties		Operating expenses						Total
	Operating costs				Sales		General		Other
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Personnel	386,720	320,925	2	-	81,546	81,324	157,269	146,342	-	-	625,537	548,591
Employee pension plans	36,123	51,363	-	-	-	-	-	-	-	-	36,123	51,363
Materials	78,853	69,978	523	1,079	3,333	3,116	5,412	5,105	-	-	88,121	79,277
Outside services	121,762	131,560	1,739	1,504	81,399	78,252	167,691	147,217	-	-	372,591	358,532
Depreciation and amortization	552,410	497,714	-	-	24,154	25,206	55,143	43,225	-	-	631,706	566,145
Costs related to infrastructure construction	-	-	636,053	753,092	-	-	-	-	-	-	636,053	753,092
Other	40,592	31,502	(7)	(7)	107,443	111,135	135,391	411,299	267,037	232,122	550,455	786,052
Collection charges	-	-	-	-	40,370	39,184	-	-	-	-	40,370	39,184
Allowance for doubtful accounts	-	-	-	-	61,005	64,603	-	-	-	-	61,005	64,603
Leases and rentals	21,929	19,435	-	-	-	10	9,697	9,022	-	-	31,625	28,467
Publicity and advertising	560	247	-	-	90	189	11,230	9,806	-	-	11,880	10,242
Legal, judicial and indemnities	-	-	-	-	-	-	108,304	366,346	-	-	108,304	366,346
Donations, contributions and subsidies	-	-	-	-	4,890	6,040	2,985	2,745	-	-	7,875	8,785
Inspection fee	-	-	-	-	-	-	-	-	16,041	21,182	16,041	21,182
Loss/(Gain) on disposal and decommissioning and other on noncurrent assets	-	-	-	-	-	-	-	-	31,170	(12,008)	31,170	(12,008)
Intangible of concession amortization	-	-	-	-	-	-	-	-	219,025	222,946	219,025	222,946
Financial compensation for water resources utilization	9,916	7,791	-	-	-	-	-	-	-	-	9,916	7,791
Other	8,186	4,029	(7)	(7)	1,089	1,111	3,175	23,379	800	2	13,243	28,514
Total	1,216,460	1,103,040	638,310	755,668	297,875	299,034	520,905	753,189	267,037	232,122	2,940,586	3,143,053

(28)  FINANCIAL INCOME AND EXPENSES

	Parent company				Consolidated
	2014		2013		2014		2013
	3rd quarter	Nine months	3rd quarter	Nine months	3rd quarter	Nine months	3rd quarter	Nine months
Financial Income
Income from financial investments	34,189	86,666	33,900	39,595	114,279	322,483	111,939	206,254
Arrears of interest and fines	-	-	-	2	36,035	108,056	33,722	110,276
Restatement of tax credits	-	1,456	227	1,133	6,057	15,903	2,405	6,813
Restatement of escrow deposits	7	7	125	448	16,039	56,991	8,870	26,992
Monetary and exchange adjustment	-	-	-	-	1,050	45,138	5,204	22,559
Adjustment to expected cash flow (note 9)	-	-	-	-	(20,824)	48,777	-	-
Discount on purchase of ICMS credit	-	-	-	-	1,212	3,359	5,788	14,752
PIS and COFINS on insterest on shareholders' equity	-	-	-	(6,702)	-	-	-	(6,702)
Other	1,278	2,756	653	3,254	16,839	47,466	14,630	47,739
Total	35,474	90,887	34,906	37,729	170,686	648,172	182,558	428,682

Financial Expense
Debt charges	(37,371)	(105,013)	(35,231)	(48,138)	(396,355)	(1,135,388)	(371,300)	(923,209)
Monetary and exchange variations	(32)	(28)	(126)	(584)	(96,307)	(226,275)	(27,916)	(101,189)
Adjustment to expected cash flow (note 9)	-	-	-	-	-	-	(16,544)	(113,115)
Interest and fines on taxes	-	-	-	-	-	-	485	(60,007)
(-) Capitalized borrowing costs	-	-	-	-	2,009	16,286	17,028	46,042
Public utilities	-	-	-	-	(553)	(7,495)	(2,785)	(7,686)
Other	(1)	(245)	7	(33)	(54,461)	(117,229)	(23,187)	(69,863)
Total	(37,403)	(105,286)	(35,350)	(48,755)	(545,666)	(1,470,101)	(424,219)	(1,229,028)

Net financial income (expense)	(1,929)	(14,400)	(444)	(11,026)	(374,980)	(821,929)	(241,661)	(800,345)

Interest was capitalized at an average rate of 8.42% p.a. in the nine months of 2014 (7.82% in the nine months of 2013) on qualifying assets, in accordance with CPC 20 (R1) and IAS 23.

In the nine months of 2014, the line monetary and exchange restatement includes the effects of losses of R$ 1,784 (gain of R$ 244,382 on the third quarter of 2014) and gain of R$ 181,588 in the nine months of 2013 (R$ 58,191 on the third quarter of 2013) on derivative instruments (Note 32).

(29)  SEGMENT INFORMATION

The Company’s operating segments are based on the internal financial information and management structure and are separated by type of business: electric energy distribution, conventional generation, renewable generation, commercialization and services rendered.

Profit or loss, assets and liabilities per segment include items directly attributable to the segment, as well as those that can be allocated on a reasonable basis, if applicable. Average prices used between segments are based on similar market transactions. Note 1 shows the subsidiaries in accordance with their areas of operation and provides further information about each subsidiary and its business area and segments.

The segregated information by operating segment is shown below, in accordance with the criteria established by Company Management:

	Distribution	Generation (conventional sources)	Generation (Renewable sources)	Commercialization	Services	Other (*)	Elimination	Total
Nine months 2014
Net revenue	9,479,425	572,661	669,601	1,255,503	85,745	33	-	12,062,968
(-) Intersegment revenues	13,491	294,135	302,033	279,849	136,360	-	(1,025,868)	-
Income from electric energy service	734,395	402,205	142,152	182,060	25,132	(17,069)	-	1,468,876
Financial income	388,009	64,207	70,831	22,074	12,166	90,885	-	648,172
Financial expense	(671,752)	(269,272)	(395,863)	(21,350)	(6,576)	(105,288)	-	(1,470,101)
Income before taxes	450,653	295,153	(182,879)	182,784	30,722	(31,472)	-	744,960
Income tax and social contribution	(208,292)	(5,115)	(47,951)	(63,635)	(10,870)	7,731	-	(328,133)
Net Income	242,361	290,038	(230,831)	119,149	19,851	(23,741)	-	416,827
Total assets (**)	15,528,353	4,606,865	9,298,520	583,576	383,086	1,500,801	-	31,901,202
Capital expenditures and other intangible assets	502,356	5,230	174,327	2,520	69,339	18		753,790
Depreciation and amortization	(431,481)	(97,486)	(312,037)	(3,340)	(6,176)	(212)	-	(850,732)

Nine months 2013
Net revenue	8,647,486	446,325	523,020	1,246,881	52,091	81	-	10,915,884
(-) Intersegment revenues	11,674	243,387	200,133	187,866	80,407	-	(723,467)	-
Income from electric energy service	1,225,022	410,440	125,453	24,493	2,082	(17,021)	-	1,770,468
Financial income	301,952	23,055	34,132	21,476	10,389	37,678	-	428,682
Financial expense	(692,832)	(157,230)	(311,215)	(15,929)	(3,059)	(48,762)	-	(1,229,028)
Income before taxes	834,141	351,000	(151,630)	30,040	9,412	(28,105)	-	1,044,858
Income tax and social contribution	(319,656)	(31,453)	(37,229)	(11,484)	(3,945)	(14,912)	-	(418,679)
Net Income	514,484	319,547	(188,859)	18,556	5,467	(43,016)	-	626,180
Total assets (**)	15,263,417	4,515,880	9,470,564	342,516	243,612	1,206,806	-	31,042,796
Capital expenditures and other intangible assets	626,288	6,267	707,237	2,811	17,645	337	-	1,360,586
Depreciation and amortization	(423,912)	(97,491)	(262,080)	(2,845)	(2,710)	(53)	-	(789,091)

(*) Other: refers mainly to assets, liabilities and transaction recorded in CPFL Energia that are not related to identified segments.

(**) Intangible assets, net of amortization, recorded in CPFL Energia, was allocated to the respective segments.

(***) The amounts for the total assets refer to December 31, 2013.

(30)   RELATED PARTY TRANSACTIONS

The Company’s controlling shareholders are as follows:

•   ESC Energia S.A.

Controlled by the Camargo Corrêa group, which operates in a number of segments, including construction, cement, footwear, textiles, aluminum and highway concessions.

•   Energia São Paulo Fundo de Investimento em Ações

Controlled by the following pension funds: (a) Fundação CESP, (b) Fundação SISTEL de Seguridade Social, (c) Fundação Petrobras de Seguridade Social - PETROS, and (d) Fundação SABESP de Seguridade Social - SABESPREV.

•   Bonaire Participações S.A.

Controlled by Energia São Paulo Fundo de Investimento em Ações.

•   Fundo BB Carteira Livre I - Fundo de Investimento em Ações

Fund controlled by PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil.

The direct and indirect participations in operating subsidiaries are described in Note 1.

Controlling shareholders, subsidiaries and associated companies, jointly-controlled entities under common control and that in some way exercise significant influence over the Company are considered to be related parties.

The main transactions are listed below:

a)         Bank deposits and short-term investments – refer mainly to bank deposits and short-term financial investments with the Banco do Brasil, as mentioned in note 5. The Company and its subsidiaries also have Exclusive Investment Funds, managed by BB DTVM, among others.

b)        Loans and Financing and Debentures – relate to funds raised from the Banco do Brasil in accordance with notes 15 and 16. The Company also guarantees certain loans raised by its subsidiaries, as mentioned in notes 15 and 16.

c)         Other Financial Transactions – the amounts in relation to Banco do Brasil are bank costs and collection expenses.

d)         Energy purchased, energy sales and charges – Refers to energy purchased or sold by distribution, comercialization and generation subsidiaries through short or long-term agreements and tariffs for the use of the distribution system (TUSD). Such transactions, when performed at the free Market, are made under conditions considered by the Company as being similar to market conditions at the time of the negotiation, in accordance with internal policies established in advance by Company Management. When performed at the regulated market, are in accordance with the rules established by the sector.

e)         Intangible assets, Property, plant and equipment, Materials and Service – refer to the acquisition of equipment, cables and other materials for use in distribution and generation, and contracting of services such as construction and information technology consultancy.

f)          Advances – advances for investments in research and development.

g)         Intercompany loan - refers to the agreement with: (i) the subsidiary EPASA, with contractual terms of 113.5% of the CDI, with maturity on January, 2017; (ii) contracts with a non-controlling shareholder of the subsidiary CPFL Renováveis, maturing by November 2014, at interest of 8% p.a. + IGP-M.

Certain subsidiaries have supplementary retirement plans operated by Fundação CESP, offered to the employees of the subsidiaries. These plans hold investments in Company’s shares (Note 17).

To ensure that commercial transactions with related parties are conducted under normal market conditions, the Company set up a “Related Parties Committee”, comprising representatives of the controlling shareholders, responsible for analyzing the main transactions with related parties.

The subsidiaries CPFL Paulista and CPFL Geração renegotiated with the joint ventures BAESA, ENERCAN and Foz do Chapecó the original maturities of June to September 2014 for the energy purchase invoices to January 2015.

The total remuneration of key management personnel in the nine months of 2014, in accordance with CVM Decision 560/2008, was R$ 24,003 (R$ 25,337 in the nine months of 2013). This amount comprises R$ 23,294 in respect of short-term benefits (R$ 28,350 in the nine months of 2013) and R$ 709 for post-employment benefits (R$ 662 in the nine months of 2013) and recorded by the accrual method. A provision of R$ 3,675 for other long-term benefits was reversed in 2013.

Transactions between related parties involving controlling shareholders, entities under common control or with significant influence and jointly-controlled subsidiaries:

	Consolidated
	ASSET		LIABILITY		INCOME		EXPENSE
	September 30, 2014	December 31, 2013	September 30, 2014	December 31, 2013	Nine months 2014	Nine months 2013	Nine months 2014	Nine months 2013
Bank deposits and short-term investments
Banco do Brasil S.A.	126,330	115,968	-	-	9,075	4,281	1	-

Loans and financing, debentures and derivatives contracts
Banco do Brasil S.A.	-	-	1,255,246	1,638,769	-	-	133,943	98,579

Other financial transactions
Banco do Brasil S.A.	-	-	-	-	-	1,224	4,688	4,521
JBS S/A	-	-	-	-	-	78	-	-
BAESA – Energética Barra Grande S.A.	-	-	-	-	-	-	2,528	212
Foz do Chapecó Energia S.A.	-	-	-	-	-	-	5,151	551
ENERCAN - Campos Novos Energia S.A.	-	-	-	-	-	-	4,078	432

Advances
BAESA – Energética Barra Grande S.A.	-	-	835	862	-	-	-	-
Foz do Chapecó Energia S.A.	-	-	1,183	1,222	-	-	-	-
ENERCAN - Campos Novos Energia S.A.	-	-	1,374	1,496	-	-	-	-
EPASA - Centrais Elétricas da Paraiba	-	-	532	549	-	-	-	-

Energy purchase and sale and charges
Afluente Transmissão de Energia Elétrica S.A.	-	-	40	24	-	-	935	845
Arizona 1 Energia Renovável S.A	-	-	-	-	-	-	617	-
Baguari I Geração de Energia Elétrica S.A.	-	-	6	5	-	-	187	173
Braskem S.A	-	-	-	-	694	18,654	-	-
Caetite 2 Energia Renovável S.A.	-	-	-	-	-	-	565	454
Caetité 3 Energia Renovável S.A.	-	-	-	5	-	-	571	418
Calango 1 Energia Renovável S.A.	-	-	-	-	-	-	682	-
Calango 2 Energia Renovável S.A.	-	-	-	-	-	-	584	-
Calango 3 Energia Renovável S.A.	-	-	-	-	-	-	682	-
Calango 4 Energia Renovável S.A.	-	-	-	-	-	-	633	-
Calango 5 Energia Renovável S.A.	-	-	-	-	-	-	673	-
Companhia de Eletricidade do Estado da Bahia – COELBA	632	728	-	-	9,454	3,783	-	-
Companhia Energética de Pernambuco - CELPE	688	545	-	-	5,649	3,113	-	-
Companhia Energética do Rio Grande do Norte - COSERN	229	223	-	191	1,703	1,435	717	822
Energética Águas da Pedra S.A.	-	-	113	120	-	-	2,904	2,673
Estaleiro Atlântico Sul S.A.	-	-	-	-	5,221	3,932	-	-
Fras-le	-	-	-	-	-	6	-	-
Goiás Sul Geração de Enegia S.A.	-	-	-	-	-	-	115	106
Mel 2 Energia Renovável S.A.	-	-	-	-	-	-	460	376
NC ENERGIA S.A.	-	-	-	-	1,837	16,996	-	-
Rio PCH I S.A.	-	-	208	220	-	-	5,470	5,094
SE Narandiba S.A.	-	-	-	-	-	-	92	97
Serra do Facão Energia S.A. - SEFAC	-	-	632	547	-	-	14,876	13,712
Tavex Brasil S.A	-	-	-	-	1,252	8,264	-	-
ThyssenKrupp Companhia Siderúrgica do Atlântico	210	-	387	178	6,775	345	4,348	4,695
Vale Energia S.A.	7,133	6,960	-	-	65,068	68,028	5,445	-
VALE S.A.	-	-	-	-	-	-	-	1,419
BAESA – Energética Barra Grande S.A.	-	-	53,768	29,568	-	-	68,523	53,559
Foz do Chapecó Energia S.A.	1,384	-	103,662	111,019	12,598	3,947	232,420	219,997
ENERCAN - Campos Novos Energia S.A.	558	544	98,314	103,252	4,976	7,769	164,505	159,015
EPASA - Centrais Elétricas da Paraiba	-	2	31,702	17,094	22,986	78,820	152,194	59,665

Intangible assets, Property, plant and equipment, Materials and Service
Banco do Brasil S A	-	-	-	-	-	-	122	122
Barrocão Empreendimento Imobiliário SPE Ltda.	-		-	-	-	67	-	-
Boa Vista Empreendimento Imobiliário SPE Ltda.	-	2	-	-	-	52	-	-
Cia.de Saneamento Básico do Estado de São Paulo - SABESP	106	85	42	36	311	736	1	15
Companhia Energética do Rio Grande do Norte - COSERN	-	-	-	-	-	-	86	48
Concessionária do Sistema Anhanguera - Bandeirante S.A.	-	-	-	-	-	-	11	-
Estaleiro Atlântico Sul S.A.	1	-	-	-	9	-	-	-
Ferrovia Centro-Atlântica S.A.	4	507	-	-	9	-	-	-
HM 11 Empreendimento Imobiliário SPE Ltda	-	-	-	-	24	9	-	-
HM 12 Empreendimento Imobiliário SPE Ltda	-	-	-	-	-	9	-	-
HM 25 Empreendimento Imobiliário SPE Ltda.	-	-	-	-	-	63	-	-
Hortolândia 4A Empreendimento Imobiliário SPE Ltda	-	-	-	-	-	41	-	-
Indústrias Romi S.A.	4	4	-	-	34	32	-	-
Itaúsa	-	-	-	-	-	-	-	477
Jaguariúna III Empreendimento Imobiliário SPE Ltda.	-	-	-	-	-	56	-	-
JBS S/A	-	-	-	-	2,221	-	-	-
LUPATECH	-	-	-	-	-	-	-	3
Renovias Concessionária S.A.	-	-	-	-	-	-	-	6
Rodovias Integradas do Oeste - SP Vias	-	26	16	28	-	-	-	-
SAMM - Sociedade de Atividades em Multimídia Ltda.	23	306	-	-	207	236	-	-
TOTVS S.A.	-	-	14	42	-	-	48	2,191
BAESA – Energética Barra Grande S.A.	-	66	-	-	1,087	1,012	-	-
Foz do Chapecó Energia S.A.	-	-	-	-	1,195	1,110	-	-
ENERCAN - Campos Novos Energia S.A.	-	-	-	-	1,087	1,012	-	-
EPASA - Centrais Elétricas da Paraíba S.A.	215	-	-	-	508	59	-	-

Intercompany loans
EPASA - Centrais Elétricas da Paraíba S.A.	92,006	86,655	-	-	7,746	4,398	-	-
Noncontrolling shareholders - CPFL Renováveis	6,898	6,862	-	-	608	273	-	-

Dividends and Interest on shareholders´ equity
BAESA – Energética Barra Grande S.A.	-	48	-	-	-	-	-	-
Chapecoense Geração S.A.	-	21,744	-	-	-	-	-	-
ENERCAN - Campos Novos Energia S.A.	13,423	16,054	-	-	-	-	-	-
EPASA - Centrais Elétricas da Paraiba	14,891	14,891	-	-	-	-	-	-

(31)  RISK MANAGEMENT

The business of the Company and its subsidiaries mainly comprises the generation, commercialization and distribution of electric energy.  As public utilities concessionaires, the operations and/or tariffs of its principal subsidiaries are regulated by ANEEL.

Risk management structure:

The Board of Directors is responsible for directing the way the business is run, which includes monitoring of business risks, exercised by means of the corporate risk management model used by the Company. The responsibilities of the Executive Board are to develop the mechanisms for measuring the impact of the exposure and probability of its occurrence, supervising the implementation of risk mitigation measures and informing the Board of Directors. It is assisted in this process by: i) the Corporate Risk Management Committee, whose mission is to assist in identifying the main business risks, analyzing measurement of the impact and probability and assessing the mitigation measures used; ii) the Risk Management, Internal Control and Consolidated Processes Division, responsible for developing the Corporate Risk Management model for the CPFL Group in respect of strategy (policy, direction and risk maps), processes (planning, measurement, monitoring and reporting), systems and governance.

The risk management policy was established to identify, analyze and treat the risks faced by the Company and its subsidiaries, and includes reviewing the model adopted whenever necessary to reflect changes in market conditions and in the Group’s activities, with a view to developing an environment of disciplined and constructive control.

In its supervisory role, the Company’s Board of Directors also counts on the support of the Management Procedures Committee to provide guidance for the Internal Auditing work and in preparing proposals for improvements. The Internal Auditing team conducts both periodic and “ad hoc” reviews in order to ensure alignment of the procedures to directives and strategies set by the shareholders and management.

The Fiscal Council’s responsibilities include certifying that Management has the means to identify and prevent, through the use of an appropriated information system, (a) the main risks to which the Company is exposed, (b) the probability that these will materialize and (c) the measures and plans adopted.

The main market risk factors affecting the businesses are as follows:

Exchange rate risk: This risk derives from the possibility that the subsidiaries might incur losses and cash constraints due to fluctuations in currency exchange rates, increasing the balances of liabilities denominated in foreign currency. The exposure in relation to funds raised in foreign currency is largely covered by contracting swap operations, which allow the Company and its subsidiaries to exchange the original risks of the operation for the cost of the variation in the CDI. This risk is quantified in Note 32. The Company’s subsidiaries’ operations are also exposed to exchange variations on the purchase of electric energy from Itaipu. The compensation mechanism - CVA protects the companies against possible losses. However, the compensation only comes into effect as a result of consumption and the consequent billing of energy after the next tariff adjustment in which such losses have been considered.

Interest Rate Risk: This risk derives from the possibility that the Company and its subsidiaries might incur losses due to fluctuations in interest rates that increase financial expenses on loans, financing and debentures. The subsidiaries have tried to increase the proportion of pre-indexed loans or loans tied to indexes with lower rates and little fluctuation in the short and long term. The quantification of this risk is presented in note 32.

Credit Risk: This risk arises from the possibility of the subsidiaries incurring losses resulting from difficulties in collecting amounts billed to customers. This risk is evaluated by the subsidiaries as low, as it is spread over the number of customers and in view of the collection policy and cancellation of supply to defaulting consumers.

Risk of Energy Shortages: The energy sold by the subsidiaries is primarily generated by hydropower plants. A prolonged period of low rainfall could result in a reduction in the volume of water in the power plants’ reservoirs, compromising the recovery of water levels and resulting in losses due to the increased cost of energy purchased or a reduction in revenue due to the introduction of comprehensive electric energy saving programs or other rationing programs, as in 2001. The hydrological situation in the Southeast, Mid-West and Northeast regions, are unfavorable on 2014. Consequently, the current energy scenario for the Interconnected System requires attention and monitoring, especially during the wet season of these regions, which begins on November.

Risk of Acceleration of Debts: The Company has loans and financing agreements and debentures with restrictive clauses (covenants) normally applicable to these kinds of arrangement, involving compliance with economic and financial ratios. These covenants are monitored and do not restrict the capacity to operate normally, if met at the contractual intervals or if prior agreement is obtained from the creditors for failure to meet.

Regulatory risk: The electric energy supplied tariffs charged to captive consumers by the distribution subsidiaries are fixed by ANEEL, at intervals established in the Concession Agreements entered into with the Federal Government and in accordance with the periodic tariff review methodology established for the tariff cycle. Once the methodology has been ratified, ANEEL establishes tariffs to be charged by the distributor to the final consumers. In accordance with Law 8.987/1995, the fixed tariffs should insure the economic and financial balance of the concession contract at the time of the tariff review, which could result in lower increases than those expected by the electric energy distributors, albeit offset in subsequent periods by other adjustments.

Risk Management for Financial instruments

The Company and its subsidiaries maintain operating and financial policies and strategies to protect the liquidity, safety and profitability of their assets. They accordingly have procedures in place to control and follow-up on the transactions and balances of financial instruments, in order to monitor the risks and current rates in comparison with market conditions.

Risk management controls: In order to manage the risks inherent to the financial instruments and to monitor the procedures established by Management, the Company and its subsidiaries use the MAPS software system to calculate the mark to market, stress testing and duration of the instruments, and assess the risks to which the Company and its subsidiaries are exposed. Historically, the financial instruments contracted by the Company and its subsidiaries supported by these tools have produced adequate risk mitigation results. It must be stressed that the Company and its subsidiaries routinely contract derivatives, only in the event of exposure that Management regards as a risk and with the appropriate levels of approval. The Company and its subsidiaries do not enter into transactions involving exotic or speculative derivatives. Furthermore, the Company meets the requirements of the Sarbanes-Oxley Law, and therefore has internal control policies focused on achieving a strict control environment to minimize the exposure to risks.

(32)  FINANCIAL INSTRUMENTS

The main financial instruments, classified in accordance with the group’s accounting practices, are:

					Consolidated
					September 30, 2014		December 31, 2013
	Note	Category	Measurement	Level (*)	Accounting balance	Fair value	Accounting balance	Fair value

Asset
Cash and cash equivalent	5	(a)	(2)	Level 1	1,870,662	1,870,662	2,105,618	2,105,618
Cash and cash equivalent	5	(a)	(2)	Level 2	2,129,623	2,129,623	2,100,804	2,100,804
Financial investments		(a)	(2)	Level 1	5,627	5,627	24,806	24,806
Derivatives	32	(a)	(2)	Level 2	400,125	400,125	318,490	318,490
Financial asset of concession - distribution	9	(b)	(2)	Level 3	3,084,387	3,084,387	2,771,593	2,771,593
					7,490,424	7,490,424	7,321,312	7,321,312

Liability
Loans and financing - principal and interest	15	(c)	(1)	Level 2	6,480,187	5,711,973	7,221,542	6,416,990
Loans and financing - principal and interest	15 (**)	(a)	(2)	Level 2	3,129,803	3,129,803	2,008,454	2,008,454
Debentures - principal and interest	16	(c)	(1)	Level 2	8,226,178	8,106,899	7,791,402	7,859,140
Derivatives	32	(a)	(2)	Level 2	8,641	8,641	2,950	2,950
					17,844,808	16,957,316	17,024,348	16,287,534
(*) Refers to the hierarchy for determination of fair value
(**) As a result of the initial designation of this financial liability, the financial statements showed a loss of R$ 16,009 in the nine months of 2014 (gain of R$ 23,087 in the nine months of 2013)

Category:		Measurement:
(a) - Measured at fair value through profit or loss		(1) - Measured at amortized cost
(b) - Available for sale		(2) - Mensured at fair value
(c) - Other finance liabilities
(d) - Loans and receivables
(e) - Held to maturity

The financial instruments for which the recorded amounts approximate to their fair values at the date of these interim financial statements, due to the nature of these financial instruments, are:

•         Financial assets: (i) consumers, concessionaires and licensees, (ii) leases, (iii) receivable from associates, subsidiaries and parent company, (iv) financial asset of concession - transmission, (v) receivables from resources provided by CDE/CCEE ,(vi) pledges, funds and tied deposits, (vii) services rendered to third parties, (viii) Collection agreements.

•         Financial liabilities: (i) suppliers, (ii) regulatory charges, (iii) public utility, (iv) consumers and concessionaires, (v) Nacional scientific and technological development fund - FNDCT, (vi) energy research company - EPE, (vii) collection agreement, (viii) reversal fund, (iv) Business combination and (x) tariff discount CDE.

a) Valuation of financial instruments

As mentioned in note 4, the fair value of a security relates to its maturity value (redemption value) marked to present value by the discount factor (relating to the maturity date of the security) obtained from the market interest graph, in Brazilian Reais.

CPC 40 (R1) and IFRS 7 require classification at three levels for measurement of the fair value of financial instruments, based on observable and unobservable information in relation to valuation of a financial instrument at the measurement date.

CPC 40 (R1) and IFRS 7 also define observable information as market data obtained from independent sources and unobservable information that reflects market assumptions.

The three levels of fair value are:

· Level 1: quoted prices in an active market for identical instruments;

· Level 2: observable information other than quoted prices in an active market that are observable for the asset or liability, directly (i.e. as prices) or indirectly (i.e. derived from prices);

· Level 3: inputs for the instruments that are not based on observable market data.

Since the distribution subsidiaries have classified their financial asset of concession as available-for-sale, the relevant factors for measurement at fair value are not publicly observable. The fair value hierarchy classification is therefore level 3.  In Note 9 are describe the changes and the respective gains (losses) in net income, for the period, was R$ 48,777, with no effect on equity, as well the main assumptions used.

The Company recognizes in “Investments at cost” in the financial statements the 5,93% interest held by the indirect subsidiary Paulista Lajeado Energia S.A. in the total capital of Investco S.A. (“Investco”), in the form of 28,154 common shares and 18,593 preferred shares. Since Investco’s shares are not quoted on the stock exchange and the main objective of its operations is to generate electric energy for commercialization by the shareholders who hold the concession, the Company opted to recognize the investment at cost.

b) Derivatives

The Company and its subsidiaries have the policy of using derivatives to reduce their risks of variations in exchange and interest rates, without any speculative purposes. The Company and its subsidiaries have exchange rate derivatives compatible with the exchange rate risks net exposure, including all the assets and liabilities tied to exchange rates.

The derivative instruments entered into by the Company and its subsidiaries are currency or interest rate swaps with no leverage component, margin call requirements or daily or periodical adjustments. As the majority of the derivatives entered into by the subsidiaries (Note 15) have terms fully aligned with the debts protected, and in order to obtain more relevant and consistent accounting information through the recognition of income and expenses, these debts were designated at fair value, for accounting purposes. Other debts with different terms from their respective derivatives contracted as a hedge continue to be recorded at amortized cost. Furthermore, the Company and its subsidiaries do not adopt hedge accounting for derivative operations.

At September 30, 2014, the Company and its subsidiaries had the following swap operations:

	Market values (accouting balance)
Company / strategy / counterparts	Assets	Liabilities	Fair value, net	Values at cost, net	Gain/(Loss) on marking to market	Currecy / index	Maturity range	Notional	Negotiation market
Derivatives for protection of debts designated at fair value
Exchange rate hedge
CPFL Paulista
Bank of America Merrill Lynch	95,042	-	95,042	86,960	8,082	dollar	July 2016	156,700	over the counter
Citibank	38,425	-	38,425	36,710	1,715	dollar	September 2016	85,750	over the counter
Morgan Stanley	38,596	-	38,596	36,974	1,622	dollar	September 2016	85,475	over the counter
Scotiabank	10,190	-	10,190	9,283	908	dollar	July 2016	49,000	over the counter
Bank of America Merrill Lynch	22,175	-	22,175	20,933	1,242	dollar	July 2016	340,380	over the counter
Citibank	3,650	-	3,650	4,626	(975)	dollar	March 2019	117,250	over the counter
Bank of Tokyo-Mitsubishi	2,958	-	2,958	4,628	(1,670)	dollar	March 2019	117,400	over the counter
Bank of America Merrill Lynch	5,277	-	5,277	4,222	1,055	dollar	September 2018	106,020	over the counter
Bank of America Merrill Lynch	6,950	-	6,950	5,966	984	dollar	March 2019	116,600	over the counter
J.P.Morgan	3,473	-	3,473	2,983	490	dollar	March 2019	58,300	over the counter
	226,736	-	226,736	213,284	13,452

CPFL Piratininga
Citibank	-	(313)	(313)	(909)	597	dollar	January 2017	151,875	over the counter
Citibank	6,923	-	6,923	6,687	236	dollar	August 2016	12,840	over the counter
Scotiabank	13,310	-	13,310	12,124	1,185	dollar	July 2016	64,000	over the counter
Santander	7,838	-	7,838	7,802	36	dollar	July 2016	100,000	over the counter
Citibank	3,650	-	3,650	4,626	(975)	dollar	March 2019	117,250	over the counter
HSBC	5,355	-	5,355	5,081	274	dollar	April 2018	55,138	over the counter
J.P.Morgan	5,395	-	5,395	5,083	312	dollar	April 2018	55,138	over the counter
	42,470	(313)	42,158	40,494	1,664

CPFL Santa Cruz
J.P.Morgan	3,400	-	3,400	3,237	163	dolar	July 2015	20,000	over the counter
Santander	1,297	-	1,297	1,305	(8)	dolar	June 2016	20,000	over the counter
	4,697	-	4,697	4,542	154
CPFL Leste Paulista
Scotiabank	4,744	-	4,744	4,541	202	dollar	July 2015	25,000	over the counter

CPFL Sul Paulista
J.P.Morgan	1,785	-	1,785	1,700	85	dollar	July 2015	10,500	over the counter
Scotiabank	1,992	-	1,992	1,907	85	dollar	July 2015	10,500	over the counter
Santander	1,426	-	1,426	1,436	(9)	dollar	June 2016	22,000	over the counter
	5,204	-	5,204	5,043	161
CPFL Jaguari
Scotiabank	2,467	-	2,467	2,362	105	dollar	July 2015	13,000	over the counter
Santander	2,010	-	2,010	2,023	(13)	dollar	June 2016	31,000	over the counter
	4,476	-	4,476	4,384	92
CPFL Mococa
Scotiabank	2,087	-	2,087	1,998	89	dollar	July 2015	11,000	over the counter

CPFL Geração
HSBC	12,982	-	12,982	11,965	1,017	dollar	March 2017	232,520	over the counter

RGE
Citibank	38,978	-	38,978	38,112	866	dollar	April 2017	128,590	over the counter
J.P.Morgan	20,164	-	20,164	19,041	1,123	dollar	July 2016	94,410	over the counter
Bank of Tokyo-Mitsubishi	6,294	-	6,294	7,183	(889)	dollar	April 2018	36,270	over the counter
Bank of Tokyo-Mitsubishi	27,658	-	27,658	31,137	(3,479)	dollar	May 2018	168,346	over the counter
Citibank	2,690	-	2,690	3,122	(433)	dollar	May 2019	33,285	over the counter
	95,784	-	95,784	98,596	(2,812)

Subtotal	399,180	(313)	398,867	384,848	14,019

Derivatives for protection of debts not designated at fair value
Exchange rate hedge
CPFL Geração
Votorantim	795	-	795	1,084	(290)	dollar	October 2014 to December 2014	41,307	over the counter

Exchange price index
CPFL Geração
Santander	75	-	75	(168)	243	IPCA	April 2019	35,235	over the counter
J.P.Morgan	75	-	75	(168)	243	IPCA	April 2019	35,235	over the counter
	150	-	150	(335)	485

Hedge interest rate variation (1)
CPFL Paulista
Bank of America Merrill Lynch	-	(2,347)	(2,347)	(15)	(2,332)	CDI	July 2019	660,000	over the counter
J.P.Morgan	-	(1,172)	(1,172)	(0)	(1,172)	CDI	February 2021	300,000	over the counter
Votorantin	-	(364)	(364)	1	(365)	CDI	February 2021	100,000	over the counter
Santander	-	(377)	(377)	1	(378)	CDI	February 2021	105,000	over the counter
	-	(4,260)	(4,260)	(13)	(4,247)
CPFL Piratininga
J.P.Morgan	-	(391)	(391)	(2)	(389)	CDI	July 2019	110,000	over the counter
Votorantim	-	(423)	(423)	4	(427)	CDI	February 2021	135,000	over the counter
Santander	-	(300)	(300)	3	(303)	CDI	February 2021	100,000	over the counter
	-	(1,114)	(1,114)	5	(1,119)

RGE
HSBC	-	(1,778)	(1,778)	(11)	(1,767)	CDI	July 2019	500,000	over the counter
Votorantim	-	(695)	(695)	(1)	(694)	CDI	February 2021	170,000	over the counter
	-	(2,474)	(2,474)	(12)	(2,461)

CPFL Geração
Votorantim	-	(480)	(480)	30	(510)	CDI	August 2020	460,000	over the counter

Subtotal	945	(8,328)	(7,384)	758	(8,142)

Total	400,125	(8,641)	391,484	385,607	5,877

Current	17,269	-
Noncurrent	382,855	(8,641)

For further details of terms and information about debts and debentures, see notes 15 and 16
(¹) The interest rate hedge swaps have half-yearly validity, so the notional value reduces in accordance with amortization of the debt.

Certain subsidiaries opted to mark to market debts for which they have fully tied derivative instruments (Note 15).

The Company and its subsidiaries have recorded gains and losses on their derivatives. However, as these derivatives are used as a hedge, these gains and losses minimized the impact of variations in exchange and interest rates on the protected debts. For the quarters and nine months ended September 30, 2014 and 2013, the derivatives resulted in the following impacts on profit or loss, recorded as “Financial expenses – monetary and exchange variations” (Note 28):

		Gain (Loss)
		2014		2013
Company	Hedged risk / transaction	3rd quarter	Nine months	3rd quarter	9 meses
CPFL Energia	Interest rate variation	-	-	72	292
CPFL Energia	Mark to market	-	-	(72)	(429)
CPFL Paulista	Interest rate variation	(11)	86	548	620
CPFL Paulista	Exchange variation	124,685	(231)	32,391	119,226
CPFL Paulista	Mark to market	(8,721)	(1,882)	(5,796)	(23,870)
CPFL Piratininga	Interest rate variation	10	63	174	199
CPFL Piratininga	Exchange variation	50,102	(1,839)	28,068	57,375
CPFL Piratininga	Mark to market	(3,936)	1,418	(13,762)	(17,894)
RGE	Interest rate variation	(13)	29	378	585
RGE	Exchange variation	48,301	(1,797)	8,591	32,697
RGE	Mark to market	(4,210)	1,122	629	(6,363)
CPFL Geração	Interest rate variation	75	254	96	96
CPFL Geração	Exchange variation	23,445	3,776	4,337	13,608
CPFL Geração	Mark to market	(1,872)	(124)	(1,317)	(1,494)
CPFL Santa Cruz	Exchange variation	3,876	(342)	746	1,061
CPFL Santa Cruz	Mark to market	(248)	187	(23)	(201)
CPFL Leste Paulista	Exchange variation	3,099	(551)	784	2,505
CPFL Leste Paulista	Mark to market	(179)	9	(60)	(227)
CPFL Sul Paulista	Exchange variation	4,663	(848)	1,049	1,878
CPFL Sul Paulista	Mark to market	(309)	166	(46)	(287)
CPFL Jaguari	Exchange variation	4,472	(1,032)	1,022	1,167
CPFL Jaguari	Mark to market	(321)	221	(32)	(217)
CPFL Mococa	Exchange variation	1,572	(455)	450	1,433
CPFL Mococa	Mark to market	(96)	(14)	(35)	(170)
		244,382	(1,784)	58,191	181,588

c) Sensitivity Analysis

In compliance with CVM Instruction n° 475/08, the Company and its subsidiaries performed sensitivity analyses of the main risks to which their financial instruments (including derivatives) are exposed, mainly comprising variations in exchange and interest rates.

If the risk exposure is considered active, the risk to be taken into account is a reduction in the pegged indexes, resulting in a negative impact on the income of the Company and its subsidiaries.  Similarly, if the risk exposure is considered a liability, the risk is of an increase in the pegged indexes and the consequent negative effect on income.  The Company and its subsidiaries therefore quantify the risks in terms of the net exposure of the variables (dollar, CDI, IGP-M, TJLP and IPCA), as shown below:

c.1) Exchange rates variation

If the level of net exchange rate exposure at September 30, 2014 is maintained, the simulation of the consolidated effects by type of financial instrument for three different scenarios would be:

	Consolidated
Instruments	Exposure R$ thousand	Risk	Exchange depreciation of 10,2%*	Exchange depreciation of 25%**	Exchange depreciation of 50%**
Financial liability instruments	(3,187,674)		(326,701)	(1,205,294)	(2,083,888)
Derivatives - plain vanilla swap	3,185,693		326,498	1,204,545	2,082,593
	(1,981)	dollar apprec.	(203)	(749)	(1,295)

Total (increase)/decrease	(1,981)		(203)	(749)	(1,295)

(1) Exchange rate at September 30, 2014: R$ 2.45.
(*) In accordance with exchange graphs contained in information provided by the BM&F. Exchange rate used: R$ 2.70
(**) In compliance with CVM Instruction 475/08, the percentage of exchange appreciation are related to the information provided by the BM&F.

 c.2) Variation in interest rates

Assuming that (i) the scenario of net exposure of the financial instruments indexed to variable interest rates at September 30, 2014 is maintained, and (ii) the respective accumulated annual indexes for the last 12 months remain stable (CDI 10.32% p.a.; IGP-M 3.54% p.a.; TJLP  5% p.a. and IPCA 6.75% p.a.), the effects on the Company’s financial statements for the next 12 months would be a net financial expense of R$ 955,840 (CDI R$ 761,825; IGP-M R$ 2,663; and TJLP
R$ 191,365 and IPCA income of R$ 13). The risk to which the instruments are exposed is evaluated based on the net position. In the event of fluctuations in the indexes in accordance with the three scenarios described, the effect on the net financial expense would as follows:

	Consolidated
Instruments	Exposure R$ thousand	Risk	Scenario I*	Raising/drop index by 25%**	Raising/drop index by 50%**
Financial asset instruments	4,902,868		76,485	222,100	367,715
Financial liability instruments	(9,417,444)		(146,912)	(426,610)	(706,308)
Derivatives - plain vanilla swap	(2,867,449)		(44,732)	(129,895)	(215,059)
	(7,382,026)	CDI apprec.	(115,160)	(334,406)	(553,652)

Financial liability instruments	(75,212)	IGP-M apprec.	(2,068)	(3,251)	(4,434)

Financial liability instruments	(3,827,302)	TJLP apprec.	-	(47,841)	(95,683)

Financial liability instruments	(73,055)		(314)	997	2,309
Derivatives - plain vanilla swap	73,240		315	(1,000)	(2,314)
	185	drop in the IPCA	1	(3)	(6)

Total (increase)/decrease	(11,284,355)		(117,227)	(385,501)	(653,774)
(*) The CDI, IGP-M, TJLP and IPCA indexes considered of 11.88%, 6.29%, 5% and 7.18%, respectively, were obtained from information available in the market.
(**) In compliance with CVM Instruction 475/08, the percentage of raising index were applied to scenario I indexes.

(33)  REGULATORY ASSETS AND LIABILITIES

The Company has the following assets and liabilities for regulatory purposes, which are not recorded in the interim financial statements.

	Consolidated
	September 30, 2014	June 30, 2014	December 31, 2013	September 30, 2013	June 30, 2013	December 31, 2012
Assets
Consumers, Concessionaires and Licensees
Discounts TUSD (*) and Irrigation	1,795	2,301	16,821	28,167	39,513	65,534
	1,795	2,301	16,821	28,167	39,513	65,534
Deferred Costs Variations
CVA (**)	1,151,731	810,102	547,402	498,567	694,043	897,364
	1,151,731	810,102	547,402	498,567	694,043	897,364
Prepaid Expenses
Overcontracting	324,767	303,593	170,084	101,460	66,543	74,885
Low income consumers' subsidy - losses	-	-	-	-	-	2,064
Neutrality of the sector charges	9,731	3,506	-	6,540	5,497	2,850
Tariff adjustment	19,145	28,056	13,309	1,523	2,663	2,696
Other financial components	17,387	20,505	41,608	54,186	68,250	92,582
	371,030	355,660	225,001	163,709	142,953	175,078
Liabilities
Deferred Gains Variations
Parcel "A"	(1,454)	(1,454)	(1,454)	(1,454)	(1,454)	(1,443)
CVA (**)	(715,434)	(474,889)	(330,266)	(300,008)	(298,582)	(373,784)
	(716,889)	(476,343)	(331,720)	(301,462)	(300,037)	(375,227)
Other Accounts Payable
Replacement reibursement in PTR (***)	(85,935)	(102,768)	(138,621)	(154,987)	(177,032)	(242,987)
Discounts TUSD and Irrigation (*)	0	-	(193)	(323)	(453)	(363)
Tariff adjustment	(27,337)	(23,286)	(16,692)	(0)	-	-
Overcontracting	(7,387)	(9,737)	(29,928)	(29,762)	(40,346)	(28,919)
Low income consumers' subsidy - Gains	(0)	-	(5)	(7,124)	(10,587)	(22,813)
Neutrality of the sector charges	(18,820)	(28,692)	(34,745)	(50,569)	(58,064)	(66,985)
Other financial components	(120,569)	(53,471)	(29,393)	(16,378)	(21,521)	(4,254)
	(260,048)	(217,954)	(249,576)	(259,143)	(308,003)	(366,321)

Total net	547,619	473,766	207,928	129,838	268,470	396,428

(*) Network Usage Charge - TUSD
(**) Deferred Tariff Costs and Gains Variations from Parcel "A" itens - ("CVA")
(***) Periodic tariff review

(34)  NON CASH TRANSACTIONS

	Parent company		Consolidated
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Transactions resulting from business combinations
Loans, financing and debentures	-	-	(34,894)	-
Property, plant and eqiupment acquired through business combination	-	-	49,685	-
Intangible asset acquired in business combination, net of tax effects	-	-	44,662	-
Other net assets acquired through business combination	-	-	11,477	-
	-	-	70,930	-
Cash acquired in the business combination	-	-	(2,466)	-
Acquisition price paid	-	-	68,464	-

Corporate restructuring
Settlement of debentures by controlled CPFL Brazil	-	-	-	(1,092,000)
Issue of debentures by controlled CPFL Geração	-	-	-	1,092,000

Other transactions
Capital increase in subsidiaries with advance for future capital increase	59,397	-	-	-
Provision for socio-environmental costs capitalized in property, plant and equipment	-	-	9,193	1,279
Interest capitalized in property, plant and equipment	-	-	10,668	39,105
Interest capitalized in intangible of the concession - distribution infraestruture	-	-	5,439	6,937
Transfer from financial concession asset and intangible to property, plant and equipment as result of Spin-off generation activity on the distribuition	-	-	5,828	-
Transfer between property, plant and equipament and other assets	-	-	7,165	11,346
Realization of noncontrolling's capital reserve against to receivables	-	-	1,316	-

(35)  RELEVANT FACTS AND SUBSEQUENT EVENT

35.1 – Annual Tariff Adjustment – CPFL Piratininga

On October 23, 2014, ANEEL published Resolution 1810, fixing the annual tariff adjustments of CPFL Piratininga from October 23, 2014. The tariffs increased by 19.73%, on average, of which 15.81% relates to the annual economic adjustment and 3.92% to the pertinent financial components. The average effect perceived by consumers is a 22.43% tariff increase. With Order 4073, ANEEL also amended the 2013 tariff adjustment index from 7.42% to 7.58%, in accordance with the administrative appeal filed by the subsidiary. The financial effect is included in the 2014 annual tariff adjustment.

35.2 – Approval of fundraising – CPFL Telecom

An EGM held by the subsidiary CPFL Telecom on September 29, 2014 approved a fundraising transaction with the BNDES for a total amount of up to R$ 95,333, to be used in the subsidiary's investments plan. The transaction will be guaranteed by the Company

35.3 - Law 12973 of May 13, 2014

Publication of this Law introduced important changes in the regulations relating to Corporate income tax - IRPJ, Social Contribution on Net Income - CSSL, Employees’ profit participation program/Public Service Employee Savings Program (PIS/Pasep) and Contribution for Social Security Financing - Cofins regulations, including revocation of the Transitional Tax System (RTT) from January 1, 2014, for those early adopting the measures, and January 1, 2015 for those that are not early adopting the Law.

The managements of the Company and its subsidiaries have assessed the impacts of the Law and will only apply the articles in 2015, and are not opting for the early adoption.

This option was stated in the Declaration of Federal Contributions and Taxes - DCTF related to the month of August, which was filed in October.

35.4 Association between CPFL Renováveis and Dobrevê Energia S.A. – (DESA acquisition)

As described on Note 11.7, on February 2014, the subsidiaries CPFL Renováveis and CPFL Geração signed an association agreement, whereby the merger of WF2 Holding AS (“WF2”), wholly owner of the DESA’s shares on the incorporation date, by CPFL Renováveis. Arrow - Fundo de Investimentos e Participações (“FIP Arrow”) held all shares of WF2.

On October 1, 2014 the association was concluded, as follows.

The shareholders of both CPFL Renováveis, and WF2 approved the Protocol and Justification for Merger and the Termination of the Association Agreement in Extraordinary General Meetings held on September 30, 2014, or which the approvals come into effect on October 1, 2014. Consequently, on October 1, 2014, FIP Arrow contributed in CPFL Renováveis the net assets of WF2 as a capital increase, in turn CPFL Renováveis issued to FIP Arrow 61,752,782 new ordinary shares, whereby FIP Arrow became a shareholder of CPFL Renováveis, with an interest of 12.27%.

After the capital increase, the subsidiary CPFL Renováveis merged with WF2, which is now terminated, and CPFL Renováveis, now holds 100% of WF2's interest in DESA. Consequently, DESA is now controlled by CPFL Renováveis.

The exchange ratio of the shares of 100% of WF2 by 12.27% of CPFL Renováveis (after the new ordinary shares issued) was freely negotiated and agreed by the parties and reflects the best valuation of WF2 and CPFL Renováveis

The association of CPFL Renováveis and DESA, resulted in a business combination pursuant to CPC 15 (RI) – Combinação de Negócios and IFRS 3 (R) – “Business Combinations”, whereby CPFL Renováveis obtained control of DESA and paid it through the issuance of new shares. As a result of this shares issuance, the Shareholders’ Equity of CPFL Renováveis increased by R$ 833,633, representing the fair value of the shares issued, and which was transferred to WF2 in the acquisition date.

As a result of the transaction described above, and through its subsidiary CPFL Geração, the Company’s interest in CPFL Renováveis was diluted from 58.83% to 51.61% and it computed a variation of R$ 180,284 in its equity interest (from non-controlling to controlling shareholders), which was recognized as an equity transaction, in accordance with ICPC 09 (R1) and IFRS 10, i.e. a transaction with the partners as owners, and accounted for directly in Shareholders’ Equity in the capital reserve, as follows:

		Before capital increase			After capital increase
	Shareholders' equity attributable to:	Number of shares	Shareholders' equity percentage (1)	Interest	Number of shares	Shareholders' equity percentage (2)	Interest	Interest increase

	CPFL Energia - controlling shareholder	259,748,799	58.83%	2,037,299	259,748,799	51.61%	2,217,584	180,284
	Non-controlling shareholder	181,781,079	41.17%	1,425,772	243,533,861	48.39%	2,079,150	653,379

		441,529,878	100%	3,463,071	503,282,660	100%	4,296,734	833,663
(1)	Interest on September 30, 2014
(2)	Interest on October, 2014

Since the Association’s closing date was October 1, 2014, the above amounts are not registered at September 30, 2014.

35.4.1 Additional information about the association (DESA acquisition)

a) Assets acquired and liabilities recognized on the acquisition date

On the acquisition date, the  total amount paid (fair value of the shares issued by CPFL Renováveis)  was allocated to the assets acquired and liabilities assumed, including the intangible assets related to the right to operate the authorization, which will be amortized over the remaining period of the authorization tied to operation of the wind farms and SHP. The average term is estimated at 25 years. Consequently, as the total amount paid was allocated to identified assets and liabilities, no residual amount was allocated to goodwill for this transaction.

The subsidiary's management does not expect the amount allocated as the right to operate the acquisition to be tax-deductible and has therefore recorded deferred income tax and social contribution for the difference between the amount allocated to the assets and liabilities and their corresponding tax bases.

The allocation of the amount paid is based on internal analysis produced by the Management of the subsidiary CPFL Renováveis, which finalization of the economic/financial assessment report is pending. The subsidiary's management expects the economic/financial assessment report will be ended by March 2015. This allocation and, consequently, the initial accounting for the acquisition was provisionally made in October 1, 2014, for all items show below, based on the Management’s best estimate:

WF2
consolidated
October 1, 2014

Current asset
Cash and cash equivalents	139,293
Other current assets	17,366

Noncurrent assets
Property, plant and equipment	1,299,277
Intangible - exploitation right	700,706
Other noncurrent assets	90,964

Current liabilities
Loans, financings and debentures	186,752
Other current liabilities	37,634

Noncurrent liabilities
Loans, financings and debentures	789,241
Deferred taxes	251,758
Payable for acquisition of assets	92,185
Net assets acquired	890,036
(-) Noncontrolling shareholders	(56,373)
Fair value of shares issued	833,663

b) Outflow of net cash on the association

No cash payment was made, considering that the acquisition happened by the share exchange, only the cash of WF2 (R$139,293) was incorporated.

c) Additional information

The Company’s consolidated statements for the nine-month period ended September 30, 2014 do not include the results of the consolidated operations of WF2, as these are only taken into consideration from October 1, 2014.

Additionally, considering that the initial accounting for this business combination was not concluded on the authorization date of these interim financial statements, the pro forma information of the net income and of the income or loss for the period of the acquiree are not available for disclosure.

OTHER RELEVANT INFORMATION

SHAREHOLDING STRUCTURE								3rd quarter 2014
CPFL ENERGIA S/A								Per units shares		Date of last change
1 - SHAREHOLDERS OF THE COMPANY	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		668,886,922	69.51%	100.00%	-	0.00%	0.00%	668,886,922	69.51%
1.1 Esc Energia S.A.	15.146.011/0001-51	234,092,930	24.33%	100.00%	-	0.00%	0.00%	234,092,930	24.33%	25-Mar-13
1.2 Fundo Mútuo de Investimentos em Ações - BB Carteira Livre I	73.899.742/0001-74	288,569,602	29.99%	100.00%	-	0.00%	0.00%	288,569,602	29.99%	26-Dec-12
1.3 Bonaire Participações S.A.	33.754.482/0001-24	6,308,790	0.66%	100.00%	-	0.00%	0.00%	6,308,790	0.66%	9-Apr-12
1.4 Energia São Paulo FIA	02.178.371/0001-93	136,820,640	14.22%	100.00%	-	0.00%	0.00%	136,820,640	14.22%	25-Mar-13
1.5 Caixa de Previdência dos Funcionários do Banco do Brasil - Previ	33.754.482/0001-24	477,700	0.21%	100.00%	-	0.00%	0.00%	477,700	0.21%	8-Sep-14
1.6 Camargo Correa S.A.	01.098.905/0001-09	837,860	0.37%	100.00%	-	0.00%	0.00%	837,860	0.37%	25-Mar-13
1.7 Fundação Petrobras de Seguridade Social - Petros	34.053.942/0001-50	1,759,900	0.77%	100.00%	-	0.00%	0.00%	1,759,900	0.77%	7-Jun-13
1.8 Fundação Sistel de Seguridade Social	00.493.916/0001-20	19,500	0.01%	100.00%	-	0.00%	0.00%	19,500	0.01%	26-Sep-13
Noncontrolling shareholders		293,387,338	128.43%	100.00%	-	0.00%	0.00%	293,387,338	128.43%
1.9 BNDES Participações S.A.	00.383.281/0001-09	64,842,768	28.38%	100.00%	-	0.00%	0.00%	64,842,768	28.38%	30-Nov-13
1.10 Board of Directors		800	0.00%	100.00%	-	0.00%	0.00%	800	0.00%	30-Apr-14
1.11 Executive officers		102,300	0.04%	100.00%	-	0.00%	0.00%	102,300	0.04%	31-Jan-14
1.12 Other shareholders		228,441,470	100.00%	100.00%	-	0.00%	0.00%	228,441,470	100.00%
Total		962,274,260	421.23%	100.00%	-	0.00%	0.00%	962,274,260	421.23%
2 - Entity: 1.1 Esc Energia S.A.	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		1,108,804,612	100.00%	100.00%	-	0.00%	0.00%	1,108,804,612	100.00%
1.1.1 VBC Energia S.A.	00.095.147/0001-02	554,402,306	50.00%	100.00%	-	0.00%	0.00%	554,402,306	50.00%	28-Nov-13
1.1.2 Átila Holdings S/A	07.305.671/0001-00	554,402,306	50.00%	100.00%	-	0.00%	0.00%	554,402,306	50.00%	28-Nov-13
Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
Total		1,108,804,612	100.00%	100.00%	-	0.00%	0.00%	1,108,804,612	100.00%
3 - Entity: 1.1.1 VBC ENERGIA S/A	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		3,840,605	88.55%	98.39%	62,981	100.00%	1.61%	3,903,586	88.71%
1.1.1.1 Camargo Corrêa Energia S.A.	04.922.357/0001-88	1,937,959	44.68%	97.63%	47,018	74.65%	2.37%	1,984,977	45.11%	28-Nov-13
1.1.1.2 Camargo Corrêa S.A.	01.098.905/0001-09	1,902,646	43.87%	99.17%	15,963	25.35%	0.83%	1,918,609	43.60%	28-Nov-13
Noncontrolling shareholders		496,670	11.45%	100.00%	-	0.00%	0.00%	496,670	11.29%
1.1.1.3 Camargo Corrêa Investimento em Infra-Estrutura S.A.	02.372.232/0001-04	496,665	11.45%	100.00%	-	0.00%	0.00%	496,665	11.29%	28-Nov-13
1.1.1.4 Other shareholders		5	0.00%	100.00%	-	0.00%	0.00%	5	0.00%
Total		4,337,275	100.00%	98.57%	62,981	100.00%	1.43%	4,400,256	100.00%
4- Entity: 1.1.2 Átila Holdings S/A	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		821,452,787	100.00%	100.00%	-	0.00%	0.00%	821,452,787	100.00%
1.1.2.1 Construções e Comércio Camargo Corrêa S.A.	61.522.512/0001-02	380,575,180	46.33%	100.00%	-	0.00%	0.00%	380,575,180	46.33%	31-Aug-11
1.1.2.2 Camargo Corrêa S.A	01.098.905/0001-09	440,877,607	53.67%	100.00%	-	0.00%	0.00%	440,877,607	53.67%	1-Sep-09
Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
Total		821,452,787	100.00%	100.00%	-	0.00%	0.00%	821,452,787	100.00%
5 - Entity: 1.1.1.1 Camargo Corrêa Energia S.A.	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		2,360,886	100.00%	77.41%	689,071	100.00%	22.59%	3,049,957	100.00%
1.1.1.1.1 Camargo Corrêa Investimento em Infra-Estrutura S.A.	02.372.232/0001-04	2,360,886	100.00%	77.41%	689,071	100.00%	22.59%	3,049,957	100.00%	30-Apr-12
Noncontrolling shareholders		-	0.00%	0.00%	4	0.00%	100.00%	4	0.00%
1.1.1.1.2 Other shareholders		-	0.00%	0.00%	4	0.00%	100.00%	4	0.00%
Total		2,360,886	100.00%	77.41%	689,075	100.00%	22.59%	3,049,961	100.00%
6 - Entity: 1.1.1.2 Camargo Corrêa S.A.	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		48,943	99.99%	34.46%	93,099	100.00%	65.54%	142,042	100.00%
1.1.1.2.1 Participações Morro Vermelho S.A.	03.987.192/0001-60	48,943	99.99%	34.46%	93,099	100.00%	65.54%	142,042	100.00%	30-Apr-12
Noncontrolling shareholders		3	0.01%	75.00%	1	0.00%	25.00%	4	0.00%
1.1.1.2.2 Other shareholders		3	0.01%	75.00%	1	0.00%	25.00%	4	0.00%
Total		48,946	100.00%	34.46%	93,100	100.00%	65.54%	142,046	100.00%
7 - Entity: 1.1.1.3 Camargo Corrêa Investimento em Infra-Estrutura S.A.	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		1,058,326,174	100.00%	100.00%	-	0.00%	0.00%	1,058,326,174	100.00%
1.1.1.3.1 Camargo Corrêa S.A.	01.098.905/0001-09	1,058,326,174	100.00%	100.00%	-	0.00%	0.00%	1,058,326,174	100.00%	2-May-13
Noncontrolling shareholders		4	0.00%	100.00%	-	0.00%	0.00%	4	0.00%
1.1.1.3.2 Other shareholders		4	0.00%	100.00%	-	0.00%	0.00%	4	0.00%
Total		1,058,326,178	100.00%	100.00%	-	0.00%	0.00%	1,058,326,178	100.00%
8 - Entity: 1.1.2.1 Construções e Comércio Camargo Corrêa S.A.	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		527,213	100.00%	85.73%	87,780	100.00%	14.27%	614,993	100.00%
1.1.2.1.1 Camargo Corrêa Construções e Participações S.A.	11.196.609/0001-02	527,213	100.00%	85.73%	87,780	100.00%	14.27%	614,993	100.00%	30-Apr-14
Noncontrolling shareholders		1	0.00%	100.00%	-	0.00%	0.00%	1	0.00%
1.1.2.1.2 Other shareholders		1	0.00%	100.00%	-	0.00%	0.00%	1	0.00%
Total		527,214	100.00%	85.73%	87,780	100.00%	14.27%	614,994	100.00%
9 - Entity: 1.1.1.2.1 Participações Morro Vermelho S.A.	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		2,249,991	100.00%	100.00%	-	0.00%	0.00%	2,249,991	33.33%
1.1.1.2.1.1 RCABON Empreendimentos e Participações S.A	09.594.448/0001-55	749,997	33.33%	100.00%	-	0.00%	0.00%	749,997	11.11%	2-May-12
1.1.1.2.1.2 RCNON Empreendimentos e Participações S.A	09.594.570/0001-21	749,997	33.33%	100.00%	-	0.00%	0.00%	749,997	11.11%	2-May-12
1.1.1.2.1.3 RCPODON Empreendimentos e Participações S.A	09.594.541/0001-60	749,997	33.33%	100.00%	-	0.00%	0.00%	749,997	11.11%	2-May-12
Noncontrolling shareholders		9	0.00%	0.00%	4,500,000	100.00%	100.00%	4,500,009	66.67%
1.1.1.2.1.4 RCABPN Empreendimentos e Participações S.A	09.594.459/0001-35	-	0.00%	0.00%	1,498,080	33.29%	100.00%	1,498,080	22.19%	1-Oct-08
1.1.1.2.1.5 RCNPN Empreendimentos e Participações S.A	09.594.480/0001-30	-	0.00%	0.00%	1,498,080	33.29%	100.00%	1,498,080	22.19%	1-Oct-08
1.1.1.2.1.6 RCPODPN Empreendimentos e Participações S.A	09.594.468/0001-26	-	0.00%	0.00%	1,498,080	33.29%	100.00%	1,498,080	22.19%	1-Oct-08
1.1.1.2.1.7 RRRPN Empreendimentos e Participações S.A	09.608.284/0001-78	-	0.00%	0.00%	5,760	0.13%	100.00%	5,760	0.09%	1-Oct-08
1.1.1.2.1.8 Other shareholders		9	0.00%	100.00%	-	0.00%	0.00%	9	0.00%
Total		2,250,000	100.00%	33.33%	4,500,000	100.00%	66.67%	6,750,000	100.00%
10 - Entity: 1.1.2.1.1 Camargo Corrêa Construções e Participações S.A.	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		2,398,357,921	100.00%	100.00%	-	0.00%	0.00%	2,398,357,921	100.00%
1.1.2.1.1.1 Camargo Corrêa S.A.	01.098.905/0001-09	2,398,357,921	100.00%	100.00%	-	0.00%	0.00%	2,398,357,921	100.00%	15-Oct-13
Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
1.1.2.1.1.2 Other shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
Total		2,398,357,921	100.00%	100.00%	-	0.00%	0.00%	2,398,357,921	100.00%
										(continue)

11 - Entity: 1.1.1.2.1.1 RCABON Empreendimentos e Participações S.A	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		749,850	100.00%	99.99%	40	26.67%	0.01%	749,890	99.99%
1.1.1.2.1.1.1 Rosana Camargo de Arruda Botelho	535.804.358-68	749,850	100.00%	99.99%	40	26.67%	0.01%	749,890	99.99%	1-Oct-08
Noncontrolling shareholders		-	0.00%	0.00%	110	73.33%	100.00%	110	0.01%
1.1.1.2.1.1.2 Other shareholders		-	0.00%	0.00%	110	73.33%	100.00%	110	0.01%
Total		749,850	100.00%	99.98%	150	100.00%	0.02%	750,000	100.00%
12 - Entity: 1.1.1.2.1.2 RCNON Empreendimentos e Participações S.A	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		749,850	100.00%	99.99%	40	26.67%	0.01%	749,890	99.99%
1.1.1.2.1.2.1 Renata de Camargo Nascimento	535.804.608-97	749,850	100.00%	99.99%	40	26.67%	0.01%	749,890	99.99%	1-Oct-08
Noncontrolling shareholders		-	0.00%	0.00%	110	73.33%	100.00%	110	0.01%
1.1.1.2.1.2.2 Other shareholders		-	0.00%	0.00%	110	73.33%	100.00%	110	0.01%
Total		749,850	100.00%	99.98%	150	100.00%	0.02%	750,000	100.00%
13 - Entity: 1.1.1.2.1.3 RCPODON Empreendimentos e Participações S.A	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		749,850	100.00%	100.00%	-	0.00%	0.00%	749,850	99.98%
1.1.1.2.1.3.1 Regina de Camargo Pires Oliveira Dias	153.204.398-81	749,850	100.00%	100.00%	-	0.00%	0.00%	749,850	99.98%	1-Oct-08
Noncontrolling shareholders		-	0.00%	0.00%	150	100.00%	100.00%	150	0.02%
1.1.1.2.1.3.2 Other shareholders		-	0.00%	0.00%	150	100.00%	100.00%	150	0.02%
Total		749,850	100.00%	99.98%	150	100.00%	0.02%	750,000	100.00%
14 - Entity: 1.1.1.2.1.4 RCABPN Empreendimentos e Participações S.A	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		1,499,890	99.99%	100.00%	-	0.00%	0.00%	1,499,890	99.99%
1.1.1.2.1.4.1 Rosana Camargo de Arruda Botelho	535.804.358-68	1,499,890	99.99%	100.00%	-	0.00%	0.00%	1,499,890	99.99%	1-Oct-08
Noncontrolling shareholders		110	0.01%	100.00%	-	0.00%	0.00%	110	0.01%
1.1.1.2.1.4.2 Other shareholders		110	0.01%	100.00%	-	0.00%	0.00%	110	0.01%
Total		1,500,000	100.00%	100.00%	-	0.00%	0.00%	1,500,000	100.00%
15 - Entity: 1.1.1.2.1.5 RCNPN Empreendimentos e Participações S.A	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		1,499,890	99.99%	100.00%	-	0.00%	0.00%	1,499,890	99.99%
1.1.1.2.1.5.1 Renata de Camargo Nascimento	535.804.608-97	1,499,890	99.99%	100.00%	-	0.00%	0.00%	1,499,890	99.99%	1-Oct-08
Noncontrolling shareholders		110	0.01%	100.00%	-	0.00%	0.00%	110	0.01%
1.1.1.2.1.5.2 Other shareholders		110	0.01%	100.00%	-	0.00%	0.00%	110	0.01%
Total		1,500,000	100.00%	100.00%	-	0.00%	0.00%	1,500,000	100.00%
16 - Entity: 1.1.1.2.1.6 RCPODPN Empreendimentos e Participações S.A	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		1,499,850	99.99%	100.00%	-	0.00%	0.00%	1,499,850	99.99%
1.1.1.2.1.6.1 Regina de Camargo Pires Oliveira Dias	153.204.398-81	1,499,850	99.99%	100.00%	-	0.00%	0.00%	1,499,850	99.99%	1-Oct-08
Noncontrolling shareholders		150	0.01%	100.00%	-	0.00%	0.00%	150	0.01%
1.1.1.2.1.6.2 Other shareholders		150	0.01%	100.00%	-	0.00%	0.00%	150	0.01%
Total		1,500,000	100.00%	100.00%	-	0.00%	0.00%	1,500,000	100.00%
17 - Entity: 1.1.1.2.1.7 RRRPN Empreendimentos e Participações S.A	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		5,940	100.00%	100.00%	-	0.00%	0.00%	5,940	100.00%
1.1.1.2.1.7.1 Rosana Camargo de Arruda Botelho	535.804.358-68	1,980	33.33%	100.00%	-	0.00%	0.00%	1,980	33.33%	1-Oct-08
1.1.1.2.1.7.2 Renata de Camargo Nascimento	535.804.608-97	1,980	33.33%	100.00%	-	0.00%	0.00%	1,980	33.33%	1-Oct-08
1.1.1.2.1.7.3 Regina de Camargo Pires Oliveira Dias	153.204.398-81	1,980	33.33%	100.00%	-	0.00%	0.00%	1,980	33.33%	1-Oct-08
Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
Total		5,940	100.00%	100.00%	-	0.00%	0.00%	5,940	100.00%
18 - Entity: 1.2 Fundo Mútuo de Investimentos em Ações - BB Carteira Livre I	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		130,163,541	100.00%	100.00%	-	0.00%	0.00%	130,163,541	100.00%
1.2.1 Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI	33.754.482/0001-24	130,163,541	100.00%	100.00%	-	0.00%	0.00%	130,163,541	100.00%	3-Nov-09
Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
Total		130,163,541	100.00%	100.00%	-	0.00%	0.00%	130,163,541	100.00%
19 - Entity: 1.3 Bonaire Participações S.A.	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		66,728,877	100.00%	100.00%	-	0.00%	0.00%	66,728,877	100.00%
1.3.1 Energia São Paulo Fundo de Investimento em Ações	02.178.371/0001-93	66,728,877	100.00%	100.00%	-	0.00%	0.00%	66,728,877	100.00%	21-Jul-14
Noncontrolling shareholders		1	0.00%	100.00%	-	0.00%	0.00%	1	0.00%
1.3.2 Other shareholders		1	0.00%	100.00%	-	0.00%	0.00%	1	0.00%
Total		66,728,878	100.00%	100.00%	-	0.00%	0.00%	66,728,878	100.00%
20 - Entity: 1.4 Energia São Paulo Fundo de Investimento em Ações	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		796,479,768	100.00%	100.00%	-	0.00%	0.00%	796,479,768	100.00%
1.4.1 Fundos de Investimento em Cotas de Fundo de Investimento em Participações 114	07.792.436/0001-00	353,528,507	44.39%	100.00%	-	0.00%	0.00%	353,528,507	44.39%	16-Nov-04
1.4.2 Fundação Petrobras de Seguridade Social - Petros	34.053.942/0001-50	181,405,069	22.78%	100.00%	-	0.00%	0.00%	181,405,069	22.78%	16-Nov-04
1.4.3 Fundação Sabesp de Seguridade Social - Sabesprev	65.471.914/0001-86	4,823,881	0.61%	100.00%	-	0.00%	0.00%	4,823,881	0.61%	16-Nov-04
1.4.4 Fundação Sistel de Seguridade Social	00.493.916/0001-20	256,722,311	32.23%	100.00%	-	0.00%	0.00%	256,722,311	32.23%	16-Nov-04
Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
Total		796,479,768	100.00%	100.00%	-	0.00%	0.00%	796,479,768	100.00%
21 - Entity: 1.4.1 Fundos de Investimento em Cotas de Fundo de Investimento em Participações 114	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		353,528,507	100.00%	100.00%	-	0.00%	0.00%	353,528,507	100.00%
1.4.1.1 Fundação CESP	62.465.117/0001-06	353,528,507	100.00%	100.00%	-	0.00%	0.00%	353,528,507	100.00%	16-Nov-04
Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
Total		353,528,507	100.00%	100.00%	-	0.00%	0.00%	353,528,507	100.00%
22 - Entity: 1.9 BNDES Participações S.A.	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		1	100.00%	100.00%	-	0.00%	0.00%	1	100.00%
1.9.1 Banco Nacional de Desenv. Econômico e Social (1)	33.657.248/0001-89	1	100.00%	100.00%	-	0.00%	0.00%	1	100.00%	15-Dec-09
Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
Total		1	100.00%	100.00%	-	0.00%	0.00%	1	100.00%

(1) State agency - Federal Government Number of shares is expressed in units.

Quartely Social Report (Nine Months) 2014 /2013 (*)

Company: CPFL ENERGIA S.A.

1 - Basis for Calculation	Nine months of 2014 Value (R$ thousand)			Nine months of 2013 Value (R$ thousand)
Net Revenues (NR)	12,062,968			10,915,884
Operating Result (OR)	744,960			1,044,859
Gross Payroll (GP)	512,655			489,749
2 - Internal Social Indicators	Value (thousand)	% of GP	% of NR	Value (thousand)	% of GP	% of NR
Food	44,355	8.65%	0.37%	40,648	8.30%	0.37%
Mandatory payroll taxes	138,941	27.10%	1.15%	134,042	27.37%	1.23%
Private pension plan	27,057	5.28%	0.22%	26,830	5.48%	0.25%
Health	28,753	5.61%	0.24%	25,958	5.30%	0.24%
Occupational safety and health	2,201	0.43%	0.02%	2,303	0.47%	0.02%
Education	1,544	0.30%	0.01%	1,762	0.36%	0.02%
Culture	0	0.00%	0.00%	0	0.00%	0.00%
Trainning and professional development	5,286	1.03%	0.04%	8,684	1.77%	0.08%
Day-care / allowance	729	0.14%	0.01%	713	0.15%	0.01%
Profit / income sharing	41,424	8.08%	0.34%	31,533	6.44%	0.29%
Others	5,005	0.98%	0.04%	3,861	0.79%	0.04%
Total - internal social indicators	295,295	57.60%	2.45%	276,334	56.42%	2.53%
3 - External Social Indicators	Value (thousand)	% of OR	% of NR	Value (thousand)	% of OR	% of NR
Education	70	0.01%	0.00%	890	0.09%	0.01%
Culture	6,148	0.83%	0.05%	8,297	0.79%	0.08%
Health and sanitation	343	0.05%	0.00%	634	0.06%	0.01%
Sport	0	0.00%	0.00%	153	0.01%	0.00%
War on hunger and malnutrition	0	0.00%	0.00%	0	0.00%	0.00%
Others	5,092	0.68%	0.04%	2,556	0.24%	0.02%
Total contributions to society	11,653	1.56%	0.10%	12,530	1.20%	0.11%
Taxes (excluding payroll taxes)	3,381,993	454.06%	28.04%	3,237,409	309.84%	29.66%
Total - external social indicators	3,393,646	455.62%	28.14%	3,249,939	311.04%	29.77%
4 - Environmental Indicators	Value (thousand)	% of OR	% of NR	Value (thousand)	% of OR	% of NR
Investments relalated to company production / operation	24,079	3.23%	0.20%	31,734	3.04%	0.29%
Investments in external programs and/or projects	38,615	5.18%	0.32%	40,742	3.90%	0.37%
Total environmental investments	62,694	8.42%	0.52%	72,476	6.94%	0.66%
Regarding the establishment of "annual targets" to minimize residues, the consumption in production / operation and increase efficiency in the use of natural resources, the company:	( ) do not have targets ( ) fulfill from 51 to 75% ( ) fulfill from 0 to 50% (X) fulfill from 76 to 100%			( ) do not have targets ( ) fulfill from 51 to 75% ( ) fulfill from 0 to 50% (X) fulfill from 76 to 100%
5 - Staff Indicators	Nine months of 2014			Nine months of 2013
Nº of employees at the end of period	8,921			8,386
Nº of employees hired during the period	1,804			1,388
Nº of outsourced employees	ND			ND
Nº of interns	185			226
Nº of employees above 45 years age	2,100			1,989
Nº of women working at the company	2,062			1,906
% of management position occupied by women	8.72%			10.04%
Nº of Afro-Brazilian employees working at the company	1,593			1,224
% of management position occupied by Afro-Brazilian employees	1.22%			2.17%
Nº of employees with disabilities	272			278
6 - Relevant information regarding the exercise of corporate citizenship	Nine months of 2014			Nine months of 2013
Ratio of the highest to the lowest compensation at company	24.43			23.83
Total number of work-related accidents	40			20
Social and environmental projects developed by the company were decided upon by:	( ) directors	(X) directors and managers	( ) all employees	( ) directors	(X) directors and managers	( ) all employees
Health and safety standards at the workplace were decided upon by:	( ) directors and managers	( ) all employees	(X) all + Cipa	( ) directors and managers	( ) all employees	(X) all + Cipa
Regarding the liberty to join a union, the right to a collective negotiation and the internal representation of the employees, the company:	( ) does not get involved	( ) follows the OIT rules	(X) motivates and follows OIT	( ) does not get involved	( ) follows the OIT rules	(X) motivates and follows OIT
The private pension plan contemplates:	( ) directors	( ) directors and managers	(X) all employees	( ) directors	( ) directors and managers	(X) all employees
The profit / income sharing contemplates:	( ) directors	( ) directors and managers	(X) all employees	( ) directors	( ) directors and managers	(X) all employees
In the selection of suppliers, the same ethical standards and social / environmental responsibilities adopted by the company:	( ) are not considered	( ) are suggested	(X) are required	( ) are not considered	( ) are suggested	(X) are required
Regarding the participation of employees in voluntary work programs, the company:	( ) does not get involved	( ) supports	(X) organizes and motivates	( ) does not get involved	( ) supports	(X) organizes and motivates
Total number of customer complaints and criticisms:	in the company	in Procon	in the Courts	in the company (**)	in Procon (**)	in the Courts
	1,414,838	1,043	4,317	1,298,605	744	4,813
% of complaints and criticisms attended to or resolved:	in the company	in Procon	in the Courts	in the company (**)	in Procon (**)	in the Courts
	100%	100%	35.5%	100%	100%	7.2%
Total value-added to distribute (R$ 000):	Nine months of 2014	5,994,615		Nine months of 2013	5,835,555
Value-Added Distribution (VAD):	58.1% government 10% employees 5.2% shareholders 25% third parties 1.7% retained			57.2% government 9.8% employees 6.2% shareholders 22.3% third parties 4.5% retained
7 - Other information
Responsible: Sergio Luiz Felice, phone: 55-19-3756-8018, slfelice@cpfl.com.br
(*) Information not reviewed by the independent auditors

Shareholders of CPFL Energia S/A holding more than 5% of the shares of the same type and class, as of September 30, 2014:

Shareholders	Common shares	Interest - %
ESC Energia S.A.	234,092,930	24.33
BB Carteira Livre I FIA	288,569,602	29.99
Bonaire Participações S.A.	6,308,790	0.66
Energia São Paulo FIA	136,820,640	14.22
Caixa de Previdência dos Funcionários do Banco do Brasil - Previ	477,700	0.05
Camargo Correa S.A.	837,860	0.09
Fundação Petrobras de Seguridade Social - Petros	1,759,900	0.18
Fundação Sistel de Seguridade Social	19,500	0.00
BNDES Participações S.A.	64,842,768	6.74
Other shareholders	228,544,570	23.75
Total	962,274,260	100.00

Quantity and characteristic of secutiries held by directly or indirectly Controlling Shareholders, Executive Officers, Board of Directors, Fiscal Council and Free Float, as of Sptember 30, 2014 and 2013:

	September 30, 2014		September 30, 2013
Acionistas	Common shares	Interest - %	Common shares	Interest - %
Controlling shareholders	668,886,922	69.51	668,896,922	69.51
Administrator	-	-	-	-
Members of the Executive Officers	102,300	0.01	102,350	0.01
Members of the Board of Directors	800	0.00	-	-
Fiscal Council Members	-	-	-	-
Other shareholders	293,284,238	30.48	293,274,988	30.48
Total	962,274,260	100.00	962,274,260	100.00
Outstanding shares - free float	293,284,238	30.48	293,274,988	30.48

The Company is committed to arbitration in the Market Arbitratoin Chamber, in accordance with the

Arbitration Clause in Article 44 of the Company’s By-Laws.

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Board of Directors and Shareholders of

CPFL Energia S.A.

São Paulo - SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of CPFL Energia S.A. (“CPFL Energia” or “Company”), identified as Parent Company and Consolidated, respectively, included in the Interim Financial Information Form (“ITR”), for the quarter ended September 30, 2014, which comprises the balance sheets as of September 30, 2014, and related statements of income, comprehensive income for the three-month and nine-month periods then ended, changes in shareholders' equity and cash flows for the nine-month period then ended, including the explanatory notes.

Management is responsible for the preparation of these individual interim financial information in accordance with technical pronouncement CPC 21 (R1) - Interim Financial Reporting and consolidated interim financial information in accordance with technical pronouncement CPC 21 (R1) and IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (“CVM”) applicable to the preparation of Interim Financial Information (“ITR”). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International standards on review of interim financial information statement (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual interim financial information included in the Interim Financial Information Form referred to above is not prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1) applicable to the preparation of Interim Financial Information (“ITR”) and presented in accordance with the standards issued by the Brazilian Exchange and Securities Commission (“CVM”).

Conclusion on the consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information included in the Interim Financial Information Form referred to above is not prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1) and IAS 34 applicable to the preparation of Interim Financial Information (“ITR”) and presented in accordance with the standards issued by the Brazilian Securities Commission (“CVM”).

Emphases of matter

Founds Transferred from Energy Development Account - CDE

As mentioned in note 26.1, the Company and its subsidiaries recorded as a reduction of cost of energy purchased, founds transferred directly from the Energy Development Account (“CDE”) and through the Chamber of Electric Energy Commercialization (“CCEE”) concerning to the three-month and nine-month periods ended September 30, 2014. Our conclusion is not modified due to this matter.

Other matters

Statements of value added

We have also reviewed the individual and consolidated statements of value added (“DVA”)
for the nine-month period ended September 30, 2014, prepared under Management's responsibility, the presentation of which is required by the standards issued by the Brazilian Securities and Exchange Commission (“CVM”) applicable to the preparation of Interim Financial Information (ITR) and is considered as supplemental information for IFRSs that do not require the presentation of DVA. These statements were subject to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that there are not fairly presented, in all material respects, in relation to the individual and consolidated interim financial information taken as a whole.

Campinas, October 31, 2014

DELOITTE TOUCHE TOHMATSU	Marcelo Magalhães Fernandes
Auditores Independentes	Engagement Partner

The sheets related to the Interim Financial Information (ITR) reviewed by us are marked for identification purposes only.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 10, 2014

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.